ARS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

09002485

FORM 10-K

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2008

☐ TRANSITION REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from ________ to ____________

Commission File Number: 0-24217

LiveDeal, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	**85-0206668**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)
2490 East Sunset Road, Suite 100 **Las Vegas, Nevada**	**89120**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(702) 939-0230**

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $.001 Par Value
(Title of Class)

PROCESSED
MAR 12 2009
THOMSON REUTERS

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Received SEC
FEB 0 3 2009
Washington, DC 20549

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", " accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐(Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates computed based on the closing price of such stock on March 31, 2008 was approximately $18,759,655.

The number of shares outstanding of the registrant's common stock, as of December 1, 2008, was 6,066,742 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement relating to the Registrant's 2009 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

LIVEDEAL, INC.

FORM 10-K
For the year ended September 30, 2008

TABLE OF CONTENTS

PART I

Forward-Looking Statements

Part I of this Annual Report on Form 10-K includes statements that constitute "forward-looking statements." These forward-looking statements are often characterized by the terms "may," "believes," "projects," "expects," or "anticipates," and do not reflect historical facts. Specific forward-looking statements contained in Part I of this Annual Report include, but are not limited to, our company's (i) belief that local exchange carrier, or LEC billing, will continue to be a significant billing channel in the future; (ii) expectation of increasing revenues through our national accounts programs, fulfillment contracts, web hosting and other arrangements; (iii) belief in the growth in our Telesold Suite Services to continue through fiscal 2009 and to represent a more substantial portion of our revenue in the upcoming fiscal year and going forward; (iv) belief in the growth of Internet usage and the Internet Yellow Page market as described in recent press releases by The Kelsey Group; (v) belief in the growth of the local search and information market as described in recent reports by Borrell Associates;(vi) belief that existing cash on hand will be sufficient to meet our needs for the next 12 months; (vii) belief that recent acquisitions to bring telemarketing services in-house will yield future cost savings and (viii) belief that existing facilities are adequate for our current and anticipated future needs and that our facilities and their contents are adequately covered by insurance.

Forward-looking statements involve risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Factors and risks that could affect our results and achievements and cause them to materially differ from those contained in the forward-looking statements include those identified in *Item 1A. Risk Factors*, as well as other factors that we are currently unable to identify or quantify, but may exist in the future.

In addition, the foregoing factors may affect generally our business, results of operations and financial position. Forward-looking statements speak only as of the date the statement was made. We do not undertake and specifically decline any obligation to update any forward-looking statements.

ITEM 1. Business

Our Company

LiveDeal, Inc., a Nevada corporation (formerly known as YP Corp.) (the "Company," "we," "us," or "our") is a provider of Internet directory, classified and audience acquisition services to small businesses. Through our wholly-owned subsidiary, Telco Billing, Inc. ("Telco"), located in Las Vegas, Nevada, we publish a small business directory online at or through the following URL's: yellowpages.livedeal.com (and until October, 2008 at the URL www.YP.com). The company also publishes an online classified marketplace at the URL www.livedeal.com. Any information contained on the foregoing websites or any other websites referenced in this Annual Report are not a part of this Annual Report.

On June 6, 2007, we completed our acquisition of LiveDeal, Inc, a California corporation ("LiveDeal"). LiveDeal has developed and operates an online local classifieds marketplace, www.livedeal.com which has millions of goods and services listed for sale across the U.S. LiveDeal offers such classifieds functionality as fraud protection, identity protection, e-commerce, listing enhancements, photos, community-building, package pricing, premium stores, featured Yellow Page business listings and advanced local search capabilities. Additionally, the LiveDeal technology lets consumers search or browse for items in a particular city, state or zip code.

On July 10, 2007, we acquired substantially all of the assets and assumed certain liabilities of OnCall Subscriber Management Inc. a Manila, Philippines-based company that provides telemarketing services. This acquisition allowed us to bring certain marketing efforts in-house, which we expect to yield future cost savings.

Summary Business Description

We have two inter-related primary lines of business: (1) We deliver a suite of audience acquisition services for small businesses, sold via telemarketing and supported by our websites and software that we have developed to manage search and other Internet services efficiently, and (2) we maintain a combined local online classifieds and small business directory marketplace with millions of goods and services listed for sale, in every city and zip code across the U.S.

Our websites, by combining the benefits of classifieds, business listings, mobile services, advertising/distribution networks and e-commerce into a single online solution, offer businesses and consumers an affordable and effective solution for creating a web presence and marketing their products and services locally. Using LiveDeal's marketplace, consumers can search or browse for items in a particular city, state or zip code, or reach out on a national or global scope if they so choose.

Our websites also support our audience acquisition services by providing locally and vertically targeted Internet pages that are effective at producing web site traffic, leads and other valuable customer interactions on behalf of our small business customers. Our Telesold audience acquisition services are not limited to our own websites. Our suite currently includes the following activities but the range of activities we deliver is designed to shift over time, based on the needs of our small business customers and the ever-changing state of Internet technology:

- Website URL acquisition services whereby we obtain website address names on behalf of our small business clients.
- Website development and deployment services where we create, house and manage websites on behalf of our small business clients.
- Website traffic and audience development services which provides sophisticated search engine marketing techniques, access to our own websites, partnerships with other websites and other techniques to generate traffic to our customers' websites, whether created and housed by us or not.
- Website analytics and performance reports that generate information for our customers about activities on their websites and lead activities for their businesses based on Internet activities.
- Directory services: We provide both basic and enhanced directory listings for our customers on our own directory and on partner directories.
- Classified services which provide classified and bulk inventory commerce capabilities for our small business customers through our classified marketplace.

Products and Services

Website Products

Business Directory

We use a business model similar to print Yellow Pages publishers for our Yellow Page marketplace. We publish basic directory listings on the Internet free of charge. Our basic listings contain the business name, address and telephone number for almost 17 million U.S. businesses. We strive to maintain a listing for almost every business in America in this format.

We generate revenues from advertisers that desire increased exposure for their businesses. As described below, advertisers pay us monthly fees in the same manner that advertisers pay additional fees to traditional print Yellow Pages providers for enhanced advertisement font, location or display. The users of our website are prospective customers for our advertisers, as well as the other businesses for which we publish basic listings. We also have arrangements with third parties to distribute our advertisers' information to other search engines, thereby enhancing our advertisers' presence on the Internet.

Benefits to Advertisers. We provide added value to advertisers that have purchased our Internet Advertising Package ("IAP") through promotion and branding of our website to bring customers to our advertisers. We believe that the large number of IAPs, which include the Mini-WebPages, provide users of our website with more information about our advertisers and that this feature is more readily available on our website than that of our competitors. We believe that we provide users of our website with the information they are looking for, more quickly and more efficiently. We believe our call center provides the highest level of customer service and therefore provides IAP advertisers with the necessary resources to fully utilize the benefits of the IAP. We also believe the attraction of these users will, over the long-term, result in more sales for our IAP advertisers.

Moreover, we provide additional value through our relationships. We provide the majority of our IAP advertisers additional exposure by circulating their listings to other search engines. The circulated listing competes for appearance in search results across the Internet through a paid advertising agreement with Interchange Corp., which in turn circulates listings to destinations such as epilot.com and local.com. Interchange Corp. has agreements with approximately 300 search partners with over 3 billion searches per month to display advertising. We also have an agreement with Yahoo! Search Services to improve our IAP advertisers' appearance in search results at several high-profile sites including www.msn.com, www.altavista.com, www.cnn.com and www.infospace.com. In addition to our paid advertising programs, our preferred listings are syndicated to community portals at www.mycity.com. MyCity.com has a national network of online city guides, focused on delivering local search results.

Benefits to Users of our Website. We are a national online Yellow Pages. Users of our website can access information nationally rather than relying exclusively on local listings such as those provided in print Yellow Pages directories. In addition, our product offerings allow users to find and take advantage of our advertisers' current special offerings and discounts. Users can access such information easily through their desktop or laptop computers, cellular telephones or hand-held devices, such as personal digital assistants. We believe our offering of a national online Yellow Pages service meets the growing demand for immediate access and the increasing need and trend of Internet users who are more frequently traveling to areas outside the areas serviced by their local print directories. We also believe that our website meets or exceeds the local Yellow Page search capabilities of our major competitors.

Internet Advertising Package. Our primary revenue-producing directory product is our Internet Advertising Package, or IAP. Under this package, the advertiser pays for additional exposure by purchasing enhancements to a basic listing, such as a Mini-WebPage. This Mini-WebPage contains, among other useful information, a 40-word description of the business, hours of operation, and detailed contact information. The advertiser can easily access and modify its Mini-WebPage. This product is easily searched by users of our website on their personal computers, as well as cellular telephones and other hand-held devices. In order to provide search traffic to an advertiser's Mini-WebPage, we elevate the advertiser to a preferred listing status at no additional charge. As such, the preferred advertiser enjoys the benefit of having its advertisement displayed in a primary position before all of the basic listings in that particular category when users of our website perform searches on our website. We also provide our IAP advertisers with enhanced presentation and additional unique products, including:

- Larger font.
- Bolded business name.
- A "tagline" whereby the advertiser can differentiate itself from its competitors.
- An audio advertisement.
- Map directions.
- A Click2Call™ feature, whereby a user of our website can place a telephone call to one of our advertising customers by clicking the icon that is displayed on the Mini-WebPage. This initiates a telephone call by the advertiser to the user, in a conference call type format. Once both are connected, it functions as a regular telephone call. Because we cover all charges for this telephone call, it is free of charge to both the user and the IAP advertiser. We have an agreement with WebDialogs, Inc. to provide this service.
- A link to the advertiser's own webpage and email address.
- Additional distribution network for preferred listings. This feature gives additional exposure to our IAP advertisers by placing their preferred listing on several online directory systems. There currently is no charge to the IAP advertiser for these additional channels of distribution.

Directory Pricing. Our IAP advertisers generally pay between $27.50 and $39.95 per month. Our IAP accounted for approximately 90% of our net revenues in fiscal 2008. We believe that these prices are comparable to the prices of our competitors and we believe that our site provides superior value to our advertisers when considering the many benefits that they receive, including the Click2Call feature, the Mini-WebPage, mapping directions, links to the advertiser websites, and the speed and ease of use of our website.

Our pricing advantage is significant when compared with printed Yellow Pages. For a Yellow Pages listing with comparable information content, an advertiser would typically pay over $200 per month. This listing in the printed Yellow Pages would include a business description of comparable size to our IAP offering but would lack our Click2Call feature, mapping directions, and link to the advertiser's website. Our online Yellow Pages provide significant flexibility in terms of changing content and adding special informational items at any time throughout the year. Advertisers in printed Yellow Pages are limited by the publishers' infrequent re-publication schedule if they desire to change their advertisement.

Online Classifieds

We operate an online classified marketplace at our website LiveDeal.com. We offer our standard non-commercial classified advertisements to users at no charge. However, we offer additional upgrades on a fee-for-service basis to promote these listings. Additionally, commercial businesses utilize our online marketplace to promote their businesses. We offer various online storefronts to commercial businesses which permit these businesses to establish a separate section within our site with their logos, enhanced listings and other features.

Advertisers can also display graphical advertisements on the pages that are viewed by our users across our website. For these advertising services, we earn revenue as "impressions" are delivered. An "impression" is delivered when an advertisement appears in pages viewed by users.

Classified Pricing: Basic classified advertisements for non-commercial users are free, though we offer a variety of promotional options to improve selling success on a fee for service basis, with such pricing ranging from $0.50 to $29.95 per listing. Pricing for storefronts and other commercial services are priced beginning at $9.95 per month for merchandise accounts and $76.00 per month for automobile accounts, with additional promotional options offered on a fee-for-service basis. Our pricing is competitive with print classified advertisements.

For the fiscal year ended September 30, 2008, these products accounted for approximately 1% of our net revenues.

Telesold Suite Services

Since February 2008, we have added a new line of business that utilizes, but is not entirely dependent on, our classified and directory websites and billing services. This line of business is based around using telesales and sophisticated Internet audience acquisition technologies to deliver a suite of audience acquisition services to small businesses.

We believe this approach represents an essential element in the local marketplace. Small businesses turned to traditional Yellow Pages and Internet directories as low-cost effective tools for identifying and delivering customers who are geographically appropriate and ready to buy. These traditional approaches retain value for small businesses, but that value is steadily waning as new waves of Internet capabilities come into existence.

The most significant of these is Internet search and the tying of Internet advertising services to search. This development makes it possible, even likely, that customers can find the businesses they need without ever going to a directory. The small business whose website information or advertising message is associated with a successful search becomes the likely recipient of that business. So, utilizing Internet search and related advertising is fast becoming a necessity for small businesses.

Another key Internet development is the rise of locally oriented user review sites and services, such as Yelp.com. At these sites, consumers let each other know about their experiences with local businesses. They rate and comment on the businesses. The sites also tend to provide some aspects of traditional directories as well as new services, such as placing businesses on a local map, providing driving directions, etc. At these sites, as with search, consumers can select businesses for their commerce without ever using a traditional directory.

With the emergence of these new Internet capabilities, and others that are fast emerging, the role of directories, both paper and Internet, is steadily moving toward the back end of a customer acquisition process, where search and review sites dominate the front end, where the greatest value for both customer and business resides.

Small businesses that can take advantage of the emerging Internet capabilities will be able to acquire customers with efficiency never-before-possible; those that cannot will suffer in comparison. So, it is becoming widely recognized among small business owners that mastering the Internet arts is an essential.

But there is a gap. These new Internet services are inherently technological. They require a deep dedication of time, technological skills, language and presentation expertise and other arcane masteries that few small businesspeople have, or have the intention of acquiring. The fact is that, to succeed, a small businessperson needs to remain utterly focused on the fundamentals of his/her business. Hours or days spent in a dark room staring at a bright screen trying to coax software to produce positive effects, is unlikely to produce maximal benefits and is certain to reduce focus on the small business' core activities.

Small businesses need a partner with the necessary expertise and understanding to manage emerging Internet audience acquisition services on their behalf. They need this partner to operate quickly, proactively and at the lowest possible cost.

Our Telesold Suite Services approach allows LiveDeal to become this small business audience acquisition partner.

By using sophisticated telesales, rather than the far more expensive and inflexible Yellow Pages field sales model, we are able to reach and serve more businesses at lower cost than competitors.

By using that telesales channel to deliver a suite of services standing at the state of the Internet market, but packaged for comprehensibility and affordability by small businesses, we are bringing small businesses a product that may help them succeed.

By backing these products with the most supple and sophisticated Internet audience acquisition and customer feedback systems, we can achieve stability in margins, pricing and profit from small business Internet services that have been difficult for competitors to attain and sustain.

Our current Telesold Services Suite includes:

- Website acquisition whereby we obtain website address names on behalf of our small business clients.
- Website development and deployment services where we create, house and manage websites on behalf of our small business clients.
- Website traffic and audience development whereby we provide sophisticated search engine marketing techniques, access to our own websites, partnerships with other websites and other techniques to generate traffic to our customers' websites, whether created and housed by us or not.
- Website analytics and performance reports which generate information for our customers about activities on their websites and lead activities for their businesses based on Internet activities.

- Directory services that provide both basic and enhanced directory listings for our customers on our own directory and on partner directories.

- Classified services through which we provide classified and bulk inventory commerce capabilities for our small business customers through our classified marketplace.

In aggregate, these services represented 3% of our net revenue for the fiscal year ending September 30, 2008, but are our fastest growing line of services. We expect growth in this line of business to continue through fiscal 2009 and to represent a more substantial portion of our revenue in the upcoming fiscal year and going forward.

The Internet Yellow Pages and Classified Advertising Market

According to The Kelsey Group and the Yellow Pages Integrated Media Association, or YPIMA, while there are approximately 200 major U.S. Yellow Pages print publishers, an increasingly mobile and computer-sophisticated population is accessing the Yellow Pages by way of the Internet at a sharply increasing rate.

According to a February 2008 press release from The Kelsey Group, advertising revenues from Internet Yellow Pages and Local Search are expected to grow from a combined $5.8 billion in 2007 to a combined $15.8 billion globally by 2012, a compound annual growth rate of approximately 22%. Recent studies have shown that while small and mid-size businesses continue to utilize traditional media, they are increasingly turning to targeted, vertical electronic media. The Kelsey Group also reported that by 2011, almost 30% of global Yellow Pages revenues will be online compared with approximately 12% in 2006. They expect that revenues from print Yellow Pages will decline from $27.5 billion in 2007 to $25.6 billion by 2012.

We believe Internet Yellow Pages provide the following advantages over print Yellow Pages:

- More current and extensive listing information.
- Immediate access to business listings across the nation from any location.
- Broad accessibility via computers and hand-held devices, such as mobile phones and personal digital assistants.
- Features such as mapping, direct calling to the advertiser, and e-mail at the click of a button also may be available.

Internet Yellow Pages and online classifieds also offer lower costs for a given level of content and the ability to easily access and modify displays and advertisements, which allows for opportunistic or targeted specials or discounts.

Internet usage, in general, has increased dramatically in recent years. According to Internet World Stats, 73.6% of the North American population uses the Internet, a growth of 129.6% from 2000 to 2008. Search engines are a common method by which these users navigate the Internet. Our expanding distribution network seeks to allow our advertisers to benefit from this growth by receiving prominent placement in search engine results.

The Local Search and Information Market

The local search and information market is seen by analysts as one of the areas of greatest audience growth and opportunity on the Internet.

According to a recent report by Borrell Associates, the local online marketplace is projected to be $13.1 billion in 2008 and has grown at a compound rate of 48.4% between 2005 and 2008. And, while growth is expected to slow as the market matures, compound growth of 15% will bring the market to more than $22 billion by 2012. Other forms of Internet advertising and commerce are projected as flat or falling over this same period.

Local remains one of the "sweet spots" on the Internet.

This is true not only in terms of quantity of activity, but also quality. Visitors to local websites share the qualities small businesses require most: they have trust and they take action. An August 2008 study by the Online Publishers Association found that:

- Visitors to local media sites are more likely than visitors to other sites to take action after seeing local ads: from making purchases to visiting sites and stores,

- Local media sites attract valuable audiences who spend more money online than visitors to other local sites,

- Local sites lead all others in advertising trust, and;

- Local content sites attract a high number of influencers –the first person others come to for local recommendations.

The local Internet marketplace is split among many kinds of companies: newspapers, traditional Yellow Pages, general search sites, and other local media. One of the trends that characterize the market is the increasing dominance of companies focused purely on Internet services, rather than supporting print or other non-net activities. These so-called "pure play" businesses represent 57% of the market in 2008, according to Borrell Associates and are growing at rates nearly 10 times as fast as more traditional players.

The fastest growing area within local Internet advertising is search advertising. Search was only a bit more than 10% of market spending in 2005, but is projected to be nearly 40% of spending in 2008, a level nearly equal to banner advertising.

Because of the trends in the local advertising market, LiveDeal's current strategy is to operate as a pureplay local Internet partner with a focus on leveraged sales and audience acquisition fulfillment that positions the Company in a unique growth position.

Marketing .

In June 2007, we combined existing businesses in the online classified advertising market (LiveDeal, Inc.) with the online Yellow Page market (the former core YP Corp. business) to provide users with an effective online venue for marketing their products and services locally. We believe that the natural synergies associated with these two businesses will allow us to create a content-rich and efficient marketplace that will drive growth in users and advertisers.

We utilize various online marketing methods to drive users and advertisers to our site. However, our primary marketing method is telemarketing. In fiscal 2007, we acquired an existing telemarketing vendor in the Philippines which added 170 employees and enables us to conduct full-scale telemarketing efforts at a reduced cost. We expect that this acquisition will provide us cost savings in the future.

We utilize our expertise and experience as an Internet company to identify other marketing opportunities. Through our referral networks, we have generated revenue from national accounts programs (whereby revenues are generated on a "per click" basis), fulfillment contracts, web hosting and other arrangements. We also have entered into various marketing arrangements with other businesses whereby we pay commissions based on sales leads and revenue generated from these businesses. To date, such commissions have not been material. We evaluate such business opportunities on a case-by-case basis and expect to expand future revenues from such marketing efforts.

Technology and Infrastructure

We have developed technologies to support the timely delivery of information requested by a user of our online businesses. A staff of senior engineers experienced in large-scale distributed web 2.0 applications and computer operation develops and maintains the technology. We believe we are particularly adept at scalable databases, design, data modeling, operations and content management for a large-scale network of high volume websites and distributed Internet fulfillment locations. During the second half of fiscal 2008 we began expanding our Internet product development, search engine marketing ("SEM") and search engine optimization ("SEO") capabilities. It is our intention to have SEM, SEO and platforms related to them become a technical core competency of the Company moving into fiscal 2009.

Our technology efforts in fiscal 2008 fell into three key areas: Website development and support; Sales and call center development and support; internal systems development and support. Website development and support has been driven largely by the technical team acquired in the LiveDeal transaction in 2007, based in Santa Clara. Sales and call center development has been led by a strategic systems development group based in Las Vegas, Nevada. Our internal systems have been overseen by an IT group also based in Las Vegas.

Salient features of LiveDeal technology:

We own source code that includes widely deployed, cost-efficient, stable technology (J2EE, Struts, XML, Spring, Hybernate, JBoss, Apache, etc):

- Linear scaling architecture using low cost commodity hardware:
- An architecture based on redundancy for scalable quick user responses:
- Proven search technology which scales for large volumes:
- Enhanced security using HTTPS, Encryption, and data obfuscation: and
- Internationalized Architecture for quick localization.

Database Management Systems. At the core of our infrastructure are several high-performance and proprietary database systems containing several giga-bytes of data representing millions of records with hundreds of attributes each, such as business name, telephone number, address, number of employees, description of the business, classifieds listings and feed back reviews. We maintain the data for internal operations on high-performance servers and with large-scale storage systems at our Santa Clara, California facility. To meet the demand for our products and services and to provide the highest level of reliability, we employ technologies and techniques providing data redundancy and clustering. Clustering is the use of several computers deployed in a manner that provides redundancy and additional computer processing power.

High-Performance Database and Search Engine. We believe we provide one of the most complete and high-performing directory services in the market today. Our proprietary database enables us to collect and merge data from multiple sources to provide extensive and accurate content for our users. With our technologies, we provide keyword search, synonym matching, automated content delivery, and multiple source data merging in a simple to use paradigm. We believe these technologies simplify the search process and provide the most relevant content to suit our customers' and users' needs. Ultimately, we expect these technologies to increase recurrent use of our system by users of our directory services.

Content Syndication, Distribution, and Private Label Networks. We add value by increasing our IAP advertisers' visibility by providing automated conduits and content delivery to numerous search engines besides our own. We can deliver content both on the Internet and on mobile devices such as cell phones and personal digital assistants. Our market position and volume allows us to provide content to any of our strategic alliances, as discussed elsewhere in this Annual Report, at a cost below what would be accomplished if one were to attempt to duplicate our content and distribution network. We have further enhanced the capabilities of this global distribution network with our AdWiz technology, which provides high-volume automated record updates in real-time to our distribution partners and private-label customers.

Strategic Alliances

In order to service users of our website more effectively and to extend our brand to other Internet sources, we have entered into strategic relationships with business partners that offer content, technology, and distribution capabilities. The following are descriptions of our most significant strategic relationships:

- We have cross-marketing arrangements with reciprocal linking of websites without any compensation to either party. These arrangements increase the page views for our advertisers' listings by being listed on the linked websites. These co-promotional arrangements typically are terminable with one month's notice.
  We have an agreement with Google, Inc. designating us as Certified Reseller of the Google AdWords advertising system. This is the highest possible AdWords designation, and provides us with access to Google training and services that we can then utilize on behalf of our small business clients.

- We have an agreement with Yahoo! Search Services to provide visibility to our website so that we can provide traffic to our advertisers. In exchange for monthly fees, Yahoo! Search Services assists in helping us to be one of the highest placed sites when Yellow Pages searches are done on major search engines, such as MSN and Yahoo!.

- We utilize WebDialogs in a co-promotional effort to provide automatic dialing services to our website users. These services allow these users to place a call to one of our IAP advertisers by simply clicking a button. This function powers our Click2Call feature.

- We will begin featuring Yelp's 1.8 million customer reviews on our online classifieds and Yellow Pages platforms, giving LiveDeal users an enormous wealth of user-generated content about local area businesses.

We are members of the Yellow Pages Association (formerly known as Yellow Pages Integrated Media Association) and the Association of Directory Publishers and have been since 1998. These organizations are trade associations for Yellow Pages publishers or others that promote the quality of published content and advertising methods.

Competition

We operate in the highly competitive and rapidly expanding and evolving business-to-business Internet services market. Our largest competitors are local exchange carriers ("LECs"), which are generally known as local telephone companies, and national search engines such as Yahoo! and Google that have recently expanded their presence in the local search market. We compete with other online Yellow Pages services, website operators, advertising networks, and traditional offline media, such as traditional Yellow Pages directory publishers, television, radio, and print share advertising. Our services also compete with many directory website production businesses and Internet information service providers. Our audience acquisition services compete with advertising agencies and other business providing somewhat similar services.

The principal competitive factors of the markets in which we compete include personalization of service, ease of use of directories, quality and responsiveness of search results, availability of quality content, value-added products and services, and access to end-users. We compete for advertising listings with the suppliers of Internet navigational and informational services, high-traffic websites, Internet access providers, and other media. This competition could result in significantly lower prices for advertising and reductions in advertising revenues. Increased competition could have a material adverse effect on our business.

Many of our competitors have greater capital resources than we have. These capital resources could allow our competitors to engage in advertising and other promotional activities that will enhance their brand name recognition at levels we cannot match. The LECs and national search engines have advantages in terms of brand name recognition.

We believe that we are in a position to successfully compete in these markets due to our experience at sourcing, selling and servicing large numbers of small business accounts, the comprehensiveness of our database, and the effectiveness of our marketing programs and our distribution network. We also believe that the combination of local classifieds and Internet Yellow Pages provides businesses and consumers a simple and affordable way of creating a web presence and marketing their products and services to local audiences. The addition of our Telesold Suite line of business opens new revenue channels for us and expands our differentiation in the marketplace. We further believe that we can compete effectively by continuing to provide quality services at competitive prices and by actively developing new products and services for customers.

We believe that our telesales capabilities are a competitive advantage. Through our calling centers we can contact more business at lower cost than competitors. This is true both for initial sales and sales support, but for all aspects of customer support. It also provides us with lead generation capabilities many of our competitors lack.

Employees

As of September 30, 2008, we had 105 full-time and no part-time employees in the United States and 118 full-time and no part time employees in the Philippines. None of our employees are covered by any collective bargaining agreements.

ITEM 1A. Risk Factors

An investment in our common stock involves a substantial degree of risk. Before making an investment decision, you should give careful consideration to the following risk factors in addition to the other information contained in this report. The following risk factors, however, may not reflect all of the risks associated with our business or an investment in our common stock. The trading price of our common stock could decline significantly due to any of these risks and investors may lose all or part of their investments. In assessing these risks, investors should also refer to the other information contained or incorporated by reference in this Annual Report on Form 10-K, including our September 30, 2008 consolidated financial statements and related notes.

Risks Related to Our Business

We face intense competition, including from companies with greater resources, which could adversely affect our growth and could lead to decreased revenues.

Several companies, including Google, Microsoft, Verizon, and Yahoo!, currently market Internet Yellow Pages or local search services that directly compete with our services and products. We may not compete effectively with existing and potential competitors for several reasons, including the following:

- some competitors have longer operating histories and greater financial and other resources than we have and are in better financial condition than we are;
- some competitors have better name recognition, as well as larger, more established, and more extensive marketing, customer service, and customer support capabilities than we have;
- some competitors may supply a broader range of services, enabling them to serve more or all of their customers' needs. This could limit our sales and strengthen our competitors' existing relationships with their customers, including our current and potential IAP advertisers;
- some competitors may be able to better adapt to changing market conditions and customer demand; and
- barriers to entry are not significant. As a result, other companies that are not currently involved in the Internet-based Yellow Pages advertising business may enter the market or develop technology that reduces the need for our services.

Increased competitive pressure could lead to reduced market share, as well as lower prices and reduced margins for our services. If we experience reductions in our revenue for any reason, our margins may continue to decline, which would adversely affect our results of operations. We cannot assure you that we will be able to compete successfully in the future.

Our success depends upon our ability to establish and maintain relationships with our advertisers.

Our ability to generate revenue depends upon our ability to maintain relationships with our existing advertisers, to attract new advertisers to sign up for revenue-generating services, and to generate traffic to our advertisers' websites. We primarily use telemarketing efforts to attract new advertisers. These telemarketing efforts may not produce satisfactory results in the future. We attempt to maintain relationships with our advertisers through customer service and delivery of traffic to their businesses. An inability to either attract additional advertisers to use our service or to maintain relationships with our advertisers could have a material adverse effect on our business, prospects, financial condition, and results of operations.

If we do not introduce new or enhanced offerings to our advertisers and users, we may be unable to attract and retain those advertisers and users, which would significantly impede our ability to generate revenue.

We will need to introduce new or enhanced products and services in order to attract and retain advertisers and users and to remain competitive. Our industry has been characterized by rapid technological change, changes in advertiser and user requirements and preferences, and frequent new product and service introductions embodying new technologies. These changes could render our technology, systems, and website obsolete. We may experience difficulties that could delay or prevent us from introducing new products and services. If we do not periodically enhance our existing products and services, develop new technologies that address our advertisers' and users' needs and preferences, or respond to emerging technological advances and industry standards and practices on a timely and cost-effective basis, our products and services may not be attractive to advertisers and users, which would significantly impede our revenue growth. In addition, our reputation and our brand could be damaged if any new product or service introduction is not favorably received.

Our quarterly results of operations could fluctuate due to factors outside of our control.

Our operating results have historically fluctuated significantly and we have experienced recent declines in net revenues and operating profits. We could continue to experience fluctuations or continued declining operating results due to factors that may or may not be within our control. Such factors include the following:

- fluctuating demand for our services, which may depend on a number of factors including
  - changes in economic conditions and our IAP advertisers' profitability,
  - varying IAP advertiser response rates to our direct marketing efforts,
  - our ability to complete direct mailing solicitations on a timely basis each month,
  - changes in our direct marketing efforts,
  - IAP advertiser refunds or cancellations, and
  - our ability to continue to bill through LEC billing, ACH billing or credit card channels rather than through direct invoicing;
- market acceptance of new or enhanced versions of our services or products;
- price competition or pricing changes by us or our competitors;
- new product offerings or other actions by our competitors;
- the ability of our check processing service providers to continue to process and provide billing information regarding our solicitation checks;
- the amount and timing of expenditures for expansion of our operations, including the hiring of new employees, capital expenditures, and related costs;
- technical difficulties or failures affecting our systems or the Internet in general;

- a decline in Internet traffic at our website;
- the cost of acquiring, and the availability of, information for our database of potential advertisers; and
- the fixed nature of a significant amount of our operating expenses.

The loss of our ability to bill IAP advertisers through our Local Exchange Carriers on the IAP advertisers' telephone bills would adversely impact our results of operations.

We currently bill our advertisers through (i) their local exchange carrier ("LEC"), (ii) ACH billing, (iii) their credit card or (iv) direct bill invoices.

Similar to the local Regional Bell Operating Companies, we are approved to bill our products and services directly on some of our advertisers' local telephone bill through their LEC, commonly referred to as their local telephone company. We believe that this is an efficient and cost-effective billing method as compared to direct billing methods. LEC billing accounted for approximately 65% of net billings in fiscal 2008.

The existence of the LECs is the result of federal legislation. In the same manner, Congress could pass future legislation that obviates the existence of or the need for the LECs. Additionally, regulatory agencies could limit or prevent our ability to use the LECs to bill our advertisers. The introduction of and advancement of new technologies, such as WiFi technology or other wireless-related technologies, could render unnecessary the existence of fixed telecommunication lines, which also could obviate the need for and access to the LECs. Finally, we have historically been affected by the LECs' internal policies. With respect to certain LECs, such policies are becoming more stringent. Our inability to use the LECs to bill our advertisers through their monthly telephone bills would result in increased dilution and decreased revenues and would have a material adverse impact on our financial condition and results of operations.

Our revenue may decline over time due to the involvement of the CLECs in the local telephone markets.

Due to competition in the telephony industry, many business customers are finding alternative telephone suppliers, such as Competitive Local Exchange Carriers, or CLECs, that offer less expensive alternatives to the LECs. When the LECs effectuate a price increase, many business customers look for an alternative telephone company, which may be a CLEC. When our advertising customers switch service providers from the LECs to a CLEC, we are precluded from billing these customers on their monthly telephone bill and must instead convert them to alternative billing methods such as ACH billing or direct invoicing. This conversion process can be disruptive to our operations and result in lost revenue. We cannot provide any assurances that our efforts will be successful. We may experience future increases in dilution of our customer base that we are able to bill on their monthly telephone bills, which, in turn, may result in decreases in our revenue.

The loss of our ability to bill IAP advertisers through our ACH billing channel would adversely impact our results of operations.

We bill a significant number of our IAP advertisers through our ACH billing channel. ACH transactions are closely regulated by NACHA – The Electronic Payments Association, which develops operating rules and business practices for the Automated Clearing House (ACH) Network and for electronic payments in the areas of Internet commerce and other electronic payment means. Changes in these rules and business practices could compromise our ability to bill a significant number of our advertisers through ACH billing, and we would have to transition these advertisers to other billing channels. Such changes would be disruptive and result in lost revenue.

We depend upon our executive officers and key personnel.

Our performance depends substantially on the performance of our executive officers and other key personnel. The success of our business in the future will depend on our ability to attract, train, retain, and motivate high quality personnel, especially highly qualified technical and managerial personnel. The loss of services of any executive officers or key personnel could have a material adverse effect on our business, results of operations or financial condition. Although we maintain key person life insurance on the lives of our executive officers, such coverage may not be adequate to protect us in the event of loss of such personnel.

Competition for talented personnel is intense, and there is no assurance that we will be able to continue to attract, train, retain or motivate other highly qualified technical and managerial personnel in the future. In addition, market conditions may require us to pay higher compensation to qualified management and technical personnel than we currently anticipate. Any inability to attract and retain qualified management and technical personnel in the future could have a material adverse effect on our business, prospects, financial condition, and results of operations.

Our ability to efficiently process new advertiser sign-ups and to bill our advertisers monthly depends upon our third party service providers and billing aggregators and processors, respectively.

We currently use third party service providers to provide us with advertiser information at the point of sign-up for our Internet Advertising Package. Our ability to gather information to bill our advertisers at the point of sign-up could be adversely affected if one or more of these providers experiences a disruption in its operations or ceases to do business with us.

We also depend upon our billing aggregators and service providers to efficiently bill and collect monies through our LEC billing and ACH billing channels. We currently have agreements with three billing aggregators and two ACH service providers. Any disruption in these third parties' ability to perform these functions could adversely affect our financial condition and results of operations.

We depend upon third parties to provide certain services and software, and our business may suffer if the relationships upon which we depend fail to produce the expected benefits or are terminated.

We depend upon third-party software to operate certain of our services. The failure of this software to perform as expected would have a material adverse effect on our business. Additionally, although we believe that several alternative sources for this software are available, any failure to obtain and maintain the rights to use such software would have a material adverse effect on our business, prospects, financial condition, and results of operations. We also depend upon third parties to provide services that allow us to connect to the Internet with sufficient capacity and bandwidth so that our business can function properly and our websites can handle current and anticipated traffic. Any restrictions or interruption in our connection to the Internet would have a material adverse effect on our business, prospects, financial condition, and results of operations.

The market for our services is uncertain.

The demand and market acceptance for our services may be subject to a high level of uncertainty. Advertisers and users may not adopt or continue to use Internet-base Yellow Pages services and other online services that we may offer in the future. Advertisers may find Internet Yellow Pages advertising to be less effective for meeting their business needs than traditional methods of Yellow Pages or other advertising and marketing. Our business, prospects, financial condition or results of operations will be materially and adversely affected if potential advertisers do not adopt Internet Yellow Pages as an important component of their advertising expenditures.

We may not be able to secure additional capital to expand our operations.

Although we currently have no material long-term needs for capital expenditures, we will likely be required to make increased capital expenditures to fund our anticipated growth of operations, infrastructure, and personnel. We currently anticipate that our cash on hand as of September 30, 2008, together with cash flows from operations, will be sufficient to meet our anticipated liquidity needs for working capital and capital expenditures over the next 12 months. In the future, however, we may seek additional capital through the issuance of debt or equity depending upon our results of operations, market conditions or unforeseen needs or opportunities. Our future liquidity and capital requirements will depend on numerous factors, including the following:

- the pace of expansion of our operations;
- our need to respond to competitive pressures; and
- future acquisitions of complementary products, technologies or businesses.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties and actual results could vary materially as a result of the factors described above. As we require additional capital resources, we may seek to sell additional equity or debt securities. Debt financing must be repaid at maturity, regardless of whether or not we have sufficient cash resources available at that time to repay the debt. The sale of additional equity or convertible debt securities could result in additional dilution to existing stockholders. We cannot provide assurance that any financing arrangements will be available in amounts or on terms acceptable to us, if at all.

Our business is subject to a strict regulatory environment.

Existing laws and regulations and any future regulation may have a material adverse effect on our business. For example, we believe that our direct marketing programs meet existing requirements of the United States Federal Trade Commission. Any changes to FTC requirements or changes in our direct or other marketing practices, however, could result in our marketing practices failing to comply with FTC regulations.

On December 14, 2006, we voluntarily entered into a settlement with thirty-four states' attorneys general to address their concerns regarding our promotional activities, including the use of our check mailer for customer acquisition.

There can be no absolute assurance that the other states or other parties, which were not part of the above-mentioned state consortium, would not attempt to file similar claims against us in the future. However, we believe this risk is somewhat mitigated by the fact that those states did not join the states in filing complaints against us and the fact that we are discontinuing the use of our check activators. Finally, our utilization of ACH billing has exposed us to greater scrutiny by the National Automated Clearing House Association, or NACHA. Future actions from these and other regulatory agencies could expose us to substantial liability in the future, including fines and criminal penalties, preclusion from offering certain products or services, and the prevention or limitation of certain marketing practices.

We may be unable to promote and maintain our brands.

We believe that establishing and maintaining the brand identities of our Internet Yellow Pages services is a critical aspect of attracting and expanding a base of advertisers and users. Promotion and enhancement of our brands will depend largely on our success in continuing to provide high quality service. If advertisers and users do not perceive our existing services to be of high quality, or if we introduce new services or enter into new business ventures that are not favorably received by advertisers and users, we will risk diluting our brand identities and decreasing their attractiveness to existing and potential IAP advertisers.

We may not be able to adequately protect our intellectual property rights.

Our success depends both on our internally developed technology and our third party technology. We rely on a variety of trademarks, service marks, and designs to promote our brand names and identity. We also rely on a combination of contractual provisions, confidentiality procedures, and trademark, copyright, trade secrecy, unfair competition, and other intellectual property laws to protect the proprietary aspects of our products and services. Legal standards relating to the validity, enforceability, and scope of the protection of certain intellectual property rights in Internet-related industries are uncertain and still evolving. The steps we take to protect our intellectual property rights may not be adequate to protect our intellectual property and may not prevent our competitors from gaining access to our intellectual property and proprietary information. In addition, we cannot provide assurance that courts will always uphold our intellectual property rights or enforce the contractual arrangements that we have entered into to protect our proprietary technology.

Third parties may infringe or misappropriate our copyrights, trademarks, service marks, trade dress, and other proprietary rights. Any such infringement or misappropriation could have a material adverse effect on our business, prospects, financial condition, and results of operations. In addition, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights, which may result in the dilution of the brand identity of our services.

We may decide to initiate litigation in order to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of our proprietary rights. Any such litigation could result in substantial expense, may reduce our profits, and may not adequately protect our intellectual property rights. In addition, we may be exposed to future litigation by third parties based on claims that our products or services infringe their intellectual property rights. Any such claim or litigation against us, whether or not successful, could result in substantial costs and harm our reputation. In addition, such claims or litigation could force us to do one or more of the following:

- cease selling or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenue;
- obtain a license from the holder of the intellectual property right alleged to have been infringed, which license may not be available on reasonable terms, if at all; and
- redesign or, in the case of trademark claims, rename our products or services to avoid infringing the intellectual property rights of third parties, which may not be possible and in any event could be costly and time-consuming.

Even if we were to prevail, such claims or litigation could be time-consuming and expensive to prosecute or defend, and could result in the diversion of our management's time and attention. These expenses and diversion of managerial resources could have a material adverse effect on our business, prospects, financial condition, and results of operations.

Capacity constraints may require us to expand our infrastructure and IAP advertiser support capabilities.

Our ability to provide high-quality Internet Yellow Pages services largely depends upon the efficient and uninterrupted operation of our computer and communications systems. We may be required to expand our technology, infrastructure, and IAP advertiser support capabilities in order to accommodate any significant increases in the numbers of advertisers and users of our websites. We may not be able to project accurately the rate or timing of increases, if any, in the use of our services or expand and upgrade our systems and infrastructure to accommodate these increases in a timely manner. If we do not expand and upgrade our infrastructure in a timely manner, we could experience temporary capacity constraints that may cause unanticipated system disruptions, slower response times, and lower levels of IAP advertiser service. Our inability to upgrade and expand our infrastructure and IAP advertiser support capabilities as required could impair the reputation of our brand and our services, reduce the volume of users able to access our website, and diminish the attractiveness of our service offerings to our advertisers.

Any expansion of our infrastructure may require us to make significant upfront expenditures for servers, routers, computer equipment, and additional Internet and intranet equipment, as well as to increase bandwidth for Internet connectivity. Any such expansion or enhancement will need to be completed and integrated without system disruptions. An inability to expand our infrastructure or IAP advertiser service capabilities either internally or through third parties, if and when necessary, would materially and adversely affect our business, prospects, financial condition, and results of operations.

Our operation of a subsidiary in the Philippines poses risks and could impact our financial condition.

In fiscal 2007, we acquired Oncall Subscriber Management Inc., which operated a call center in the Philippines, and created a Philippine subsidiary to carry on that business. We entered into those transactions to generate cost savings in connection with our ongoing marketing efforts and do not presently anticipate relying on our foreign operations for a significant portion of our revenues. Still, our operation of a foreign subsidiary poses certain risks to our business, including:

- changes that might result from regulatory requirements, exchange rates, tariffs and/or other economic barriers;
- difficulties in staffing and managing the operations of our Philippine subsidiary;
- differing technology and systems standards;
- conflicting laws and/or political conditions; and
- risks relating to accounting practices and/or tax laws enforced in foreign jurisdictions.

Our divestiture of our Internet property "www.yp.com" could adversely impact our revenues.

On November 5, 2008, we entered into an agreement to sell our Internet domain name "www.yp.com" to YellowPages.com for a cash payment of $3,850,000. Our primary source of ongoing revenues is the sale of Internet Advertising Packages, which targeted users of our www.yp.com property. We are in the process of transitioning these customers to advertising on www.livedeal.com and are hopeful that any loss of customers resulting from our divestiture of www.yp.com will not be significant or adversely impact our future revenues. However, certain customers may cancel their service in response to this transition, and there can be no assurance that such cancellations will not have an adverse effect on our financial condition or results of operations.

Risks Related to the Internet

We may not be able to adapt as the Internet, Internet Yellow Pages services, and IAP advertiser demands continue to evolve.

Our failure to respond in a timely manner to changing market conditions or client requirements could have a material adverse effect on our business, prospects, financial condition, and results of operations. The Internet, e-commerce, and the Internet Yellow Pages industry are characterized by:

- rapid technological change;
- changes in advertiser and user requirements and preferences;
- frequent new product and service introductions embodying new technologies; and
- the emergence of new industry standards and practices that could render our existing service offerings, technology, and hardware and software infrastructure obsolete.

In order to compete successfully in the future, we must

- enhance our existing services and develop new services and technology that address the increasingly sophisticated and varied needs of our prospective or current IAP advertisers;
- license, develop or acquire technologies useful in our business on a timely basis; and
- respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

We may be required to keep pace with rapid technological change in the Internet industry.

In order to remain competitive, we will be required continually to enhance and improve the functionality and features of our existing services, which could require us to invest significant capital. If our competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing services, technologies, and systems may become obsolete. We may not have the funds or technical know-how to upgrade our services, technology, and systems. If we face material delays in introducing new services, products, and enhancements, our advertisers and users may forego the use of our services and select those of our competitors, in which event our business, prospects, financial condition, and results of operations could be materially and adversely affected.

Regulation of the Internet may adversely affect our business.

Due to the increasing popularity and use of the Internet and online services such as online Yellow Pages, federal, state, local, and foreign governments may adopt laws and regulations, or amend existing laws and regulations, with respect to the Internet and other online services. These laws and regulations may affect issues such as user privacy, pricing, content, taxation, copyrights, distribution, and quality of products and services. The laws governing the Internet remain largely unsettled, even in areas where legislation has been enacted. It may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, libel, and taxation, apply to the Internet and Internet advertising and directory services. In addition, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. Any new legislation could hinder the growth in use of the Internet generally or in our industry and could impose additional burdens on companies conducting business online, which could, in turn, decrease the demand for our services, increase our cost of doing business, or otherwise have a material adverse effect on our business, prospects, financial condition, and results of operations.

We may not be able to obtain Internet domain names that we would like to have.

We believe that our existing Internet domain names are an extremely important part of our business. We may desire, or it may be necessary in the future, to use these or other domain names in the United States and abroad. Various Internet regulatory bodies regulate the acquisition and maintenance of domain names in the United States and other countries. These regulations are subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we plan to conduct business in the future.

The extent to which laws protecting trademarks and similar proprietary rights will be extended to protect domain names currently is not clear. We therefore may be unable to prevent competitors from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our domain names, trademarks, trade names, and other proprietary rights. We cannot provide assurance that potential users and advertisers will not confuse our domain names, trademarks, and trade names with other similar names and marks. If that confusion occurs, we may lose business to a competitor and some advertisers and users may have negative experiences with other companies that those advertisers and users erroneously associate with us. The inability to acquire and maintain domain names that we desire to use in our business, and the use of confusingly similar domain names by our competitors, could have a material adverse affect on our business, prospects, financial conditions, and results of operations in the future.

Our business could be negatively impacted if the security of the Internet becomes compromised.

To the extent that our activities involve the storage and transmission of proprietary information about our advertisers or users, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to expend significant capital and other resources to protect against security breaches or to minimize problems caused by security breaches. Our security measures may not prevent security breaches. Our failure to prevent these security breaches or a misappropriation of proprietary information may have a material adverse effect on our business, prospects, financial condition, and results of operations.

Our technical systems could be vulnerable to online security risks, service interruptions or damage to our systems.

Our systems and operations may be vulnerable to damage or interruption from fire, floods, power loss, telecommunications failures, break-ins, sabotage, computer viruses, penetration of our network by unauthorized computer users or "hackers," natural disaster, and similar events. Preventing, alleviating, or eliminating computer viruses and other service-related or security problems may require interruptions, delays or cessation of service. We may need to expend significant resources protecting against the threat of security breaches or alleviating potential or actual service interruptions. The occurrence of such unanticipated problems or security breaches could cause material interruptions or delays in our business, loss of data, or misappropriation of proprietary or IAP advertiser-related information or could render us unable to provide services to our IAP advertisers for an indeterminate length of time. The occurrence of any or all of these events could materially and adversely affect our business, prospects, financial condition, and results of operations.

If we are sued for content distributed through, or linked to by, our website or those of our advertisers, we may be required to spend substantial resources to defend ourselves and could be required to pay monetary damages.

We aggregate and distribute third-party data and other content over the Internet. In addition, third-party websites are accessible through our website or those of our advertisers. As a result, we could be subject to legal claims for defamation, negligence, intellectual property infringement, and product or service liability. Other claims may be based on errors or false or misleading information provided on or through our website or websites of our directory licensees. Other claims may be based on links to sexually explicit websites and sexually explicit advertisements. We may need to expend substantial resources to investigate and defend these claims, regardless of whether we successfully defend against them. While we carry general business insurance, the amount of coverage we maintain may not be adequate. In addition, implementing measures to reduce our exposure to this liability may require us to spend substantial resources and limit the attractiveness of our content to users.

Risks Related to Our Securities

Stock prices of technology companies have declined precipitously at times in the past and the trading price of our common stock is likely to be volatile, which could result in substantial losses to investors.

The trading price of our common stock has been volatile over the past few years and investors could experience losses in response to factors including the following, many of which are beyond our control:

- decreased demand in the Internet services sector;
- variations in our operating results;
- announcements of technological innovations or new services by us or our competitors;
- changes in expectations of our future financial performance, including financial estimates by securities analysts and investors;
- our failure to meet analysts' expectations;
- changes in operating and stock price performance of other technology companies similar to us;
- conditions or trends in the technology industry;
- additions or departures of key personnel; and
- future sales of our common stock.

Domestic and international stock markets often experience significant price and volume fluctuations that are unrelated to the operating performance of companies with securities trading in those markets. These fluctuations, as well as political events, terrorist attacks, threatened or actual war, and general economic conditions unrelated to our performance, may adversely affect the price of our common stock. In the past, securities holders of other companies often have initiated securities class action litigation against those companies following periods of volatility in the market price of those companies' securities. If the market price of our stock fluctuates and our stockholders initiate this type of litigation, we could incur substantial costs and experience a diversion of our management's attention and resources, regardless of the outcome. This could materially and adversely affect our business, prospects, financial condition, and results of operations.

Certain provisions of Nevada law and in our charter may prevent or delay a change of control of our company.

We are subject to the Nevada anti-takeover laws regulating corporate takeovers. These anti-takeover laws prevent Nevada corporations from engaging in a merger, consolidation, sales of its stock or assets, and certain other transactions with any stockholder, including all affiliates and associates of the stockholder, who owns 10% or more of the corporation's outstanding voting stock, for three years following the date that the stockholder acquired 10% or more of the corporation's voting stock except in certain situations. In addition, our amended and restated articles of incorporation and bylaws include a number of provisions that may deter or impede hostile takeovers or changes of control or management. These provisions include the following:

- the authority of our board to issue up to 5,000,000 shares of serial preferred stock and to determine the price, rights, preferences, and privileges of these shares, without stockholder approval;

- all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent unless such action or proposal is first approved by our board of directors;

- special meetings of the stockholders may be called only by the Chairman of the Board, the Chief Executive Officer, or the President of our company; and

- cumulative voting is not allowed in the election of our directors.

These provisions of Nevada law and our articles and bylaws could prohibit or delay mergers or other takeover or change of control of our company and may discourage attempts by other companies to acquire us, even if such a transaction would be beneficial to our stockholders.

Our common stock may be subject to the "penny stock" rules as promulgated under the Exchange Act.

In the event that no exclusion from the definition of "penny stock" under the Exchange Act is available, then any broker engaging in a transaction in our common stock will be required to provide its customers with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker-dealer and its sales person in the transaction, and monthly account statements showing the market values of our securities held in the customer's accounts. The bid and offer quotation and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation of sale. Certain brokers are less willing to engage in transactions involving "penny stocks" as a result of the additional disclosure requirements described above, which may make it more difficult for holders of our common stock to dispose of their shares.

Our stock price may result in our failure to maintain compliance with NASDAQ Marketplace Rules related to minimum stock price requirements, which could result in NASDAQ delisting our common stock.

NASDAQ Marketplace Rules require us to maintain a closing bid price of $1.00 per share for our common stock. In the event that our common stock closing bid price falls below $1.00 per share for 30 consecutive business days, we would likely receive notice from NASDAQ that we are not in compliance with Marketplace Rules, which could ultimately lead to the delisting of our common stock from NASDAQ if we were unable to maintain the requisite minimum stock price during the subsequent probationary period. In the event that we were delisted from NASDAQ, our common stock would become significantly less liquid, which would adversely affect its value. Although our common stock would likely be traded over-the-counter or on pink sheets, these types of listings involve more risk and trade less frequently and in smaller volumes than securities traded on NASDAQ.

ITEM 1B. Unresolved Staff Comments

Not applicable.

ITEM 2. Properties

We entered into a long-term lease, which began in November 2007, for a 12,635 square foot facility in Las Vegas, Nevada that functions as the operating facility for the parent company LiveDeal, Inc. and its subsidiary, Telco Billing, Inc. We pay rent of approximately $315,000 annually under the lease which expires on December 31, 2012.

We also have a long-term lease for the 16,772 square foot facility in Mesa, Arizona that was formerly used to house our corporate headquarters. We pay rent of approximately $120,000 annually under this lease, which expires in June 2011. Although we are no longer utilizing this space for our operations, we are responsible for the remaining lease payments.

We have a month-to-month lease for a 7,300 square foot facility in Santa Clara, California that functions as the primary operating facility of our LiveDeal, Inc. subsidiary. We pay rent of approximately $8,600 per month under that lease.

We lease space in the Philippines for our telemarketing activities under an operating lease that expires in February 2010. Monthly rent payments fluctuate between $10,300 and $11,500 per month.

We believe that these facilities are adequate for our current and anticipated future needs and that all of these facilities and their contents are adequately covered by insurance.

ITEM 3. Legal Proceedings

Except as described below, as of September 30, 2008, we were not a party to any pending material legal proceedings other than claims that arise in the normal conduct of our business. While we currently believe that the ultimate outcome of these proceedings wil not have a material adverse effect on our consolidated financial condition or results of operations, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on our net income in the period in which a ruling occurs. Our estimate of the potential impact of the following legal proceedings on our financial position and our results of operation could change in the future.

Joe Cunningham v. LiveDeal, Inc. et al.

On July 16,2008, Joseph Cunningham, a member of LiveDeal's Board of Directors, our former Chairman and a former Chairman of our Audit Committee, filed a complaint with the U.S. Department of Labor's Occupational Safety and Health Administration ("OSHA") alleging that the Company and certain members of its Board of Directors had engaged in discriminatory employment practices in violation of the Sarbanes-Oxley Act of 2002's statutory protections for corporate whistleblowers when the Board of Directors removed him as Chairman on May 22, 2008. In his complaint, Mr. Cunningham asked OSHA to order his appointment as Chief Executive Officer of the Company or, in the alternative, to order his reinstatement as Chairman of the Board. Mr. Cunningham also sought back pay, special damages and litigation costs. As previously disclosed, at the time we received the notice, our Board of Directors had already formed a Special Committee to investigate the matters raised by Mr. Cunningham in a preliminary draft of his OSHA complaint, which his attorney provided to the Company on June 26, 2008. OSHA's and the Special Committee's investigations are ongoing as of the date of this report.

Global Education Services, Inc. v. LiveDeal, Inc.

On June 6, 2008, Global Education Services, Inc. ("GES") filed a consumer fraud class action lawsuit against the Company in King County (Washington) Superior Court. GES has alleged in its complaint that the Company's use of activator checks violated the Washington Consumer Protection Act. GES is seeking injunctive relief against our use of the checks, as well as a judgment in an amount equal to three times the alleged damages sustained by GES and the members of the class. LiveDeal has denied the allegations.

Complaint filed by Illinois Attorney General against LiveDeal, Inc.

On November 12,2008, the Illinois Attorney General filed a complaint against us requesting money damages and injunctive relief for claims that we employed deceptive and unfair acts and practices in violation of the Illinois Consumer Fraud and Deceptive Business Act in a telemarketing campaign that in par promoted premium Internet Yellow Page listings to Illinois consumers. Based on a preliminary investigation into the sales scripts and automated verification system utilized in the telemarketing campaign, we deny the allegations raised in the complaint and will vigorously defend the claim.

We have not recorded any accruals pertaining to these legal proceedings as they do not meet the criteria for accrual under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies".

ITEM 4. Submission of Matters to a Vote of Security Holders

None.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Common Stock

On February 1, 2008, we began trading on the NASDAQ Capital Market. Concurrent with this change, our ticker symbol was changed from LVDL.OB to LIVE.

The following table sets forth the quarterly high and low bid prices per share of our common stock during the last two fiscal years. The quotes represent inter-dealer quotations, without adjustment for retail mark-up, markdown or commission and may not represent actual transactions.

Fiscal Year	Quarter Ended	High		Low	
2007	December 31, 2006	$	10.70	$	7.20
	March 31, 2007	$	12.10	$	7.60
	June 30, 2007	$	8.70	$	6.60
	September 30, 2007	$	8.00	$	6.00
2008	December 31, 2007	$	7.00	$	3.30
	March 31, 2008	$	5.70	$	3.18
	June 30, 2008	$	3.94	$	2.35
	September 30, 2008	$	2.59	$	1.40

Holders of Record

On December 1, 2008, there were approximately 104 holders of record of our common stock according to our transfer agent. The Company has no record of the number of shareholders who hold their stock in "street name" with various brokers.

Dividend Policy

We have one class of authorized preferred stock (Series E Preferred Stock), of which there are currently 127,840 shares issued and outstanding. Each share of Series E Preferred Stock is entitled to and receives a dividend of $0.015 per year, payable in quarterly installments of $0.00375. At September 30, 2008, we had accrued but unpaid dividends totaling approximately $6,200.

Presently, we do not pay dividends on our common stock. The timing and amount of future dividend payments by our Company, if any, will be determined by our Board of Directors based upon our earnings, capital requirements and financial position, general economic conditions, alternative uses of capital, and other pertinent factors.

Issuer Purchases of Equity Securities

On May 25, 2007, the Company's Board of Directors terminated its existing stock repurchase plan and replaced it with a new plan authorizing repurchases of up to $1,000,000 of common stock from time to time on the open market. The Company acquired 148,820 shares of its common stock at market prices during the year ended September 30, 2008 at an aggregate cost of $525,844. All of these shares have been retired. As of September 30, 2008, the Company no longer holds shares of treasury stock.

Subsequent to year-end, the Company acquired an additional 317,004 shares of its common stock at an aggregate cost of $487,480. The repurchase plan was increased by another $500,000 on October 23, 2008. These shares were subsequently retired.

Performance Graph

Compare 5-Year Cumulative Total Return
Among LiveDeal, Inc., Wilshire 5000 Index
And Dow Jones Internet Index


$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
2003
2004
2005
2006
2007
2008
LiveDeal, Inc.
Wilshire 5000 Index
Dow Jones Internet Services Index

Assumes $100 Invested on September 30, 2003
Assumes Dividends, if any, Reinvested
Fiscal Year Ended September 30, 2008

	9/30/2003	9/30/2004	9/30/2005	9/30/2006	9/30/2007	9/30/2008
LiveDeal, Inc.	$ 100.00	$ 66.70	$ 55.40	$ 57.94	$ 42.09	$ 9.55
Wilshire 5000 Index	$ 100.00	$ 112.91	$ 127.35	$ 138.30	$ 159.20	$ 123.07
Dow Jones Internet Services Index	$ 100.00	$ 98.39	$ 124.22	$ 153.19	$ 179.81	$ 148.89

ITEM 6. Selected Financial Data

Not required for smaller reporting companies.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

For a description of our significant accounting policies and an understanding of the significant factors that influenced our performance during the fiscal year ended September 30, 2008, this "Management's Discussion and Analysis" should be read in conjunction with the Consolidated Financial Statements, including the related notes, appearing in Item 8 of this Annual Report.

Forward-Looking Statements

This portion of this Annual Report on Form 10-K includes statements that constitute "forward-looking statements." These forward-looking statements are often characterized by the terms "may," "believes," "projects," "expects," or "anticipates," and do not reflect historical facts. Specific forward-looking statements contained in this portion of the Annual Report include, but are not limited to our (i) expectation that continued investment in online advertising to bring increased traffic to our websites will drive increased revenues; (ii) expectation that there are no further impacts to our results of operations from the Attorneys' General settlement; (iii) expectation that cost of sales will continue to be directly correlated to our use of the LEC billing channel and (iv) belief that our existing cash on hand will provide us with sufficient liquidity to meet our operating needs for the next twelve months.

Forward-looking statements involve risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Factors and risks that could affect our results and achievements and cause them to materially differ from those contained in the forward-looking statements include those identified in *Item 1A. Risk Factors*, as well as other factors that we are currently unable to identify or quantify, but that may exist in the future.

In addition, the foregoing factors may affect generally our business, results of operations, and financial position. Forward-looking statements speak only as of the date the statement was made. We do not undertake and specifically decline any obligation to update any forward-looking statements.

Executive Overview

This section presents a discussion of recent developments and summary information regarding our industry and operating trends only. For further information regarding the events summarized herein, you should read this Management's Discussion and Analysis of Financial Condition and Results of Operations in its entirety.

We maintain a combined local online classifieds and Yellow Pages marketplace with millions of goods and services listed for sale, in nearly every city and zip code across the U.S. By combining the benefits of classifieds, business listings, mobile services, advertising/distribution networks and e-commerce into a single online solution, we offer businesses and consumers an affordable and effective solution for creating a web presence and marketing their products and services locally. Through our online property LiveDeal.com, we enable buyers and sellers to find and list business services, merchandise, real estate, automobiles, pets and more in their local communities. Using LiveDeal's marketplace, consumers can search or browse for items in a particular city, state or zip code, or reach out on a national or global scope if they so choose.

Sale of YP.com – domain name

On November 5, 2008, the Company and YellowPages.com LLC (the "Purchaser") entered into a Domain Name Purchase and Transfer Agreement pursuant to which the Company agreed to sell the Internet domain name "www.YP.com" to the Purchaser in exchange for cash totaling $3,850,000. Our primary source of ongoing revenues is the sale of Internet Advertising Packages, which targeted users of our www.yp.com property. We are in the process of transitioning these customers to advertising on www.livedeal.com and are hopeful that any loss of customers resulting from our divestiture of www.yp.com will not be significant or adversely impact our future revenues. However, certain customers may cancel their service in response to this transition, and there can be no assurance that such cancellations will not have an adverse effect on our financial condition or results of operations.

Change in Officers and Board of Directors

During and subsequent to the year ended September 30, 2008, we experienced the following changes in officers and directors, which have been previously disclosed in filings on Form 8-K:

- Rajesh Navar resigned as President, but remained a member of our Board of Directors;

- John Raven assumed the role of President;
- Dan Coury was terminated as our Chief Executive Officer and, in connection with this termination, he resigned as a member of our Board of Directors;
- Benjamin Milk resigned as a member of our Board of Directors;
- Michael Edelhart was appointed as Chief Executive Officer and to serve as a director of the Company;
- Rajesh Navar replaced Joe Cunningham as the Chairman of our Board of Directors with Mr. Cunningham remaining as a director of the Company;
- Greg LeClaire was appointed to serve as a director of the Company and as Chairman of our Audit Committee;
- Richard Sommer was appointed to serve as a director of the Company and as Chairman of our Compensation Committee; and
- Sheryle Bolton was appointed to serve as a director of the Company and as a member of the Audit Committee.

Pursuant to the terms of his employment agreement dated September 19, 2006 (the "Employment Agreement"); we paid Mr. Coury (i) his earned but unpaid salary and vacation through May 19, 2008 and (ii) a one-time lump sum payment of $496,000 in connection with his termination. Of the 155,000 shares of restricted stock of the Company that Mr. Coury owned at the date of his departure, 111,667 shares were immediately vested and the remaining 43,333 shares were forfeited and cancelled. Mr. Coury will also be maintained on our health, dental and disability benefit plans (or reimbursed for similar coverage in the event that we are unable to maintain him on such plans) for a period of 12 months. As required under the Employment Agreement, Mr. Coury provided us with a general release of any and all claims relating to his employment and/or the termination thereof in consideration of the payments described above.

Each of our independent members of our Board receives monthly compensation of $3,000 per month and our Chairman of the Board of Directors receives $6,000 per month. Chairpersons of the Audit, Compensation, and Nominating and Governance committees receive additional compensation of $10,000 per annum, respectively.

In exchange for his role as Chief Executive Officer, Mr. Edelhart receives compensation of $250,000 annually and will be eligible to receive a bonus of up to $60,000 per year if the Company achieves certain performance objectives established by the Company's Board of Directors and/or its Compensation Committee.

During the year ended September 30, 2008, Mr. Edelhart received an option to purchase 5,000 shares of the Company's common stock that was fully vested at September 30, 2008. Subsequent to September 30, 2008, Mr. Edelhart also received an option to purchase 150,000 shares of the Company's common stock under the Company's 2003 Stock Plan. The fiscal 2009 option grant, which is subject to shareholder approval, vests in 48 equal monthly installments.

In connection with their respective appointments, Messrs. Edelhart, LeClaire, Sommer and Ms. Bolton each received 10,000 shares of restricted stock that vest over three years from the date of grant.

Relocation of Certain Functions

During the year ended September 30, 2008, we closed our corporate offices in Mesa, Arizona that housed certain customer service functions, IT functions and corporate administration. The corporate and IT functions are being relocated to our Las Vegas, Nevada office and our customer service functions are being transitioned to our operations in the Philippines. We applied the provisions of SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" in accounting for these events and recorded an expense of $15,352 related to the disposal of certain assets in connection with this relocation.

Listing on NASDAQ Capital Market

On February 1, 2008, we began trading on the NASDAQ Capital Market. Concurrent with this change, our ticker symbol was changed from LVDL.OB to LIVE.

Recent Financial Results

The following represents a summary of recent financial results:

	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Net revenues	$ 5,764,347	$ 5,812,141	$ 6,637,785	$ 7,068,888	$ 7,120,697	$ 5,989,437	$ 6,106,544	$ 7,123,683
Gross margin	$ 4,604,243	$ 4,682,770	$ 5,532,096	$ 6,063,339	$ 5,860,893	$ 5,113,544	$ 5,148,835	$ 6,012,813
Operating expenses	$ 5,103,994	$ 6,533,673	$ 5,518,529	$ 5,580,857	$ 4,956,357	$ 4,537,182	$ 4,043,109	$ 5,272,758
Operating income (loss)	$ (499,751)	$ (1,850,903)	$ 13,567	$ 482,482	$ 904,536	$ 576,362	$ 1,105,726	$ 740,055
Net income (loss)	$ (277,505)	$ (1,580,697)	$ 3,338	$ 326,092	$ 376,053	$ 266,405	$ 626,262	$ 485,198

The following significant items are relevant to our fiscal 2008 and 2007 quarterly operating results:

- Third quarter of fiscal 2008 – includes $496,000 of severance costs associated with the termination of our former Chief Executive Officer, and $439,000 of increased stock based compensation expense associated with the accelerated vesting of stock awards to the former Chief Executive Officer; partially offset by $281,000 of decreased stock based compensation expense resulting from an increase in the estimated forfeiture rate on awards based on historical forfeiture experience which is considered to be a reasonable approximation of expected future forfeitures.

- Second quarter of fiscal 2008 – includes a bonus of $150,000 to our former CEO as stipulated in his employment contract for our listing on the NASDAQ Capital Market, a national exchange.

- Fourth quarter of fiscal 2007 –
  - Includes an increased bad debt reserve of approximately $377,000 resulting from the Chapter 11 Bankruptcy filing of one of our LEC aggregators, representing our entire pre-petition outstanding receivable balance. The aggregator continues to operate as debtor-in-possession. We have since transitioned this portion of our business to another aggregator.
  - Includes the reversal of approximately $431,000 of accrued bonuses which were not paid as pre-determined financial goals were not met in fiscal 2007

- Second quarter of fiscal 2007 – includes the reversal of approximately $200,000 of accrued expenses related to the Attorneys' General settlement.

- First quarter of fiscal 2007 – includes approximately $1,000,000 of direct response advertising costs incurred in October 2006 for which we derived no benefit based on the Attorneys' General settlement that was agreed to in December 2006.

Further explanation of variations in our operating performance is discussed elsewhere in Item 7 of this Annual Report.

Critical Accounting Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As such, in accordance with the use of accounting principles generally accepted in the United States of America, our actual realized results may differ from management's initial estimates as reported. Summaries of our significant accounting policies are detailed in the notes to the consolidated financial statements, which are an integral component of this filing.

The following summarizes critical estimates made by management in the preparation of the consolidated financial statements.

Revenue Recognition. We generate revenue from customer subscriptions for directory and advertising services. We recognize revenues as services are rendered. In some instances, we receive payments in advance of rendering services, whereupon such revenues are deferred until the related services are rendered. Deferred revenue was $917,068 and $323,596 at September 30, 2008 and 2007, respectively. Our billing and collection procedures include significant involvement of outside parties, referred to as aggregators for LEC billing and service providers for ACH billing. Such processes are described below.

ACH Billing– For ACH billing, we submit electronic billing information to our service providers, who in turn use this information as a basis for processing direct bank withdrawals through an Automated Clearing House. We receive information regarding records that are rejected or cannot otherwise be processed on a timely basis, and we recognize revenue only for those items that are processed.

LEC Billing– When a customer subscribes to our service, we create an electronic customer file, which is the basis for the billing. We submit gross billings electronically to third party billing aggregators. These billing aggregators compile and format our electronic customer files and forward the billing records to the appropriate LECs. The billing for our service flows through to monthly bills of the individual LEC customers. The LECs collect our billing and remit amounts to the billing aggregators, which in turn remit funds to us. The following are significant accounting estimates and assumptions used in the revenue recognition process with respect to these billings.

- Customer refunds. We have a customer refund policy that allows the customer to request a refund if they are not satisfied with the service within the first 120 days of the subscription. We accrue for refunds based on historical experience of refunds as a percentage of new billings in that 120-day period. Customer refunds are reserved and charged against gross revenue.

- Non-paying customers. There are customers who may not pay the fee for our services even though we believe they are valid subscribers. Included in cost of services is an accrual for estimated non-paying customers that are recorded at the time of billing.

- Unbilled accounts. We recognize revenue during the month for which the service is provided based on net billings accepted by the billing aggregators. We recognize revenue only for accepted records. However, subsequent to this acceptance, there are instances in the LEC billing process where a customer cannot be billed due to changes in telephone numbers, telephone carriers, data synchronization issues, etc. These amounts that ultimately cannot be billed, as well as certain minor billing adjustments by the LECs are commonly referred to as "unbilled accounts." Unbilled accounts are estimated at the time of billing and charged to cost of services.

- Fees. Both the aggregator and the LEC charge processing fees. Additionally, the LEC charges fees for responding to billing inquiries by its customers, processing refunds, and other customer-related services. Such fees are estimated at the time of billing and charged to cost of services.

Direct bill customers– If we are unable to bill via any other means, we bill subscribers directly via paper invoices. Our collection rate on these billings is significantly lower than those processed through the LECs. We track collections on direct-billed customers and recognize revenue from those customers based on the historical collection rates.

Fulfillment contracts– Beginning in fiscal 2006, we began entering into contracts with several third parties whereby we provide hosting, customer service and certain administrative functions under revenue sharing agreements. We recognize revenues only for those revenues for which we are entitled to when the related services are performed.

Allowance for Doubtful Accounts. We receive cash through the processes discussed above. Under our contractual arrangements with our third party aggregators and service providers, the LECs and aggregators/service providers deduct from our gross billings amounts for returns, nonpaying customers, dilution and fees to arrive at net proceeds remitted to us. We estimate an allowance for doubtful accounts on the basis of information provided by the billing aggregators and service providers. This information is an indicator of timely payments made by our subscribers. At September 30, 2008 and 2007, the allowance for doubtful accounts was approximately 20% and 22% of gross accounts receivable, respectively. The allowance at September 30, 2007 included a reserve of approximately $377,000 resulting from the Chapter 11 Bankruptcy filing of one of our LEC aggregators, representing our entire pre-petition outstanding receivable balance. Notwithstanding this additional reserve, our allowance decreased from September 30, 2007 to September 30, 2008 as we have increased our quality control procedures over the submission of our billings to reduce the risk of dilution and non-collectability.

Carrying Value of Intangible Assets. Our intangible assets consist of licenses for the use of Internet domain names or Universal Resource Locators, or URLs, capitalized website development costs, other information technology licenses and marketing and technology related intangibles acquired through the acquisition of LiveDeal, Inc. All such assets are capitalized at their original cost (or at fair value for assets acquired through business combinations) and amortized over their estimated useful lives. We capitalize internally generated software and website development costs in accordance with the provisions of the AICPA Statement of Position No 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and Emerging Issues Task Force ("EITF") No 00-02, "Accounting for Website Development Costs", respectively.

We evaluate the recoverability of the carrying amount of intangible assets at least annually and whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. In the event of such changes, impairment would be assessed if the expected undiscounted net cash flows derived for the asset are less than its carrying amount. No long-lived assets were impaired during the years ended September 30, 2008 and 2007 based upon management's analysis of expected future cash flows in accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). In 2008, we also obtained an independent appraisal of our intangible assets and, while the appraisal was based on different appraisal methods than those prescribed under SFAS No. 144, the appraisal supported the conclusion that no impairment exists.

Goodwill. We evaluate our goodwill for potential impairment on an annual basis or whenever events or circumstances indicate that an impairment may have occurred in accordance with the provisions of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the estimated fair value of the reporting unit containing our goodwill with the related carrying amount. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting unit's goodwill is not considered to be impaired and the second step is unnecessary. To date, our goodwill has not been considered to be impaired based on the results of this first step.

Customer Acquisition Costs. We acquire customers primarily through outbound call campaigns whereby we incur costs which include the acquisition of calling lists, personnel costs, etc. Customers subscribe to the services by affirmatively responding to those campaigns, which serve as the contract for the subscription. Calling campaign costs are expensed as incurred. We also incur costs to acquire customers in connection with certain fulfillment contracts. Such costs are capitalized and amortized over the guaranteed life of the related revenue stream.

Income Taxes. Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance would be provided for those deferred tax assets for which if it is more likely than not that the related benefit will not be realized.

We have estimated net deferred income tax assets of $4,812,623, and $5,097,789 at September 30, 2008 and 2007, respectively, which relate to various timing differences between book and tax expense recognition.

We adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes (FIN 48) – an interpretation of FASB Statement No. 109, Accounting for Income Taxes (SFAS No. 109)* in fiscal 2008, and we engaged an independent accounting firm to perform an analysis of our tax positions. Such investigation did not reveal any significant uncertainties that would affect the carrying value of our deferred tax assets and liabilities at September 30, 2008.

Stock-Based Compensation. From time-to-time, we grant restricted stock awards and options to employees, directors, executives, and consultants. Such awards are valued based on the grant date fair-value of the instruments, net of estimated forfeitures. The value of each award is amortized on a straight-line basis over the vesting period. The impacts of changes in such estimates on unamortized deferred compensation cost are recorded as an adjustment to compensation expense in the period in which such estimates are revised.

Results of Operations

Net Revenues

Year Ended September 30,	Net Revenues	Change from Prior Year	Percent Change from Prior Year
2008	$ 25,283,161	$ (1,057,200)	(4.0)%
2007	$ 26,340,361		

Net revenues in fiscal 2008 decreased by approximately $1,057,000 due primarily to a decrease in revenues billed through ACH of approximately $2,982,000 and other miscellaneous decreases of $463,000, partially offset by an increase of $1,189,000 in sales of classified, banner and other advertisements, an increase in LEC billings of approximately $624,000 and an increase in premium sales of $575,000. The ACH revenues declined in fiscal 2008 as compared to fiscal 2007 due to the effects of the attorneys general settlement in December 2006 which has led to lost customers in this billing channel. We have experienced an increase in LEC billings in fiscal 2008 as compared to fiscal 2007 reflecting the effects of new fulfillment contracts and telemarketing efforts, and our classified and advertising revenues have increased due to the acquisition of LiveDeal Inc, as fiscal 2007 only included LiveDeal revenues beginning with June 6, 2007, the date of acquisition.

Although we have concentrations of risk with our billing aggregators (as described in the Notes to Consolidated Financial Statements included elsewhere in this Annual Report) these aggregators bill via many underlying LECs, thereby reducing our risk associated with credit concentrations. However, there are a few LECs that service a significant number of our customers. To the extent that future changes in their billing practices cause a disruption in our ability to bill through these channels, our revenues could be adversely affected.
The majority of our IAP customers pay between $27.50 and $39.95 per month.

Cost of Services

Year Ended September 30,	Cost of Services	Change from Prior Year	Percent Change from Prior Year
2008	$ 4,400,713	$ 196,437	4.7%
2007	$ 4,204,276		

Cost of services increased in fiscal 2008 as compared to fiscal 2007 due to an increase in LEC billings, which have higher costs than other billing channels, partially offset by an overall decline in net revenues. Also included in fiscal 2007 is a bad debt reserve of approximately $377,000 resulting from the Chapter 11 Bankruptcy filing of one of our LEC aggregators, representing our entire pre-petition outstanding receivable balance from this LEC. The following table sets forth billings by channel for each of the following fiscal years:

	2008	2007
LEC billing	65%	63%
ACH billing	20%	30%
Direct billing, credit card & other	15%	7%

We expect cost of services to continue to be directly correlated to our usage of LEC billing channels.

Gross Profit

Year Ended September 30,	Gross Profit	Change from Prior Year	Percent Change from Prior Year
2008	$ 20,882,448	$ (1,253,637)	(5.7)%
2007	$ 22,136,085		

The changes in our gross profits were due primarily to changes in revenues and increased cost of sales associated with higher utilization of LEC billing channels. Gross margins were 83% and 84% of net revenues in fiscal 2008 and 2007, respectively.

General and Administrative Expenses

Year Ended September 30,	General & Administrative Expenses	Change from Prior Year	Percent Change from Prior Year
2008	$ 15,610,521	$ 3,091,901	24.7%
2007	$ 12,518,620		

General and administrative expenses increased in fiscal 2008 as compared to fiscal 2007 due to the following:

- An increase in depreciation and amortization expense of approximately $500,000 stemming primarily from the effects of the LiveDeal acquisition, which added $2,200,000 of depreciable and amortizable long-lived and intangible assets, and additional capitalized costs for enhancements to our websites and on-line customer service applications;

- An increase in compensation expense of approximately $2,270,000 due to:

  - Salaries and other compensation expense of $761,000 associated with the LiveDeal acquisition that took place in June 2007, as 2007 only included LiveDeal expenses beginning with June 6, 2007, the date of acquisition;

  - $496,000 of severance costs associated with the termination of our former Chief Executive Officer;

  - $439,000 of increased stock based compensation expense associated with the accelerated vesting of stock awards to the former Chief Executive Officer;

  - $1,189,000 of increased compensation costs associated with the development of certain call center functions in our Las Vegas headquarters; partially offset by,

  - $281,000 of decreased stock based compensation expense resulting from an increase in the estimated forfeiture rate on awards based on historical forfeiture experiencewhich is considered to be a reasonable approximation of expected future forfeitures; and

  - $334,000 of other compensation cost decreases primarily due to reductions in staffing and bonus expense.

- An increase in other general and administrative expenses of approximately $376,000 primarily due to increased facility, office and other corporate expenses associated with the LiveDeal acquisition, as 2007 only included LiveDeal expenses beginning with June 6, 2007, the date of acquisition; and

- Other general and administrative cost increases of $168,000; partially offset by,

- A decrease in professional and consulting fees of approximately $223,000 as we incurred significant expenses in fiscal 2007 to develop our strategic direction following the effects of the Attorneys' General settlement, partially offset by increased legal fees in fiscal 2008 associated with executive turnover and other events.

The following table sets forth our recent operating performance for general and administrative expenses:

	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Compensation for employees, leased employees, officers and directors	$ 1,810,383	$ 3,181,375	$ 2,377,412	$ 1,928,272	$ 1,535,115	$ 1,760,439	$ 1,877,103	$ 1,873,582
Professional fees	456,180	275,638	191,330	281,418	184,507	529,139	319,948	394,028
Reconfirmation, mailing, billing and other customer-related costs	48,529	18,185	27,735	17,601	33,662	24,269	34,042	23,715
Depreciation and amortization	588,718	505,095	487,085	478,433	460,554	396,759	364,724	336,887
Other general and administrative costs	643,785	842,571	761,583	689,247	757,136	522,583	531,915	558,513

Sales and Marketing Expenses

Year Ended September 30,	Sales & Marketing Expenses	Change from Prior Year	Percent Change from Prior Year
2008	$ 7,126,532	$ 635,028	9.8%
2007	$ 6,491,504		

Sales and marketing expenses increased in fiscal 2008 compared to fiscal 2007 due to an increase of approximately $1,609,000 of increased online marketing costs and $1,058,000 associated with the amortization of customer acquisition costs of a new wholesale fulfillment contract, partially offset by a reduction of approximately $1,000,000 of direct response mailing campaign expenses that were discontinued in early fiscal 2007 and decreased telemarketing costs associated with bringing such activities in-house stemming from the acquisition of OnCall Subscriber Management Inc. in fiscal 2007. The increase in online marketing costs is attributable to the acquisition of LiveDeal in June 2007 as such costs were only included in our results beginning with the date of acquisition.

Litigation and Related Expenses

Year Ended September 30,	Litigation and Related Expenses	Change from Prior Year	Percent Change from Prior Year
2008	$ -	$ 200,718	(100.0)%
2007	$ (200,718)		

In fiscal 2008, we had no substantial litigation expenses attributable to any particular pending or threatened litigation and therefore included all legal costs as part of general and administrative expenses. In fiscal 2007, we had no significant outstanding, pending or threatened litigation and we also concluded the Attorneys' General settlement in fiscal 2007 and reversed our remaining accruals of approximately $201,000.

Operating Income (Loss)

Year Ended September 30,	Operating Income (Loss)	Change from Prior Year	Percent Change from Prior Year
2008	$ (1,854,605)	$ (5,181,284)	(155.7)%
2007	$ 3,326,679		

The decrease in operating income for fiscal 2008 compared to fiscal 2007 is primarily due to decreases in net revenues and increases in costs, general and administrative and sales and marketing expenses as detailed above.

Other Income (Expense)

Year Ended September 30,	Total Other Income (Expense)	Change from Prior Year	Percent Change from Prior Year
2008	$ 137,742	$ (145,172)	(51.3)%
2007	$ 282,914		

Other income (expense) consists primarily of interest income on cash and short term investments, and decreased from fiscal 2007 to fiscal 2008 primarily as a result of decreased cash and short term investment balances.

Income Tax Provision (Benefit)

Year Ended September 30,	Income Tax Provision (Benefit)	Change from Prior Year	Percent Change from Prior Year
2008	$ (188,091)	$ (2,043,766)	(110.1)%
2007	$ 1,855,675		

The change in our income tax provision (benefit) in each of the above years is due primarily to changes in our pre-tax income. However, in fiscal 2008 and 2007, we incurred additional income tax expense of $517,547 and $499,885, respectively, due to book-tax differences in the recognition of restricted stock awards. During these periods, a portion of our restricted stock awards had vested and, due to declines in our stock price from grant date to vest date, the tax effects of the vesting of these awards were less than the carrying value of the related deferred tax assets.

Net Income (Loss)

Year Ended September 30,	Net Income (Loss)	Change from Prior Year	Percent Change from Prior Year
2008	$ (1,528,772)	$ (3,282,690)	(187.2)%
2007	$ 1,753,918		

Changes in net income (loss) are primarily attributable to changes in operating income and changes in income tax expense. As the two years yielded different operating results stemming from the impacts of the Attorneys' General settlement, changes in the use of billing channels, changes in marketing strategies and other operating changes, see the respective financial statement line item narratives included herein for a detailed analysis of changes in our results of operations.

Liquidity and Capital Resources

Net cash provided by operating activities decreased approximately $432,000, or 24.5%, to $1,333,000 for the year ended September 30, 2008, compared to $1,765,000 for the year ended September 30, 2007. Although we incurred a net loss in fiscal 2008, we generated cash flows from operations as our net loss included approximately $4,796,000 of non-cash charges including depreciation and amortization, stock based compensation, deferred tax expense and provisions for uncollectible accounts. Our net cash provided by operating activities was also impacted by changes in operating assets and liabilities, the most significant of which in fiscal 2008 was the payment of $1,700,000 to acquire additional wholesale accounts. In fiscal 2007, we incurred the payment of over $3,000,000 related to the Attorneys' General settlement.

Our primary source of cash inflows is net remittances from our billing channels, including ACH billings and LEC billings. For ACH billings, we generally receive the net proceeds through our billing service processors within 15 days of submission. For LEC billings, we receive collections on accounts receivable through the billing service aggregators under contracts to administer this billing and collection process. The billing service aggregators generally do not remit funds until they are collected. Generally, cash is collected and remitted to us (net of dilution and other fees and expenses) over a 60- to 120-day period subsequent to the billing dates. Additionally, for each monthly billing cycle, the billing aggregators and LECs withhold certain amounts, or "holdback reserves," to cover potential future dilution and bad debt expense. These holdback reserves lengthen our cash conversion cycle as they are remitted to us over a 12- to 18-month period of time. We classify these holdback reserves as current or long-term receivables on our consolidated balance sheet, depending on when they are scheduled to be remitted to us. As of September 30, 2008, approximately 52% of our gross accounts receivable are due from three aggregators.

Our most significant cash outflows include payments for marketing expenses and general operating expenses. General operating cash outflows consist of payroll costs, income taxes, and general and administrative expenses that typically occur within close proximity of expense recognition.

Net cash used in investing activities during fiscal 2008 totaled $1,817,000 and consisted of purchases of intangibles of $1,227,000 and purchases of equipment of approximately $589,000. Net cash used in investing activities totaled $2,176,000 during fiscal 2007 and consisted of $4,114,000 of net cash outflows for the acquisitions of LiveDeal, Inc. and OnCall Subscriber Management Inc., $939,000 of expenditures for software and intangible assets and $205,000 of purchases of equipment, partially offset by the liquidation of $3,082,000 of certificates of deposit and other investments.

Net cash used for financing activities was approximately $551,000 during fiscal 2008 and was primarily attributable to the purchase of treasury stock. Net cash used for financing activities was $310,000 during fiscal 2007 and consisted primarily of repurchases of stock owned by dissenting shareholders in connection with the acquisition of LiveDeal, Inc.

We had working capital of $11,260,000 as of September 30, 2008 compared to $11,632,000 as of September 30, 2007. Our cash position decreased to $4,640,000 at September 30, 2008 compared to $5,675,000 at September 30, 2007, as investing and financing outflows exceeded cash flows from operations, each of which is described above.

During 2005, our Board of Directors authorized the repurchase of up to $3,000,000 of our common stock from time to time on the open market or in privately negotiated transactions. We purchased a total of 85,385 shares at an aggregate cost of $686,793 under the plan. On May 25, 2007, the Company's Board of Directors terminated the 2005 stock repurchase plan and replaced it with a new plan authorizing repurchases of up to $1,000,000 of common stock from time to time on the open market or in privately negotiated transactions. We purchased a total of 148,820 shares at an aggregate cost of $525,844 under the 2007 plan through September 30, 2008. Subsequent to year-end, the Company acquired an additional 317,004 shares of its common stock at an aggregate cost of $487,480. The repurchase plan was increased by another $500,000 on October 23, 2008.

We believe that our existing cash on hand and additional cash generated from operations will provide us with sufficient liquidity to meet our operating needs for the next 12 months.

At September 30, 2008, we had no other off-balance sheet arrangements, commitments or guarantees that require additional disclosure or measurement.

ITEM 7A. Quantitative and Qualitative Disclosure about Market Risk

As of September 30, 2008, we did not participate in any market risk-sensitive commodity instruments for which fair value disclosure would be required under Statement of Financial Accounting Standards No. 107. We believe that we are not subject in any material way to other forms of market risk, such as foreign currency exchange risk or foreign customer purchases (of which there were none in fiscal 2008 or 2007) or commodity price risk.

ITEM 8. Financial Statements and Supplementary Data

LIVEDEAL, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

LiveDeal, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of LiveDeal, Inc. and Subsidiaries as of September 30, 2008 and 2007 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LiveDeal, Inc. and Subsidiaries as of September 30, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mayer Hoffman McCann P.C.

MAYER HOFFMAN MCCANN P.C.
Phoenix, Arizona
December 22, 2008

LIVEDEAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30, 2008	September 30, 2007
Assets		
Cash and equivalents	$ 4,639,787	$ 5,674,533
Accounts receivable, net	6,880,492	6,919,180
Prepaid expenses and other current assets	792,309	510,609
Customer acquisition costs, net	642,220	-
Income taxes receivable	487,532	316,429
Deferred tax asset	949,121	546,145
Total current assets	14,391,461	13,966,896
Accounts receivable, long term portion, net	2,011,143	1,941,996
Property and equipment, net	959,854	423,563
Deposits and other assets	83,547	103,057
Intangible assets, net	6,736,078	7,372,147
Goodwill	11,706,406	11,683,163
Deferred tax asset, long term	3,863,502	4,551,644
Total assets	$ 39,751,991	$ 40,042,466
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable	$ 1,078,712	$ 1,138,265
Accrued liabilities	1,991,369	1,196,330
Current portion of capital lease obligation	61,149	-
Total current liabilities	3,131,230	2,334,595
Capital lease obligation, net of current portion	170,838	-
Total liabilities	3,302,068	2,334,595
Commitments and contingencies		
Stockholders' Equity:		
Series E convertible preferred stock, $.001 par value, 200,000 shares authorized, 127,840 issued and outstanding, liquidation preference $38,202	10,866	10,866
Common stock, $.001 par value, 100,000,000 shares authorized,6,513,686 and 7,022,242 issued and 6,513,686 and 6,693,676 outstanding in 2008 and 2007	6,514	6,694
Treasury stock (0 and 328,566 shares carried at cost)	-	(2,714,698)
Paid in capital	20,884,112	23,325,888
Retained earnings	15,548,431	17,079,121
Total stockholders' equity	36,449,923	37,707,871
Total liabilities and stockholders' equity	$ 39,751,991	$ 40,042,466

See accompanying notes to consolidated financial statements.

LIVEDEAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended September 30, 2008	Year ended September 30, 2007
Net revenues	$ 25,283,161	$ 26,340,361
Cost of services	4,400,713	4,204,276
Gross profit	20,882,448	22,136,085
Operating expenses:		
General and administrative expenses	15,610,521	12,518,620
Sales and marketing expenses	7,126,532	6,491,504
Litigation and related expenses	-	(200,718)
Total operating expenses	22,737,053	18,809,406
Operating income (loss)	(1,854,605)	3,326,679
Other income (expense):		
Interest expense	(3,586)	-
Interest income	138,280	271,969
Other income (expense)	3,048	10,945
Total other income (expense)	137,742	282,914
Income (loss) before income taxes	(1,716,863)	3,609,593
Income tax provision (benefit)	(188,091)	1,855,675
Net income (loss)	$ (1,528,772)	$ 1,753,918
Net income (loss) per common share:		
Basic	$ (0.25)	$ 0.34
Diluted	$ (0.25)	$ 0.33
Weighted average common shares outstanding:		
Basic	6,231,610	5,108,551
Diluted	6,231,610	5,336,439

See accompanying notes to consolidated financial statements.

LIVEDEAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Preferred Stock		Treasury	Paid-In	Deferred	Retained	
	Shares	Amount	Shares	Amount	Stock	Capital	Compensation	Earnings	Total
Balance, September 30, 2006	5,002,159	$ 5,002	127,840	$ 10,866	$ (2,407,158)	$ 12,294,186	$ (2,854,122)	$ 15,327,599	$ 22,376,373
Reclass of deferred compensation	-	-	-	-	-	(2,854,122)	2,854,122	-	-
Series E preferred stock dividends	-	-	-	-	-	-	-	(2,396)	(2,396)
Common stock issued in restricted stock plan	78,500	79	-	-	-	(79)		-	-
Common stock issued in acquisition	1,675,016	1,675	-	-	-	12,326,370	-	-	12,328,045
Shares acquired from LiveDeal shareholders	(44,224)	(44)			(307,540)	44			(307,540)
Issuance of restricted stock in exchange for services	10,800	11	-	-	-	78,828	-	-	78,839
Restricted stock cancellations	(28,575)	(29)	-	-	-	29	-	-	-
Amortization of deferred stock compensation	-	-	-	-	-	1,480,632	-	-	1,480,632
Net income	-	-	-	-	-	-	-	1,753,918	1,753,918
Balance, September 30, 2007	6,693,676	6,694	127,840	10,866	(2,714,698)	23,325,888	-	17,079,121	37,707,871
Series E preferred stock dividends	-	-	-	-	-	-	-	(1,918)	(1,918)
Common stock issued in restricted stock plan	53,000	53	-	-	-	(53)	-	-	-
Stock option grant	-	-	-	-	-	10,155	-	-	10,155
Restricted stock cancellations	(84,169)	(84)	-	-	-	84	-	-	-
Amortization of deferred stock compensation	-	-	-	-	-	788,431	-	-	788,431
Treasury stock purchases	(148,820)	(149)	-	-	(525,844)	149	-	-	(525,844)
Treasury stock retired	-	-	-	-	3,240,542	(3,240,542)	-	-	-
Net income (loss)	-	-	-	-	-	-	-	(1,528,772)	(1,528,772)
Balance, September 30, 2008	6,513,687	$ 6,514	127,840	$ 10,866	$ -	$ 20,884,112	$ -	$ 15,548,431	$ 36,449,923

See accompanying notes to consolidated financial statements.

LIVEDEAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30, 2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (1,528,772)	$ 1,753,918
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	3,191,237	1,575,488
Amortization of stock-based compensation	788,431	1,480,632
Issuance of common stock as compensation for services	-	78,839
Non-cash stock compensation expense	10,155	-
Non-cash compensation expense to Chief Executive Officer	-	88,680
Deferred income taxes	285,166	1,564,352
(Gain) loss on disposal of equipment	15,352	4,128
Provision for uncollectible accounts	505,812	660,963
Changes in assets and liabilities:		
Accounts receivable	(536,271)	(237,771)
Customer acquisition costs	(1,700,000)	-
Prepaid and other current assets	(281,700)	(252,182)
Deposits and other assets	19,510	(851)
Accounts payable	(59,553)	(718,151)
Accrued liabilities	795,039	(3,654,358)
Income taxes receivable	(171,103)	(578,191)
Net cash provided by operating activities	1,333,303	1,765,496
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of businesses, net of cash acquired	-	(4,114,139)
Expenditures for intangible assets	(1,227,334)	(939,102)
Net purchases/redemptions of certificates of deposits and other investments	-	3,082,053
Purchases of equipment	(589,338)	(204,614)
Net cash used in investing activities	(1,816,672)	(2,175,802)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Series E preferred stock dividends	(1,918)	(2,396)
Principal repayments on capital lease obligations	(23,615)	-
Purchase of treasury stock	(525,844)	(307,540)
Net cash used in financing activities	(551,377)	(309,936)
DECREASE IN CASH AND CASH EQUIVALENTS	(1,034,746)	(720,242)
CASH AND CASH EQUIVALENTS, beginning of year	5,674,533	6,394,775
CASH AND CASH EQUIVALENTS, end of year	$ 4,639,787	$ 5,674,533
Supplemental cash flow disclosures:		
Cash paid for interest	$ 3,586	$ -
Cash paid for income taxes	$ 1,860	$ 870,000
Noncash financing and investing activities - acquisition of equipment under capital leases	$ 255,602	$ -

See accompanying notes to consolidated financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

LiveDeal, Inc. (the "Company"), formerly YP Corp., YP.Net, Inc. and RIGL Corporation, had previously attempted to develop software solutions for medical practice billing and administration. The Company was not successful in implementing its medical practice billing and administration software products and looked to other business opportunities. The Company acquired Telco Billing, Inc. ("Telco") in June 1999, through the issuance of 1,700,000 shares of the Company's common stock (on a post-split adjusted basis). Prior to its acquisition of Telco, the Company had not generated significant or sufficient revenue from planned operations.

Telco was formed in April 1998 to provide advertising and directory listings for businesses on its Internet website in a "Yellow Pages" format. Telco provides those services to its subscribers for a monthly fee. These services are provided primarily to businesses throughout the United States. Telco became a wholly owned subsidiary of YP Corp. after the June 1999 acquisition.

At the time that the transaction was agreed to, the Company had 12,567,770 common shares issued and outstanding. As a result of the merger transaction with Telco, there were 29,567,770 common shares outstanding, and the former Telco stockholders held approximately 57% of the Company's voting stock. For financial accounting purposes, the acquisition was a reverse acquisition of the Company by Telco, under the purchase method of accounting, and was treated as a recapitalization with Telco as the acquirer. Consistent with reverse acquisition accounting, (i) all of Telco's assets, liabilities, and accumulated deficit were reflected at their combined historical cost (as the accounting acquirer) and (ii) the preexisting outstanding shares of the Company (the accounting acquiree) were reflected at their net asset value as if issued on June 16, 1999.

On June 6, 2007, the Company completed its acquisition of LiveDeal, Inc. ("LiveDeal"), a California corporation. LiveDeal operates an online local classifieds marketplace, www.livedeal.com, which listed millions of goods and services for sale across the United States. The technology acquired in the acquisition offers such classifieds functionality as fraud protection, identity protection, e-commerce, listing enhancements, photos, community-building, package pricing, premium stores, featured Yellow Page business listings and advanced local search capabilities.

On July 10, 2007, the Company acquired substantially all of the assets and assumed certain liabilities of OnCall Subscriber Management Inc., a Manila, Philippines-based company that provides telemarketing services. The acquisition took place through the Company's wholly-owned subsidiary, 247 Marketing LLC, a Nevada limited liability company.

On August 10, 2007, the Company filed amended and restated articles of incorporation with the Office of the Secretary of State of the State of Nevada, pursuant to which the Company's name was changed to LiveDeal, Inc., effective August 15, 2007. The name change was approved by the Company's Board of Directors pursuant to discretion granted to it by the Company's stockholders at a special meeting on August 2, 2007.

The accompanying consolidated financial statements represent the consolidated financial position and results of operations of the Company and include the accounts and results of operations of the Company, LiveDeal, 247 Marketing, Telco and Telco of Canada, Inc, the Company's wholly owned subsidiaries, for the years ended September 30, 2008 and 2007. The results of LiveDeal and 247 Marketing are included from their respective acquisition dates of June 6, 2007 and July 10, 2007, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: This includes all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. At times, cash deposits may exceed government-insured limits.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, LiveDeal, 247 Marketing, Telco Billing, Inc. and Telco of Canada, Inc. The results of LiveDeal and 247 Marketing are included from their respective acquisition dates of June 6, 2007 and July 10, 2007, respectively. All significant intercompany accounts and transactions have been eliminated.

Property and Equipment: Property and equipment is stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets ranging from three to five years. Depreciation expense was $293,297 and $155,929 for the years ended September 30, 2008 and 2007, respectively.

Revenue Recognition: The Company's revenue is generated by customer subscriptions of directory and advertising services. Revenue is billed and recognized monthly for services subscribed in that specific month. The Company utilizes outside billing companies to perform billing services through two primary channels:

- direct ACH withdrawals; and
- inclusion on the customer's local telephone bill provided by their Local Exchange Carriers, or LECs.

For billings via ACH withdrawals, revenue is recognized when such billings are accepted. For billings via LECs, the Company recognizes revenue based on net billings accepted by the LECs. Due to the periods of time for which adjustments may be reported by the LECs and the billing companies, the Company estimates and accrues for dilution and fees reported subsequent to year-end for initial billings related to services provided for periods within the fiscal year. Such dilution and fees are reported in cost of services in the accompanying consolidated statements of operations. Customer refunds are recorded as an offset to gross revenue.

Revenue for billings to certain customers that are billed directly by the Company and not through the outside billing companies is recognized based on estimated future collections. The Company continuously reviews this estimate for reasonableness based on its collection experience.

In some instances, the Company receives payments in advance of rendering services, whereupon such revenues are deferred until the related services are rendered. Deferred revenue was $917,068 and $323,596 at September 30, 2008 and 2007, respectively.

Allowance for Doubtful Accounts: The Company maintains an allowance for doubtful accounts, which includes allowances for customer refunds, dilution and fees from LEC billing aggregators and other uncollectible accounts. Reserves are established based on historical experience and known trends. The Company has reduced its allowance for doubtful accounts to 19.9% at September 30, 2008 from 21.7% at September 30, 2007 as the Company has improved its quality control procedures over billing submissions which has reduced the amount of dilution on LEC billings.

Income Taxes: Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance would be provided for those deferred tax assets for which if it is more likely than not that the related benefit will not be realized.

Net Income (Loss) Per Share: Net income (loss) per share is calculated in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, *Earnings Per Share*. Under the provisions of SFAS No. 128, basic net income per share is computed using the weighted average number of common shares outstanding during the period except that it does not include unvested restricted stock subject to cancellation. Diluted net income per share is computed using the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of warrants, restricted shares and convertible preferred stock. The dilutive effect of outstanding restricted shares and warrants is reflected in diluted earnings per share by application of the treasury stock method. Convertible preferred stock is reflected on an if-converted basis.

Foreign Currency Translation: The Company has determined that the United States Dollar is the functional currency for its foreign operations. Accordingly, gains and losses resulting from the translation of foreign currency amounts to functional currency are included in the statements of operations in the period in which they occur.

Financial Instruments: Financial instruments consist primarily of cash, cash equivalents, accounts receivable, advances to affiliates and obligations under accounts payable, accrued expenses and notes payable. The carrying amounts of cash, cash equivalents, accounts receivable, accounts payable, accrued expenses and notes payable approximate fair value because of the short maturity of those instruments. The carrying amount of the advances to affiliates approximates fair value because the Company charges what it believes are market rate interest rates for comparable credit risk instruments. The Company has applied certain assumptions in estimating these fair values. The use of different assumptions or methodologies may have a material effect on the estimates of fair values.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates made in connection with the accompanying consolidated financial statements include the estimate of dilution and fees associated with LEC billings, the estimated reserve for doubtful accounts receivable, estimated customer retention period used for the amortization of customer acquisition costs, estimated forfeiture rates for stock-based compensation, fair values in connection with the analysis of goodwill and long-lived assets for impairment, and estimated useful lives for intangible assets and property and equipment.

Stock-Based Compensation: The Company from time-to-time grants restricted stock awards and options to employees and executives. Such awards are valued based on the grant date fair-value of the instruments, net of estimated forfeitures. The value of each award is amortized on a straight-line basis over the vesting period.

The Company accounts for stock awards issued to non-employees in accordance with the provisions of SFAS No. 123R and Emerging Issues Task Force ("EITF") Issue No. 96-18, *Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.* Under SFAS No. 123R and EITF No. 96-18, stock awards to non-employees are accounted for at fair value at their respective measurement date.

Internally Developed Software and Website Development Costs: The Company incurs internal and external costs to develop software and websites to support its core business functions. The Company capitalizes internally generated software and website development costs in accordance with the provisions of the AICPA Statement of Position No 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and Emerging Issues Task Force ("EITF") No 00-02, "Accounting for Website Development Costs", respectively.

Impairment of Long-lived Assets: The Company assesses long-lived assets for impairment in accordance with the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 requires that the Company assess the issue of impairment of a long-lived asset annually or whenever there is an indication that its carrying amount may not be recoverable. The carrying amount of a long lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The amount of impairment loss, if any, is measured as the difference between the net book value of the asset and its estimated fair value. For purposes of these tests, long-lived assets must be grouped with other assets and liabilities for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The Company most recently completed an impairment evaluation in the fourth quarter of fiscal 2008. No long-lived assets were determined to be impaired during the years ended September 30, 2008 and 2007.

Goodwill: We evaluate our goodwill for potential impairment on an annual basis or whenever events or circumstances indicate that an impairment may have occurred in accordance with the provisions of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the estimated fair value of the reporting unit containing our goodwill with the related carrying amount. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting unit's goodwill is not considered to be impaired and the second step is unnecessary. To date, our goodwill has not been considered to be impaired based on the results of this first step.

Effects of Reverse Stock Split: Effective on August 15, 2007, the Company implemented a 1-for-10 reverse stock split with respect to issued and outstanding shares of its common stock. The reverse stock split was approved by the Company's Board of Directors pursuant to discretion granted to it by the Company's stockholders at a special meeting on August 2, 2007. All per share amounts have been retroactively restated for the effects of this reverse stock split.

Recently Issued Accounting Pronouncements:

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 establishes a framework for measuring fair value under generally accepted accounting procedures and expands disclosures on fair value measurements. This statement applies under previously established valuation pronouncements and does not require the changing of any fair value measurements, though it may cause some valuation procedures to change. Under SFAS No. 157, fair value is established by the price that would be received to sell the item or the amount to be paid to transfer the liability of the asset as opposed to the price to be paid for the asset or received to transfer the liability. Further, it defines fair value as a market specific valuation as opposed to an entity specific valuation, though the statement does recognize that there may be instances when the low amount of market activity for a particular item or liability may challenge an entity's ability to establish a market amount. In the instances that the item is restricted, this pronouncement states that the owner of the asset or liability should take into consideration what effects the restriction would have if viewed from the perspective of the buyer or assumer of the liability. This statement is effective for all assets valued in financial statements for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 157 on its financial position and result of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007 with early adoption allowed. The Company has not yet determined the impact, if any, that adopting this standard might have on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* (SFAS No. 141(R)) and No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* (SFAS No. 160). SFAS No. 141(R) and SFAS No. 160 are products of a joint project between the FASB and the International Accounting Standards Board. The revised standards continue the movement toward the greater use of fair values in financial reporting. SFAS No. 141(R) will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. These changes include the expensing of acquisition related costs and restructuring costs when incurred, the recognition of all assets, liabilities and noncontrolling interests at fair value during a step-acquisition, and the recognition of contingent consideration as of the acquisition date if it is more likely than not to be incurred. SFAS No. 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS No. 141(R) and SFAS No. 160 are effective for both public and private companies for fiscal years beginning on or after December 15, 2008 (January 1, 2009 for companies with calendar year-ends). SFAS No. 141 (R) will be applied prospectively. SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS No. 160 shall be applied prospectively. Early adoption is prohibited for both standards. The Company is currently evaluating the effects of these pronouncements on its financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 modifies existing requirements to include qualitative disclosures regarding the objectives and strategies for using derivatives, fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The pronouncement also requires the cross-referencing of derivative disclosures within the financial statements and notes thereto. The requirements of SFAS 161 are effective for interim and annual periods beginning after November 15, 2008. The Company is currently evaluating the impact of the adoption of SFAS 161 on its financial statements.

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets ("FSP FAS 142-3")- FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The intent of the position is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R), and other GAAP. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. FSP FAS 142-3 is effective for the Company on October 1, 2009. The Company is currently evaluating the impact that the adoption of FSP FAS 142-3 will have on its financial condition, results of operations, and disclosures.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement shall be effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company is currently evaluating the impact that the adoption of SFAS 162 will have on its financial condition, results of operations, and disclosures.

In May 2008, the FASB issued SFAS No. 163, Accounting for Financial Guarantee Insurance Contracts-an interpretation of FASB Statement No. 60 ("SFAS 163"). The scope of SFAS 163 is limited to financial guarantee insurance (and reinsurance) contracts. The pronouncement is effective for fiscal years beginning after December 31, 2008. The Company does not believe this pronouncement will impact its financial statements.

In May 2008, the FASB issued FASB Staff Position No. APB 14-1 ("FSP"). The FSP specifies that issuers of convertible debt instruments that permit or require the issuer to pay cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The Company would be required to apply the guidance retrospectively to all past periods presented, even to instruments that have matured, converted, or otherwise been extinguished as of the effective date. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company does not believe this FSP will impact its financial statements.

In June 2008, the Emerging Issues Task Force ("EITF") issued Issue No. 07-05, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" ("Issue 07-05"). EITF No. 07-05 addresses the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, if an instrument (or an embedded feature) that has the characteristics of a derivative instrument is indexed to an entity's own stock, it is still necessary to evaluate whether it is classified in stockholders' equity (or would be classified in stockholders' equity if it were a freestanding instrument). In addition, some instruments that are potentially subject to the guidance in EITF Issue No. 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("Issue 00-19") but do not have all the characteristics of a derivative instrument under paragraphs 6 through 9, it is still necessary to evaluate whether it is classified in stockholders' equity. It is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company has not yet evaluated the impact this EITF will have on its financial statements.

3. ACQUISITIONS

LiveDeal, Inc.

On June 6, 2007, the Company acquired all of the outstanding common and preferred stock of LiveDeal, Inc. ("LiveDeal") in exchange for 1,505,490 shares of Common Stock. In addition, the Company issued an aggregate of 23,155 shares of restricted Common Stock in exchange for the cancellation of all outstanding LiveDeal options and warrants. Finally, the Company agreed to issue an additional 146,371 shares of Company Stock in exchange for the cancellation of $1,021,666 of LiveDeal debt. Immediately following the transaction, LiveDeal became be a wholly-owned subsidiary of the Company.

LiveDeal has developed and operates an online local classifieds marketplace, www.livedeal.com which has millions of goods and services listed for sale, in almost every city and zip code across the U.S. LiveDeal offers such classifieds functionality as fraud protection, identity protection, e-commerce, listing enhancements, photos, community-building, package pricing, premium stores, featured Yellow Page business listings and advanced local search capabilities. Additionally, the LiveDeal technology lets consumers search or browse for items in a particular city, state or zip code.

At the site, users can search classifieds in any region and can look up businesses in a Yellow Pages database. As with most classified ad sites, users are offered a search window and a listing of subcategories. Sales are made directly between the user (buyer) and seller, and an "email the seller" link is provided to assist in this process.

Among the interesting features of LiveDeal's site is "Local AdWiz", which is a classifieds and Yellow Pages distribution network, turning any web site or blog into a unique and localized classifieds and Yellow Pages site in seconds. AdWiz gives website publishers fresh local content and an instant revenue stream. Local AdWiz pulls from millions of classified and yellow page listings across multiple categories from people in cities and towns all over the U.S. AdWiz enables the listings to be republished dynamically on any website within seconds.

The aggregate purchase price of LiveDeal was $12,700,695, consisting of approximately $12,328,045 of stock-based consideration and $372,650 of acquisition-related expenses. The value of the combined 1,675,016 shares of common stock granted in the transaction was determined based on the average closing market price of the common stock over the two day period before and after the effective date of the acquisition. The purchase price was determined based on an average of valuation estimates utilizing comparable companies, precedent transactions and discounted cash flow techniques. There are no contingent payments or commitments specified in the agreement, except with respect to the employment agreement described in Note 10.

The following table sets forth the allocation of the acquisition cost, including acquisition-related expenses, to the assets acquired and liabilities assumed, based on their estimated fair values:

Current assets	$ 962,877
Property, plant and equipment	70,000
Goodwill	7,349,366
Intangible assets	2,130,000
Deferred tax assets	3,545,618
Other non-current assets	10,846
Total assets acquired	14,068,707
Current liabilities	1,368,012
Total liabilities assumed	1,368,012
Net assets acquired	$ 12,700,695

The Company does not expect the goodwill to be tax-deductible. As the Company only operates in one reportable segment, the entire goodwill balance has been allocated to that segment.

The Company has estimated the fair value of LiveDeal's identifiable intangible assets at $2,130,000, allocated as follows:

		Estimated Fair Value	Average Remaining Useful Life
Asset class:			
Marketing-based intangible assets	$	1,500,000	20 years
Technology-based intangible assets		630,000	5 years
	$	2,130,000	

Marketing-based intangible assets include trademarks, tradenames and Internet domain names, whereas technology-based intangible assets include computer software, technology, databases, and trade secrets.

In connection with its acquisition of LiveDeal, the Company repurchased an aggregate of 44,224 shares of common stock from dissenting shareholders of LiveDeal. The aggregate purchase price was $307,540.

OnCall Subscriber Management, Inc.

On July 10, 2007, the Company acquired substantially all of the assets and assumed certain liabilities of OnCall Subscriber Management Inc. (a Manila, Philippines-based company), which OnCall purchased recently under option from 24 by 7 Contact Solutions, Inc. The Company completed the acquisition through 247 Marketing, LLC, a wholly owned subsidiary, which established a subsidiary in the Philippines (247 Marketing, Inc.) to operate the business. The acquisition added 170 Philippines-based employees to the Company's workforce.

The aggregate purchase price of the acquisition was approximately $4,552,600 (including acquisition-related expenses of $52,600), which was paid in cash during fiscal 2007. The Company allocated $218,803 of the purchase price to the estimated fair value of the equipment that was acquired and $4,333,797 to goodwill. The Company does not expect the goodwill to be tax-deductible. As the Company only operates in one reportable segment, the entire goodwill balance has been allocated to that segment.

Pro Forma Financial Information

The following table provides pro forma results of operations for the year ended September 30, 2007 as if LiveDeal had been acquired as of the beginning of the fiscal year. The pro forma results include certain purchase accounting adjustments such as the estimated changes in amortization expense on acquired intangible assets, increased compensation expense resulting from the contractual obligation for an executive's salary and the elimination of interest expense on borrowings that were satisfied through the acquisition. However, pro forma results do not include any anticipated cost savings or other effects of the planned integration of LiveDeal. Accordingly, such amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on the dates indicated or that may result in the future.

		Year ended September 30, 2007 (unaudited)
Net revenues	$	28,057,074
Net loss	$	(1,834,830)
Diluted net loss per share	$	(0.28)

The Company did not provide pro forma information for the acquisition of OnCall Subscriber Management Inc. as this entity was a carve-out of a larger entity. As such, historical financial information of the acquired entity on a standalone basis is unattainable.

4. BALANCE SHEET INFORMATION

Balance sheet information is as follows:

	September 30, 2008		September 30, 2007
Receivables, current, net			
Accounts receivable, current	8,923,315	$	9,221,903
Less: Allowance for doubtful accounts	(2,042,823)		(2,302,723)
	6,880,492	$	6,919,180
Receivables, long term, net			
Accounts receivable, long term	2,171,865	$	2,101,071
Less: Allowance for doubtful accounts	(160,722)		(159,075)
	2,011,143	$	1,941,996
Total receivables, net			
Gross receivables	11,095,180	$	11,322,974
Gross allowance for doubtful accounts	(2,203,545)		(2,461,798)
	8,891,635	$	8,861,176
Components of allowance for doubtful accounts are as follows:			
Allowance for dilution and fees on amounts due from billing aggregators	1,775,276	$	1,888,730
Allowance for customer refunds	428,269		573,068
	2,203,545	$	2,461,798
Property and equipment, net			
Leasehold improvements	233,970	$	455,286
Furnishings and fixtures	311,319		310,499
Office, computer equipment and other	961,931		1,423,989
	1,507,220		2,189,774
Less: Accumulated depreciation	(547,366)		(1,766,211)
	959,854	$	423,563
Intangible assets, net			
Domain name and marketing related intangibles	7,208,600	$	7,208,600
Non-compete agreement	3,465,000		3,465,000
Website and technology related intangibles	4,147,459		3,006,093
	14,821,059		13,679,693
Less: Accumulated amortization of intangible	(8,084,981)		(6,307,546)
	6,736,078	$	7,372,147
Accrued liabilities			
Litigation accrual	-	$	-
Deferred revenue	917,068		323,596
Accrued payroll and bonuses	306,984		339,305
Accrued expenses - other	767,317		533,428
	1,991,369	$	1,196,330

5. ACCOUNTS RECEIVABLE

The Company provides billing information to third party billing companies for the majority of its monthly billings. Two billing channels account for the majority of the Company's accounts receivable. Billings submitted are "filtered" by these billing companies and the LECs. Net accepted billings are recognized as revenue and accounts receivable. The billing companies remit payments to the Company on the basis of cash ultimately received from the LECs by those billing companies. The billing companies and LECs charge fees for their services, which are netted against the gross accounts receivable balance. The billing companies also apply holdbacks to the remittances for potentially uncollectible accounts. These amounts will vary due to numerous factors and the Company may not be certain as to the actual amounts on any specific billing submittal until several months after that submittal. The Company estimates the amount of these charges and holdbacks based on historical experience and subsequent information received from the billing companies. The Company also estimates uncollectible account balances and provides an allowance for such estimates. The billing companies retain certain holdbacks that may not be collected by the Company for a period extending beyond one year. These balances have been classified as long-term assets in the accompanying consolidated balance sheet.

The Company experiences significant dilution of its gross billings by the billing companies. The Company negotiates collections with the billing companies on the basis of the contracted terms and historical experience. The Company's cash flow may be affected by holdbacks, fees, and other matters, which are determined by the LECs and the billing companies.

The handling and processing of cash receipts pertaining to trade accounts receivable is maintained primarily by three third-party billing companies. The net receivable due from such billing services providers represented 2%, 35% and 15%, respectively, of the Company's total net accounts receivable at September 30, 2008 and 31%, 23%, and 16%, respectively, of the Company's total net accounts receivable at September 30, 2007.

Subscription receivables that are directly billed by the Company are valued and reported at the estimated future collection amount. Determining the expected collections requires an estimation of both uncollectible accounts and refunds. The net direct-billed subscriptions receivable at both September 30, 2008 and 2007, respectively, were $150,323.

Certain receivables have been classified as long-term because issues arise whereby the billing companies withhold certain amounts that are repaid over a 12 to 18 month period of time. The breakdown of current and long-term receivables and their respective allowances is in Note 4 above.

6. INTANGIBLE ASSETS

The Company's intangible assets consist of licenses for the use of Internet domain names or Universal Resource Locators, or URLs, capitalized website development costs, other information technology licenses and marketing and technology related intangibles acquired through the acquisition of LiveDeal, Inc. All such assets are capitalized at their original cost and amortized over their estimated useful lives.

In connection with the Company's acquisition of Telco, the Company was required to provide an accelerated payment of license fees for the use of the URL Yellow-page.net. The URL is recorded at its cost of $5,000,000, net of accumulated amortization. The URL is amortized over the twenty-year term of the licensing agreement.

In July 2003, the Company entered into a licensing agreement with a vendor to license the use of the URL www.yp.com in exchange for cash and restricted shares of the Company's common stock. Under the terms of this agreement, the licensor had the option of transferring the rights to the URL and the restricted shares to the Company in exchange for $300,000. In July 2006, the licensor exercised this option, and transferred ownership of the URL and the restricted shares to the Company. As this option was deemed to be a purchase commitment, no liability was reflected in the Company's financial statements prior to the exercise of the option. The Company capitalized the URL at its net acquisition price, computed as the $300,000 cash payment less the fair market value of the shares acquired (determined based on the stock price on the date of reacquisition) and will amortize this asset on a straight-line basis over its estimated useful life.

The following summarizes the estimated future amortization expense related to intangible assets:

Years ended September 30,		
2009	$	1,984,442
2010		1,410,729
2011		655,838
2012		345,387
2013		261,387
Thereafter		2,078,295
Total	$	6,736,078

Total amortization expense related to intangible assets was $1,840,161 and $1,419,559 for the years ended September 30, 2008 and 2007.

No long-lived assets were impaired during the years ended September 30, 2008 and 2007 based upon management's analysis of expected future cash flows in accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). In 2008, the Company also obtained an independent appraisal of its intangible assets and, while the appraisal was based on different appraisal methods than those prescribed under SFAS No. 144, the appraisal supported the conclusion that no impairment exists.

7. CAPITAL LEASES

The Company has entered into two capital leases for communications equipment during the year ended September 30, 2008, with a cost basis of $255,603 with terms ranging from 45 to 48 months and imputed interest rates ranging from 3.6 to 13.2 percent. All capital leases are secured by the underlying equipment. Equipment acquired under these capital leases is being depreciated over their estimated lives of four years.

Future minimum lease payments due under the capital lease agreements are as follows for the years ended September 30:

2009	$	69,838
2010		69,838
2011		69,838
2012		41,213
2013		-
Thereafter		-
Total minimum lease payments		250,728
Less imputed interest		(18,741)
Present value of minimum lease payments		231,987
Less: current maturities of capital lease obligations		61,149
Noncurrent maturities of capital lease obligations	$	170,838

8. STOCKHOLDERS' EQUITY

Common Stock Issued for Services

The Company historically has granted shares of its common stock to officers, directors and consultants as payment for services rendered. The value of those shares was determined based on the trading value of the stock at the date at which the counterparties' performance is complete. During the year ended September 30, 2007, the Company issued 10,800 shares to a consulting firm valued at $78,840 as payment for amounts previously accrued.

Series E Convertible Preferred Stock

During the year ended September 30, 2002, pursuant to an existing tender offer, holders of 13,184 shares of the Company's common stock exchanged said shares for 131,840 shares of Series E Convertible Preferred Stock, at the then $0.85 market value of the common stock. The shares carry a $0.30 per share liquidation preference and accrue dividends at the rate of 5% per annum on the liquidation preference per share, payable quarterly from legally available funds. If such funds are not available, dividends shall continue to accumulate until they can be paid from legally available funds. Holders of the preferred shares are entitled, after two years from issuance, to convert them into common shares on a ten-to-one basis together with payment of $0.45 per converted share.

Treasury Stock

The Company's treasury stock consists of shares repurchased on the open market or shares received through various agreements with third parties. The value of such shares is determined based on cash paid or quoted market prices. During fiscal 2004, all then-outstanding treasury shares, valued at $216,000 were retired. On April 1, 2005, the Company acquired 188,957 shares valued at $1,606,000 as partial settlement of amounts due from affiliates. On May 18, 2005, the Company's Board of Directors authorized a plan to repurchase up to $3,000,000 of common stock from time to time on the open market or in privately negotiated transactions. In fiscal 2006, the Company acquired 25,260 shares for $134,000 and in fiscal 2005; the Company acquired 60,125 shares for $566,000 under this plan. In July 2006, the Company acquired 10,000 shares valued at $101,000 in connection with the exercise of its option to acquire the URL www.yp.com as described in Note 6.

On May 25, 2007, the Company's Board of Directors terminated the May 18, 2005 stock repurchase plan and replaced it with a new plan authorizing repurchases of up to $1,000,000 of common stock from time to time on the open market or in privately negotiated transactions. This program was expanded subsequent to September 30, 2008 – see Note 17.

Dividends

During the years ended September 30, 2008 and 2007 the Company accrued dividends of $1,918 and $2,396, respectively, to holders of Series E preferred stock.

9. NET (LOSS)/INCOME PER SHARE

Net (loss)/income per share is calculated using the weighted average number of shares of common stock outstanding during the year. Preferred stock dividends are subtracted from net income to determine the amount available to common stockholders.

The following table presents the computation of basic and diluted income (loss) per share:

	Year Ended September 30, 2008	Year Ended September 30, 2007
Income (loss)	$ (1,528,772)	$ 1,753,918
Less: preferred stock dividends	(1,918)	(2,396)
Net income (loss) applicable to common stock	$ (1,530,690)	$ 1,751,522
Basic weighted average common shares outstanding:	6,231,610	5,108,551
Add incremental shares for:		
Unvested restricted stock	-	222,359
Series E convertible preferred stock	-	5,529
Outstanding warrants	-	-
Diluted weighted average common shares outstanding:	6,231,610	5,336,439
Net income (loss) per share:		
Basic	$ (0.25)	$ 0.34
Diluted	$ (0.25)	$ 0.33

The following potentially dilutive securities were excluded from the calculation of net income (loss) per share because the effects are antidilutive:

	September 30, 2008	September 30, 2007
Warrants to purchase shares of common stock	-	-
Series E convertible preferred stock	243	-
Shares of non-vested restricted stock	112,811	63,406
	113,054	63,406

10. COMMITMENTS AND CONTINGENCIES

The Company leases its office space and certain equipment under long-term operating leases expiring through fiscal year 2013. Rent expense under these leases was $819,752 and $526,617 for the years ended September 30, 2008 and 2007, respectively.

At September 30, 2008, future minimum annual lease payments under operating lease agreements for fiscal years ended September 30 are as follows:

2009	$ 801,181
2010	510,465
2011	408,065
2012	315,331
2013	78,720
Thereafter	-
	$ 2,113,763

Change in Officers and Employment Agreements

Dan Coury was terminated as our Chief Executive Officer on May 19, 2008 and, in connection with this termination he resigned as a member of our Board of Directors. Pursuant to the terms of his employment agreement dated September 19, 2006 (the "Employment Agreement"); the Company paid Mr. Coury (i) his earned but unpaid salary and vacation through May 19, 2008 and (ii) a one-time lump sum payment of $496,000 in connection with his termination. Of the 155,000 shares of restricted stock of the Company that Mr. Coury owned at the date of his departure, 111,667 shares were immediately vested and the remaining 43,333 shares were forfeited and cancelled. Mr. Coury will also be maintained on the Company's health, dental and disability benefit plans (or reimbursed for similar coverage in the event that the Company is unable to maintain him on such plans) for a period of 12 months. As required under the Employment Agreement, Mr. Coury provided the Company with a general release of any and all claims relating to his employment and/or the termination thereof in consideration of the payments described above.

On May 22, 2008, the Company's Board of Directors appointed Mr. Rajesh Navar as its chairman and Mr. Navar resigned his position as President of the Company.

On June 1, 2008, Michael Edelhart was appointed as Chief Executive Officer and to serve as a director of the Company. In exchange for his role as Chief Executive Officer, Mr. Edelhart receives compensation of $250,000 annually and will be eligible to receive a bonus of up to $60,000 per year if the Company achieves certain performance objectives established by the Company's Board of Directors and/or its Compensation Committee. During the year ended September 30, 2008, Mr. Edelhart received an option to purchase 5,000 shares of the Company's common stock that was fully vested at September 30, 2008. Subsequent to September 30, 2008, Mr. Edelhart also received an option to purchase 150,000 shares of the Company's common stock under the Company's 2003 Stock Plan. The fiscal 2009 option grant, which is subject to shareholder approval, vests in 48 equal monthly installments.

Litigation

The Company is party to certain legal proceedings incidental to the conduct of its business. Management believes that the outcome of pending legal proceedings will not, either individually or in the aggregate, have a material adverse effect on its business, financial position, and results of operations, cash flows or liquidity.

Except as described below, as of September 30, 2008, the Company was not a party to any pending material legal proceedings other than claims that arise in the normal conduct of its business. While management currently believes that the ultimate outcome of these proceedings will not have a material adverse effect on its consolidated financial condition or results of operations, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the Company's net income in the period in which a ruling occurs. The Company's estimate of the potential impact of the following legal proceedings on its financial position and its results of operation could change in the future.

The Company has not recorded any accruals pertaining to its legal proceedings as they do not meet the criteria for accrual under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies".

Joe Cunningham v. LiveDeal, Inc. et al.

On July 16,2008, Joseph Cunningham, a member of LiveDeal's Board of Directors, its former Chairman, and a former Chairman of its Audit Committee, filed a complaint with the U.S. Department of Labor's Occupational Safety and Health Administration ("OSHA") alleging that the Company and certain members of its Board of Directors had engaged in discriminatory employment practices in violation of the Sarbanes-Oxley Act of 2002's statutory protections for corporate whistleblowers when the Board of Directors removed him as Chairman on May 22, 2008. In his complaint, Mr. Cunningham asked OSHA to order his appointment as Chief Executive Officer of the Company or, in the alternative, to order his reinstatement as Chairman of the Board. Mr. Cunningham also sought back pay, special damages and litigation costs. As previously disclosed, at the time the Company received the notice, its Board of Directors had already formed a Special Committee to investigate the matters raised by Mr. Cunningham in a preliminary draft of his OSHA complaint, which his attorney provided to the Company on June 26, 2008. OSHA's and the Special Committee's investigations are ongoing as of the date of this report.

Global Education Services, Inc. v. LiveDeal, Inc.

On June 6, 2008, Global Education Services, Inc. ("GES") filed a consumer fraud class action lawsuit against the Company in King County (Washington) Superior Court. GES has alleged in its complaint that the Company's use of activator checks violated the Washington Consumer Protection Act. GES is seeking injunctive relief against the Company's use of the checks, as well as a judgment in an amount equal to three times the alleged damages sustained by GES and the members of the class. LiveDeal has denied the allegations.

Complaint filed by Illinois Attorney General against LiveDeal, Inc.

On November 12,2008, the Illinois Attorney General filed a complaint against the Company requesting money damages and injunctive relief for claims that LiveDeal employed deceptive and unfair acts and practices in violation of the Illinois Consumer Fraud and Deceptive Business Act in a telemarketing campaign that in par promoted premium Internet Yellow Page listings to Illinois consumers. Based on a preliminary investigation into the sales scripts and automated verification system utilized in the telemarketing campaign, the Company denies the allegations raised in the complaint and will vigorously defend the claim.

Other Contractual Commitments

During the third quarter of fiscal 2006, the Company entered into a contractual arrangement with a consulting firm to provide strategic and operational related consulting services. Under the terms of the agreement, the Company is obligated to make future payments through July 2009 that vary based on the Company's billed customer count subject to a minimum of $20,000 per month. Current payments are approximately $100,000 per month. Future amounts payable under this agreement have not been accrued in the accompanying consolidated financial statements as such payments are for future services.

11. PROVISION FOR INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Income taxes for years ended September 30, is summarized as follows:

		2008		2007
Current provision (benefit)	$	(470,728)	$	291,273
Deferred (benefit) provision		282,637		1,564,402
Net income tax (benefit) provision	$	(188,091)	$	1,855,675

A reconciliation of the differences between the effective and statutory income tax rates for years ended September 30, is as follows:

	2008			2007		
		Amount	Percent		Amount	Percent
Federal statutory rates	$	(583,733)	34%	$	1,227,262	34%
State income taxes		(57,707)	3%		121,282	3%
Write off of deferred tax asset related to vested restricted stock		517,547	(30)%		499,885	14%
Other		(64,198)	4%		7,246	0%
Effective rate	$	(188,091)	11%	$	1,855,675	51%

At September 30, deferred income tax assets and liabilities were comprised of:

		2008		2007
Deferred income tax asset, current:				
Book to tax differences in accounts receivable	$	884,368	$	546,145
Book to tax differences in accrued expenses		64,754		-
Total deferred income tax asset, current		949,121		546,145
Deferred incom tax asset, long-term:				
Net operating loss carryforwards		3,481,786		3,545,618
Book to tax differences for stock based compensation		204,805		951,246
Book to tax differences in intangible assets		1,342,998		121,613
Book to tax differences in depreciation		(1,166,088)		(66,833)
Total deferred income tax asset, long-term		3,863,502		4,551,644
Total deferred income tax asset	$	4,812,623	$	5,097,789

12. CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at banks in Arizona and Nevada. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 as of September 30, 2008.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily trade accounts receivable. The trade accounts receivable are due primarily from business customers over widespread geographical locations within the LEC billing areas across the United States. The Company historically has experienced significant dilution and customer credits due to billing difficulties and uncollectible trade accounts receivable. The Company estimates and provides an allowance for uncollectible accounts receivable. The handling and processing of cash receipts pertaining to trade accounts receivable is maintained primarily by three third-party billing companies. The Company is dependent upon these billing companies for collection of its accounts receivable. The net receivable due from such billing services providers represented 2%, 35% and 15%, respectively, of the Company's total net accounts receivable at September 30, 2008 and 31%, 23%, and 16%, respectively, of the Company's total net accounts receivable at September 30, 2007..

13. STOCK-BASED COMPENSATION

During the year ended September 30, 2003, the Company's board of directors and a majority of it stockholders voted to terminate the Company's 2002 Employees, Officers & Directors Stock Option Plan and approved the Company's 2003 Stock Plan. The 300,000 shares of Company common stock previously allocated to the 2002 Plan were re-allocated to the 2003 Plan. During the year ended September 30, 2004, an additional 200,000 shares were authorized by the board of directors and approved by the Company's stockholders to be issued under the 2003 Plan. All Company personnel and contractors are eligible to participate in the plan.

As of September 30, 2008, there were 586,192 shares authorized under the 2003 Plan that were granted and remain outstanding, of which 381,267 have vested and 204,925 are in the form of restricted stock. These shares of restricted stock were granted to the Company's service providers, executives and directors. Of the 204,925 shares, 176,350 shares vest on a cliff basis 3 years from the date of grant, 6,250 shares vest on a cliff basis 5 years from the date of grant, and 22,325 vest on a cliff basis 10 years from the date of grant. Certain market performance criteria may accelerate the vesting of a portion of these awards if the stock price exceeds $50 per share. As of September 30, 2008, total unrecognized compensation cost related to unvested awards was $581,709. The weighted average period over which such compensation cost is to be recognized is 1.80 years. Additionally, the Company has 22,500 shares of unvested restricted stock awards related to the LiveDeal acquisition that were issued outside of the 2003 Plan which vest in June 2010.

The following table sets forth the activity with respect to compensation-related restricted stock grants:

Outstanding (unvested) at September 30, 2006	535,607
Granted	78,500
Forfeited	(28,575)
Vested	(143,625)
Outstanding (unvested) at September 30, 2007	441,907
Granted	53,000
Forfeited	(84,169)
Vested	(183,313)
Outstanding (unvested) at September 30, 2008	227,425

The vesting of substantially all shares of restricted stock accelerates upon a change of control, as defined in the 2003 Plan. Compensation expense is determined at the date of grant, is equal to the stock price at the date of grant, and is deferred and recognized on a straight-line basis over the vesting period. The weighted-average grant-date fair value of awards issued during the years ended September 30, 2008 and 2007 was $3.30 and $7.45 per share, respectively. The weighted-average grant-date fair value of the shares outstanding is $8.32 per share.

During the years ended September 30, 2008 and 2007 the Company recognized compensation expense of $788,431 and $1,480,632, respectively, under the 2003 Plan and other restricted stock issuances.

During the year ended September 30, 2008, the Company's Chief Executive Officer received an option to purchase 5,000 shares of the Company's common stock that was fully vested at September 30, 2008. The Company recognized compensation expense of $10,155 during the year ended September 30, 2008 based on the grant date fair value of the award using the Black Scholes option pricing model with the following assumptions:

Volatility	95.9%
Risk-free interest rate	2.2%
Expected term	5.0 years

The volatility used was based on historical volatility of the Company's common stock, which management considers to be the best indicator of expected future volatility. The risk free interest rate was determined based on treasury securities with maturities equal to the expected term of the underlying award. The expected term was determined based on the simplified method outlined in Staff Accounting Bulletin No. 107.

There was no unrecognized stock compensation associated with stock option awards as all awards were fully vested at September 30, 2008. The following summarizes stock option activity:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at September 30, 2007	-				
Granted at market price	5,000	$ 2.78	$ 2.03		
Exercised	-	$ -			
Cancelled	-	$ -			
Outstanding at September 30, 2008	5,000			9.8	$ -
Exercisable	5,000	$ 2.78		9.8	$ -

Upon the exercise of stock options, the Company may issue new shares or, if circumstances permit, issue shares held as treasury stock.

14. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) profit sharing plan for its employees and service providers who are eligible to participate in the plan upon reaching age 21 and completion of three months of service. The Company made contributions of $109,919 and $34,159 to the plan for the years ended September 30, 2008 and 2007, respectively.

15. OTHER INCOME (EXPENSE)

There were no significant items in other income (expense) in the year ended September 30, 2008.

16. SEGMENT REPORTING

The Company operates one reportable segment – online marketplace and Yellow Page services.

At September 30, 2008 and 2007, the Company's long-lived assets included property and equipment with a net book value of $136,451 and $205,743, respectively that reside in the Philippines. All other long-lived assets reside in the United States.

17. SUBSEQUENT EVENTS

On November 5, 2008, the Company entered into an agreement to sell its Internet domain name "www.yp.com" to YellowPages.com for a cash payment of $3,850,000. The Company's primary source of ongoing revenues is the sale of Internet Advertising Packages, which targeted users of its www.yp.com property. The Company is in the process of transitioning these customers to advertising on www.livedeal.com and are hopeful that any loss of customers resulting from its divestiture of www.yp.com will not be significant or adversely impact our future revenues. However, certain customers may cancel their service in response to this transition, and there can be no assurance that such cancellations will not have an adverse effect on the Company's financial condition or results of operations.

Subsequent to year-end, the Company acquired an additional 317,004 shares of its common stock at an aggregate cost of $487,480. The repurchase plan was increased by another $500,000 on October 23, 2008. These shares were subsequently retired.

On November 30, 2008, each of the following agreements was terminated pursuant to notices of termination delivered to the Company by its respective counterparties:

- Fulfillment and Marketing Agreement dated October 10, 2007, by and between the Company and Sharednet.
- Fulfillment and Marketing Agreement dated October 16, 2007, by and between the Company and OneSource Web Hosting.
- Fulfillment and Marketing Agreement dated October 10,2007, by and between the Company and Blabble Networks.

Under the agreements, the Company provided certain fulfillment and directory services to the customers of Sharednet, OneSource Web Hosting and Blabble Networks, respectively (collectively, the "Wholesalers"). In exchange for such services, the Wholesalers remitted all related fees collected (less their 10% commission) to the Company. Such fees accounted for approximately $5.3 million, or 18%, of the Company's net revenues in fiscal 2008. The agreements accounted for 12,000 of the Company's 65,000 customers.

In their notices of termination, the Wholesalers claimed that the Company breached the agreements by not providing proper customer support services. The Company did not incur any material early termination penalties in connection with the terminations described above.

18. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial information for 2008 and 2007 follows:

	Quarter Ended			
	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008
Net revenues	$ 7,068,888	$ 6,637,785	$ 5,812,141	$ 5,764,347
Gross profit	6,063,339	5,532,096	4,682,770	4,604,243
Net income (loss)	326,092	3,338	(1,580,697)	(277,505)
Earnings per share information:				
Basic income per share	$ 0.05	$ -	$ (0.25)	$ (0.04)
Diluted income per share	$ 0.05	$ -	$ (0.25)	$ (0.04)

	Quarter Ended			
	December 31, 2006 (as restated)	March 31, 2007 (as restated)	June 30, 2007 (as restated)	September 30, 2007
Net revenues	$ 7,123,683	$ 6,106,544	$ 5,989,437	$ 7,120,697
Gross profit	6,012,813	5,148,835	5,113,544	5,860,893
Net income	485,198	626,262	266,405	376,053
Earnings per share information:				
Basic income per share	$ 0.11	$ 0.14	$ 0.05	$ 0.06
Diluted income per share	$ 0.11	$ 0.13	$ 0.05	$ 0.06

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered in this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the required time periods and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting.

In our efforts to continuously improve our internal controls, we have made some improvements to our internal control structure effective for the preparation of our financial statements for the year ended September 30, 2008, including the adoption of a formal accounting policies and procedures manual, and increased documentation surrounding certain authorization and review controls.

Management's Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control — Integrated Framework. Based on our assessment using those criteria, our management concluded that our internal control over financial reporting was effective as of September 30, 2008.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report. Accordingly, our management's assessment of the effectiveness of our internal control over financial reporting as of September 30, 2008 has not been audited by our auditors, Mayer Hoffman McCann P.C. or any other independent registered accounting firm.

ITEM 9B. Other Information

On November 30, 2008, each of the following agreements was terminated pursuant to notices of termination delivered to the Company by its respective counterparties:

- Fulfillment and Marketing Agreement dated October 10, 2007, by and between the Company and Sharednet.
- Fulfillment and Marketing Agreement dated October 16, 2007, by and between the Company and OneSource Web Hosting.
- Fulfillment and Marketing Agreement dated October 10,2007, by and between the Company and Blabble Networks.

Under the agreements, the Company provided certain fulfillment and directory services to the customers of Sharednet, OneSource Web Hosting and Blabble Networks, respectively (collectively, the "Wholesalers"). In exchange for such services, the Wholesalers remitted all related fees collected (less their 10% commission) to the Company. Such fees accounted for approximately $5.3 million, or 18%, of the Company's net revenues in fiscal 2008. The agreements accounted for 12,000 of the Company's 65,000 customers.

In their notices of termination, the Wholesalers claimed that the Company breached the agreements by not providing proper customer support services. The Company did not incur any material early termination penalties in connection with the terminations described above.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K because we will file our definitive Proxy Statement for our 2009 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A of the Exchange Act (the "2009 Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Annual Report. Certain information included in the 2009 Proxy Statement is incorporated herein by reference.

ITEM 10. Directors, Executive Officers and Corporate Governance

The information required by this Item will be disclosed in our 2009 Proxy Statement and is incorporated herein by reference.

The Company has adopted a Code of Ethics that applies to its officers, directors and employees.

ITEM 11. Executive Compensation

The information required by this Item will be disclosed in our 2009 Proxy Statement and is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be disclosed in our 2009 Proxy Statement and is incorporated herein by reference.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be disclosed in our 2009 Proxy Statement and is incorporated herein by reference.

ITEM 14. Principal Accountant Fees and Services

The information required by this Item will be disclosed in our 2009 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. Exhibits and Financial Statement Schedule

(1) Financial Statements are listed on the Index to Consolidated Financial Statements on page 40 of this Annual Report.
(2) The following represents financial statement schedules required to be filed with this Annual Report:

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SCHEDULE

To the Stockholders and Board of Directors

LIVEDEAL, INC. AND SUBSIDIARIES

We have audited the consolidated financial statements of *LiveDeal, Inc. and Subsidiaries* as of September 30, 2008 and 2007 and for the years then ended and have issued our report thereon dated December 22, 2008. Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information included in the accompanying Schedule II–Valuation and Qualifying Accounts is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a required part of the basic consolidated financial statements. Such information for the years ended September 30, 2008 and 2007 has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

MAYER HOFFMAN MCCANN P.C.
Phoenix, Arizona
December 22, 2008

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions/Writeoffs	Balance at End of Period
Allowance for dilution and fees on amounts due from billing aggregators					
Year ended September 30, 2007	$ 2,465,423	$ 5,183,515	$	$ (5,760,208)	$ 1,888,730
Year ended September 30, 2008	$ 1,888,730	$ 3,999,980	$	$ (4,113,434)	$ 1,775,276
Allowance for customer refunds					
Year ended September 30, 2007	$ 803,526	$ 2,281,995	$	$ (2,512,453)	$ 573,068
Year ended September 30, 2008	$ 573,068	$ 3,357,512	$	$ (3,502,311)	$ 428,269

(3) The following exhibits are filed with or incorporated by reference into this Annual Report.

Exhibit Number	Description	Previously Filed as Exhibit	File Number	Date Previously Filed
3.1	Amended and Restated Articles of Incorporation	Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on August 15, 2007	000-24217	8/15/07
3.2	Amended and Restated Bylaws	Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2007	00-24217	12/20/07
10.1	LiveDeal, Inc. Amended and Restated 2003 Stock Plan*	Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2007	00-24217	12/20/07
10.2	Form of 2003 Stock Plan Restricted Stock Agreement*	Exhibit 10 to the Registrant's Quarterly Report on Form 10-QSB for the fiscal quarter ending March 31, 2005	000-24217	5/16/05
10.3	Form of 2003 Stock Plan Stock Option Agreement*	Attached hereto	-	-
10.4	Standard Industrial/Commercial Multi-Tenant Lease for Mesa facility, dated June 1, 1998, between the Registrant and Art Grandlich, d/b/a McKellips Corporate Square	Exhibit 10.5 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1999	000-24217	9/19/00
10.4.1	Amendment No. 1 to Standard Industrial/Commercial Multi-Tenant Lease for Mesa facility, dated August 17, 1998, between the Registrant and Arthur Grandlich, d/b/a McKellips Corporate Square	Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2006	000-24217	12/29/06
10.4.2	Amendment No. 2 to Standard Industrial/Commercial Multi-Tenant Lease for Mesa facility, dated January 7, 2003, between the Registrant and Arthur Grandlich, d/b/a McKellips Corporate Square	Exhibit 10.14 to Amendment No. 2 to the Registrant's Annual Report on Form 10-KSB/A for the fiscal year ended September 30, 2002	000-24217	7/8/03
10.4.3	Amendment No. 3 to Standard Industrial/Commercial Multi-Tenant Lease for Mesa facility, dated March 23, 2006, between the Registrant and J3 Harmon, LLC, successor in interest to The Estate of Arthur Grandlich	Exhibit 10.4.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2006	000-24217	12/29/06
10.4.4	Amendment No. 4 to Standard Industrial/Commercial Multi-Tenant Lease for Mesa facility, dated April 12, 2006, between the Registrant and J3 Harmon, LLC, successor in interest to The Estate of Arthur Grandlich	Exhibit 10.4.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2006	000-24217	12/29/06

10.5	Standard Industrial Lease for Nevada facility, dated September 3, 2003, between the Registrant and Tomorrow 33 Convention, LP	Exhibit 10.4 to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2003	000-24217	12/31/03
10.6	Amendment No. 1 to Standard Industrial Lease for Nevada facility, dated October 4, 2006, between the Registrant and Tomorrow 33 Convention, LP	Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2006	000-24217	12/29/06
10.7	Employment Agreement, dated September 19, 2006, between the Registrant and Gary L. Perschbacher*	Exhibit 10.10 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2006	000-24217	12/29/06
10.8	Employment Agreement, dated February 6, 2006, between the Registrant and John Raven*	Exhibit 10.1 to the Registrant's Current Report on Form 8-K	000-24217	2/21/06
10.8.1	First Amendment to Employment Agreement, dated September 19, 2006, between the Registrant and John Raven*	Exhibit 10.13.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2006	000-24217	12/29/06

10.9	Master Services Agreement, dated August 1, 2002, between the Registrant and eBillit, Inc.	Exhibit 10.24 to Amendment No. 1 to the Registrant's Quarterly Report on Form 10-QSB/A for the fiscal quarter ended March 31, 2003	000-24217	7/8/03
10.10	Billings and Related Services Agreement, dated September 1, 2001, between the Registrant and ACI Communications, Inc.	Exhibit 10.33 to Amendment No. 2 to the Registrant's Annual Report on Form 10-KSB/A for the fiscal year ended September 30, 2002	000-24217	7/8/03
10.11	Asset Purchase Agreement dated as of July 10, 2007, relating to the Registrant's acquisition of the assets of Oncall Subscriber Management Inc.	Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 16, 2007	000-24217	7/16/07
10.12	Escrow Agreement dated as of July 10, 2007, relating to the Registrant's acquisition of the assets of Oncall Subscriber Management Inc.	Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on July 16, 2007	000-24217	7/16/07
10.13	Amended and Restated Employment Agreement, dated October 1, 2008, between the Registrant and Michael Edelhart*	Attached hereto		
10.14	Non-Qualified Stock Option Agreement, dated November 10, 2008, between the Registrant and Michael Edelhart	Attached hereto		
14	Code of Business Conduct and Ethics, Adopted December 31, 2003	Exhibit 14 to the Registrant's Quarterly Report on Form 10-QSB for the period ended March 31, 2004	000-24217	5/13/04
21	Company Subsidiaries	Attached hereto		
23	Consent of Mayer Hoffman McCann P.C.	Attached hereto		
31	Certifications pursuant to SEC Release No. 33-8238, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Attached hereto		
32	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Attached hereto		

* Management contract or compensatory plan or arrangement

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 29, 2008

/s/Michael Edelhart
Michael Edelhart
Chief Executive Officer

BOARD OF DIRECTORS

Signature	Title	Date
/s/ Michael Edelhart Michael Edelhart	Chief Executive Officer *(Principal Executive Officer)*	December 29, 2008
/s/ Gary L. Perschbacher Gary L. Perschbacher	Chief Financial Officer *(Principal Financial Officer and Principal Accounting Officer)*	December 29, 2008
/s/ Richard D. Butler. Richard D. Butler	Director	December 29, 2008
/s/ Sheryle Bolton Sheryle Bolton	Director	December 29, 2008
/s/ Thomas Clarke, Jr. Thomas Clark, Jr	Director	December 29, 2008
Joseph Cunningham	Director	[Date Blank]
/s/ John Evans. John Evans	Director	December 29, 2008
/s/ Greg LeClaire Greg LeClaire	Director	December 29, 2008
/s/ Rajesh Navar Rajesh Navar	Chairman of the Board	December 29, 2008
/s/ Richard Sommer Richard Sommer	Director	December 29, 2008

Exhibit 10.3

LIVEDEAL, INC.
AMENDED AND RESTATED 2003 STOCK PLAN
NOTICE OF STOCK OPTION AWARD

Optionee's Name and Address: ______________________

____

____

You have been granted an option to purchase shares of Common Stock of LiveDeal, Inc. (the "Company"), subject to the terms and conditions of this Notice of Stock Option Award (the "Notice"), the Company's Amended and Restated 2003 Stock Plan (the "Plan") and the Stock Option Award Agreement (the "Option Agreement") attached hereto, as follows:

Award Number:	______________________
Date of Grant:	______________________
Vesting Commencement Date:	______________________
Exercise Price per Share:	$ ______________________
Total Number of Shares of Common Stock Subject to the Option (the "Stock"):	______________________
Total Exercise Price:	$ ______________________
Type of Option (Check one):	☐ Non-Qualified Stock Option ☐ Incentive Stock Option
Expiration Date:	______________________

Vesting Schedule:

Subject to Optionee's continuous service and other limitations set forth in this Notice, the Plan and the Option Agreement, the Option may be exercised, in whole or in part, in accordance with the following schedule:

DATE	PERCENTAGE OF OPTION THAT IS EXERCISABLE

IN WITNESS WHEREOF, the Company and the Optionee have executed this Notice and agree that the Option is to be governed by the terms and conditions of this Notice, the Plan, and the Option Agreement.

LIVEDEAL, INC.

By: Michael Edelhart
Its: CEO

THE OPTIONEE ACKNOWLEDGES AND AGREES THAT THE SHARES SUBJECT TO THE OPTION SHALL VEST, IF AT ALL, ONLY DURING THE PERIOD OF OPTIONEE'S CONTINUOUS SERVICE OR EMPLOYMENT, AS APPLICABLE, (NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THE OPTION OR ACQUIRING SHARES HEREUNDER). THE OPTIONEE FURTHER ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS NOTICE, THE OPTION AGREEMENT, OR THE COMPANY'S 2007 STOCK INCENTIVE PLAN SHALL CONFER UPON THE OPTIONEE ANY RIGHT WITH RESPECT TO CONTINUATION OF OPTIONEE'S CONTINUOUS SERVICE OR EMPLOYMENT, NOR SHALL IT INTERFERE IN ANY WAY WITH THE OPTIONEE'S RIGHT OR THE COMPANY'S RIGHT TO TERMINATE OPTIONEE'S CONTINUOUS SERVICE OR EMPLOYMENT, WITH OR WITHOUT CAUSE.

The Optionee acknowledges receipt of a copy of the Plan and the Option Agreement, and represents that he, she, or it is familiar with the terms and provisions thereof, and hereby accepts the Option subject to all of the terms and provisions hereof and thereof. The Optionee has reviewed this Notice, the Plan, and the Option Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Notice, and fully understands all provisions of this Notice, the Plan and the Option Agreement. The Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Committee or Board of the Company upon any questions arising under this Notice, the Plan or the Option Agreement. The Optionee further agrees to notify the Company upon any change in the residence address indicated in this Notice.

Dated: ______________________ Signed: ______________________
Optionee

Award Number ______

LIVEDEAL, INC.
AMENDED AND RESTATED 2003 STOCK PLAN
NON-QUALIFIED STOCK OPTION AGREEMENT

RECITALS

A. The Board of Directors of the Company ("Board") has adopted the Plan to promote the success, and enhance the value the Company by linking the personal interests of its employees and non-employee service providers to those of Company stockholders and to provide flexibility to the Company in its ability to motivate, attract, and retain the services of its employees and non-employee service providers upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

B. The Board has approved the granting of options to Optionee pursuant to the Plan, the Notice of Stock Option Award ("Notice") attached hereto, and this Agreement to provide an incentive to Optionee to focus on the long-term growth of the Company. All capitalized terms set forth in this Stock Option Award Agreement that are not otherwise defined, will have the meaning ascribed to them in the Plan or Notice, as applicable.

1. Grant of Option. The Company hereby grants to Optionee the right and option (hereinafter referred to as the "Option") to purchase an aggregate of the number of shares as set forth in the Notice (such number being subject to adjustment as provided in paragraph 10 hereof and Article 11 of the Plan) of the common stock of the Company (the "Stock") on the terms and conditions herein set forth. This Option may be exercised in whole or in part and from time to time as hereinafter provided. If designated in the Notice as an "Incentive Stock Option", the Option is intended to qualify as an Incentive Stock Option as defined in Section 422 of the the Internal Revenue Code of 1986, as amended (the "Code").

2. Vesting of Option. Subject to the provisions set forth in this Agreement and the Plan, the Option shall vest and become exercisable in accordance with the vesting schedule set forth in the Notice.

3. Purchase Price. The price at which Optionee shall be entitled to purchase the Stock covered by the Option shall be the per share price as set forth in the Notice, which the Committee has determined to be the Fair Market Value as of the Grant Date.

4. Term of Option. The Option granted under this Agreement shall expire, unless otherwise exercised, ten years from the Grant Date ("Expiration Date"), subject to earlier termination as provided in paragraph 8 hereof.

5. Exercise of Option. The Option may be exercised by Optionee as to all or any part of the Stock then vested by delivery to the Company of written notice of exercise in the form attached hereto as Exhibit A ("Exercise Notice") and payment of the purchase price as provided in paragraphs 6 and 7 hereof.

6. Method of Exercising Option. Subject to the terms and conditions of this Agreement, the Option may be exercised by timely delivery of written notice to the Company or the brokerage firm or firms approved by the company to facilitate exercises and sales under the Plan, which notice shall be effective on the date received by the Company or the brokerage firm or firms ("Effective Date"). The notice shall state Optionee's election to exercise the Option, the number of shares in respect of which an election to exercise has been made, the method of payment elected (see paragraph 7 hereof), the exact name or names in which the shares will be registered and the Social Security number of Optionee. Such notice shall be signed by Optionee and shall be accompanied by payment of the purchase price of such shares. In the event the Option shall be exercised by a person or persons other than Optionee pursuant to paragraph 8 hereof, such notice shall be signed by such other person or persons and shall be accompanied by proof acceptable to the Company of the legal right of such person or persons to exercise the Option. All shares delivered by the Company upon exercise of the Option shall be fully paid and nonassessable upon delivery. In the event the Stock purchasable pursuant to the exercise of the Option has not been registered under the Securities Act of 1933, as amended, at the time the Option is exercised, the Optionee shall, if requested by the Company, concurrently with the exercise of all or any portion of the Option, deliver to the Company his or her Investment Representation Statement in the form attached hereto as Exhibit B.

7. Method of Payment for Options. Payment for shares purchased upon the exercise of the Option shall be made by Optionee in cash, previously-acquired Stock held for more than six months, promissory note net issuance, property (including broker-assisted arrangements) or other forms of payment permitted by the Committee and communicated to Optionee in writing prior to the date Optionee exercises all or any portion of the Option.

8. Termination of Employment or Service.

8.1 General. If the Optionee's employment or service is terminated for any reason other than Cause, death or Disability, then the Optionee may at any time within 90 days after the effective date of termination of employment or service exercise the vested portion of the Option to the extent that the Optionee was entitled to exercise the Option at the date of termination. Upon the Optionee's termination of employment or service with the Company for any reason, the non-vested portion of the Option will lapse upon the date of such termination. In no event shall the Option be exercisable after the Expiration Date. If the Company terminates the Optionee's employment or service for Cause, any and all Options then held by the Optionee (both exercisable and not exercisable) shall lapse.

8.2 Death or Disability of Optionee. In the event of the death or Disability (as that term is defined in the Plan) of Optionee within a period during which the Option, or any part thereof, could have been exercised by Optionee, including 90 days after termination of employment or service (the "Option Period"), the Option shall lapse unless it is exercised within the Option Period and in no event later than one year after the date of Optionee's death or Disability by Optionee or Optionee's legal representative or representatives in the case of a Disability or, in the case of death, by the person or persons entitled to do so under Optionee's last will and testament or if Optionee fails to make a testamentary disposition of such Option or shall die intestate, by the person or persons entitled to receive such Option under the applicable laws of descent and distribution. An Option may be exercised following the death or Disability of Optionee only if the Option was exercisable by Optionee immediately prior to his death or Disability. In no event shall the Option be exercisable after the Expiration Date. The Committee shall have the right to require evidence satisfactory to it of the rights of any person or persons seeking to exercise the Option under this paragraph 8 to exercise the Option.

9. <u>Prohibited Activity</u>

9.1 **General**. If the Optionee engages in any "Prohibited Activity", this Option Agreement will terminate effective as of the date on which the Optionee first engages in such activity, unless sooner terminated under the Plan or this Option Agreement. In addition, if the Optionee has exercised all or any portion of the Option within the period beginning 365 days prior to the Optionee first engaging in the Prohibited Activity, any "Option Gain" shall be paid by the Optionee to the Company.

9.2 **Defined**. For purposes of this provision, the term Prohibited Activity shall include:

(a) conduct related to the Optionee's employment or services for which either civil or criminal penalties against the Optionee may be sought;

(b) violation of Company policies, including, without limitation, the Company's insider trading policy;

(c) accepting employment with or serving as a consultant, advisor, or in any other capacity to an employer that is in competition with or acting against the interests of the Company, including employing or recruiting any present, former, or future employee of the Company; or

(d) disclosing or misusing any confidential information or material concerning the Company.

9.3 **Option Gain**. For purposes of this provision, the term Option Gain shall mean any gain represented by the closing market price per share of Stock on the date of such exercise(s) over the exercise price per share, multiplied by the number of shares of Stock subject to the Option exercise, without regard to any subsequent market price decrease or increase.

9.4 **Consent**. By accepting this Option, the Optionee consents to a deduction from any amounts the Company owes the Optionee from time to time (including amounts owed to the Optionee as wages or other compensation, fringe benefits, or vacation pay, as well as any other amounts owed to the Optionee by the Company), to the extent of any amounts the Optionee is obligated to pay the Company under 9.1 above. Whether or not the Company elects to make any set-off in whole or in part, if the Company does not recover by means of set-off the full amounts the Optionee owes it, calculated as set forth above, the Optionee agrees to pay immediately the unpaid balance to the Company.

9.5 Release. The Optionee may be released from the Optionee's obligations under paragraph 1 above only if the Committee determines that, in its sole discretion, such action is in the best interests of the Company.

10. Nontransferability. The Option granted by this Agreement shall be exercisable only during the term of the Option provided in paragraph 4 hereof and, except as provided in paragraph 8 above, only by Optionee during his lifetime and while in the employment or service of the Company. Except as otherwise provided by the Committee, this Option shall not be transferable by Optionee or any other person claiming through Optionee, either voluntarily or involuntarily, except by will or the laws of descent and distribution or such other circumstances as the Committee deems acceptable pursuant to Section 10.5 of the Plan.

11. Adjustments in Number of Shares and Option Price. In the event of a stock dividend or in the event the Stock shall be changed into or exchanged for a different number or class of shares of stock of the Company or of another corporation, whether through reorganization, recapitalization, stock split-up, combination of shares, merger or consolidation, the Committee has the authority to substitute for each such remaining share of Stock then subject to this Option the number and class of shares of stock into which each outstanding share of Stock shall be so exchanged, all without any change in the aggregate purchase price for the shares then subject to the Option, all as set forth in Article 11 of the Plan.

12. Delivery of Shares. No shares of Stock shall be delivered upon exercise of the Option until (i) the purchase price shall have been paid in full in the manner herein provided (unless a net issuance strategy is implemented); (ii) applicable taxes required to be withheld have been paid or withheld in full; and (iii) approval of any governmental authority required in connection with the Option, or the issuance of shares thereunder, has been received by the Company.

13. Definitions; Copy of Plan. To the extent not specifically provided herein, all capitalized terms used in this Agreement shall have the same meanings ascribed to them in the Plan. By the execution of this Agreement, Optionee acknowledges receipt of a copy of the Plan.

14. Administration. This Agreement shall at all times be subject to the terms and conditions of the Plan and the Plan shall in all respects be administered by the Committee in accordance with the terms of and as provided in the Plan. The Committee shall have the sole and complete discretion with respect to all matters reserved to it by the Plan and decisions of the majority of the Committee with respect thereto and to this Agreement shall be final and binding upon Optionee and the Company. In the event of any conflict between the terms and conditions of this Agreement and the Plan, the provisions of the Plan shall control.

15. Continuation of Employment or Service. This Agreement shall not be construed to confer upon Optionee any right to continue in the employment or service of the Company and shall not limit the right of the Company, in its sole discretion, to terminate the employment or service of Optionee at any time.

16. <u>Obligation to Exercise</u>. Optionee shall have no obligation to exercise any option granted by this Agreement.

17. <u>Governing Law</u>. This Agreement shall be interpreted and administered under the laws of the State of Nevada.

18. <u>Amendments</u>. This Agreement may be amended only by a written agreement executed by the Company and Optionee.

IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its duly authorized representative and Optionee has signed this Agreement as of the date first written above.

LIVEDEAL, INC.

____
By: Michael Edelhart
Its: Chief Executive Officer

ACCEPTED AND AGREED TO:

____
Optionee

EXHIBIT A

LIVEDEAL, INC.

AMENDED AND RESTATED 2003 STOCK PLAN

EXERCISE NOTICE

LiveDeal, Inc.

____

____

Attention: Secretary

1. Effective as of today, ____________, ___ the undersigned (the "Optionee") hereby elects to exercise the Optionee's option to purchase __________ shares of the Common Stock (the "Shares") of LiveDeal, Inc. (the "Company") under and pursuant to the Company's Amended and Restated 2003 Stock Plan (the "Plan") and the [ ] Incentive [ ] Non-Qualified Stock Option Award Agreement (the "Option Agreement") and Notice of Stock Option Award (the "Notice") dated ____________, ________.

2. Representations of the Optionee. The Optionee acknowledges that the Optionee has received, read and understood the Notice, the Plan and the Option Agreement and agrees to abide by and be bound by their terms and conditions.

3. Rights as Stockholder. Until the stock certificate evidencing such Shares is issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Shares, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such stock certificate promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in of the Plan.

4. Delivery of Payment. The Optionee herewith delivers to the Company the full Exercise Price for the Shares in the form(s) provided for in the Option Agreement.

5. Tax Consultation. The Optionee understands that the Optionee may suffer adverse tax consequences as a result of the Optionee's purchase or disposition of the Shares. The Optionee represents that the Optionee has consulted with any tax consultants the Optionee deems advisable in connection with the purchase or disposition of the Shares and that the Optionee is not relying on the Company for any tax advice.

6. Taxes. The Optionee agrees to satisfy all applicable foreign, federal, state and local income and employment tax withholding obligations and herewith delivers to the Company the full amount of such obligations or has made arrangements acceptable to the Company to satisfy such obligations. In the case of an Incentive Stock Option, the Optionee also agrees, as partial consideration for the designation of the Option as an Incentive Stock Option, to notify the Company in writing within thirty (30) days of any disposition of any shares acquired by exercise of the Option if such disposition occurs within two (2) years from the Award Date or within one (1) year from the date the Shares were transferred to the Optionee. If the Company is required to satisfy any foreign, federal, state or local income or employment tax withholding obligations as a result of such an early disposition, the Optionee agrees to satisfy the amount of such withholding in a manner that the Administrator prescribes.

7. Restrictive Legends. The Optionee understands and agrees that the Company shall cause the legends set forth below or legends substantially equivalent thereto, to be placed upon any certificate(s) evidencing ownership of the Shares together with any other legends that may be required by the Company or by state or federal securities laws:

> THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR, IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE THEREWITH.

8. Successors and Assigns. The Company may assign any of its rights under this Exercise Notice to single or multiple assignees, and this agreement shall inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer herein set forth, this Exercise Notice shall be binding upon the Optionee and his or her heirs, executors, administrators, successors and assigns.

9. Headings. The captions used in this Exercise Notice are inserted for convenience and shall not be deemed a part of this agreement for construction or interpretation.

10. Interpretation. Any dispute regarding the interpretation of this Exercise Notice shall be submitted by the Optionee or by the Company forthwith to the Committee, which shall review such dispute at its next regular meeting. The resolution of such a dispute by the Committee shall be final and binding on all persons.

11. Governing Law; Severability. This Exercise Notice is to be construed in accordance with and governed by the internal laws of the State of Arizona without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of Arizona to the rights and duties of the parties. Should any provision of this Exercise Notice be determined by a court of law to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable.

12. Notices. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit in the United States mail by certified mail, with postage and fees prepaid, addressed to the other party at its address as shown below beneath its signature, or to such other address as such party may designate in writing from time to time to the other party.

13. Further Instruments. The parties agree to execute such further instruments and to take such further action as may be reasonably necessary to carry out the purposes and intent of this agreement.

14. Entire Agreement. The Notice, the Plan and the Option Agreement are incorporated herein by reference and together with this Exercise Notice constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and the Optionee with respect to the subject matter hereof, and may not be modified adversely to the Optionee's interest except by means of a writing signed by the Company and the Optionee.

Submitted by:	Accepted by:
OPTIONEE:	LIVEDEAL, INC.
	By: ______________________
______________________ (Signature)	Title: ______________________
Address:	Address:
______________________	LiveDeal, Inc.
______________________	______________________
	______________________

EXHIBIT B

LIVEDEAL, INC.

AMENDED AND RESTATED 2003 STOCK PLAN

INVESTMENT REPRESENTATION STATEMENT

OPTIONEE:	______________________________
COMPANY:	LIVEDEAL, INC.
SECURITY:	COMMON STOCK
AMOUNT:	______________________________
DATE:	______________________________

In connection with the purchase of the above-listed Securities, the undersigned Optionee represents to the Company the following:

Optionee is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Securities. Optionee is acquiring these Securities for investment for Optionee's own account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

Optionee acknowledges and understands that the Securities constitute "restricted securities" under the Securities Act and have not been registered under the Securities Act in reliance upon a specific exemption therefrom, which exemption depends upon among other things, the bona fide nature of Optionee's investment intent as expressed herein. Optionee further understands that the Securities must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Optionee further acknowledges and understands that the Company is under no obligation to register the Securities. Optionee understands that the certificate evidencing the Securities will be imprinted with a legend which prohibits the transfer of the Securities unless they are registered or such registration is not required in the opinion of counsel satisfactory to the Company.

Optionee is familiar with the provisions of Rule 701 and Rule 144, each promulgated under the Securities Act, which, in substance, permit limited public resale of "restricted securities" acquired, directly or indirectly from the issuer thereof, in a non-public offering subject to the satisfaction of certain conditions. Rule 701 provides that if the issuer qualifies under Rule 701 at the time of the grant of the Option to the Optionee, the exercise will be exempt from registration under the Securities Act. In the event the Company becomes subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, ninety (90) days thereafter (or such longer period as any market stand-off agreement may require) the Securities exempt under Rule 701 may be resold, subject to the satisfaction of certain of the conditions specified by Rule 144, including: (1) the resale being made through a broker in an unsolicited "broker's transaction" or in transactions directly with a market maker (as said term is defined under the Securities Exchange Act of 1934); and, in the case of an affiliate, (2) the availability of certain public information about the Company, (3) the amount of Securities being sold during any three month period not exceeding the limitations specified in Rule 144(e), and (4) the timely filing of a Form 144, if applicable.

In the event that the Company does not qualify under Rule 701 at the time of grant of the Option, then the Securities may be resold in certain limited circumstances subject to the provisions of Rule 144, which requires the resale to occur not less than one year after the later of the date the Securities were sold by the Company or the date the Securities were sold by an affiliate of the Company, within the meaning of Rule 144; and, in the case of acquisition of the Securities by an affiliate, or by a non-affiliate who subsequently holds the Securities less than two years, the satisfaction of the conditions set forth in sections (1), (2), (3) and (4) of the paragraph immediately above.

Optionee further understands that in the event all of the applicable requirements of Rule 701 or 144 are not satisfied, registration under the Securities Act, compliance with Regulation A, or some other registration exemption will be required; and that, notwithstanding the fact that Rules 144 and 701 are not exclusive, the Staff of the Securities and Exchange Commission has expressed its opinion that persons proposing to sell private placement securities other than in a registered offering and otherwise than pursuant to Rules 144 or 701 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales, and that such persons and their respective brokers who participate in such transactions do so at their own risk. Optionee understands that no assurances can be given that any such other registration exemption will be available in such event.

Optionee represents that he or she is a resident of the state of ________________.

Optionee:

____

Date: ______________________________

Exhibit 10.13

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT ("**Agreement**") is made and entered into effective as of October 1, 2008 ("**Effective Date**") by and between LiveDeal, Inc., a Nevada corporation (the "**Company**") and Mike Edelhart ("**Executive**").

In consideration of the mutual promises, covenants and agreements herein contained, intending to be legally bound, the parties agree as follows:

1. Employment. The Company hereby agrees to employ Executive, and Executive hereby agrees to serve, subject to the provisions of the Agreement, as an employee of the Company in the position of Chief Executive Officer. Executive will perform all services and acts reasonably necessary to fulfill the duties and responsibilities of his position and will render such services on the terms set forth herein and will report to the Company's Board of Directors (the "**Board**"). During the Term (as defined below), should Executive continue to serve as a member of the Board, he will not be entitled to receive compensation for his Board service. In addition, Executive will have such other executive and managerial powers and duties with respect to the Company as may reasonably be assigned to him by the Board, to the extent consistent with his position and status as set forth above. Executive is obligated to devote his full time, attention and energies to perform the duties assigned hereunder as Chief Executive Officer, and Executive agrees to perform such duties diligently, faithfully and to the best of his abilities. Notwithstanding the foregoing, Company acknowledges and agrees that during the Term, Executive shall have the right to have a "financial interest" in or serve as a consultant, officer or director of any non-competing business; provided that Executive agrees that engaging in such outside activities shall not interfere with the performance of Executive's full-time duties hereunder. Executive acknowledges that any such outside activities that involve an entity other than the Company or its subsidiaries will involve an entity independent of the Company and any actions or decisions Executive takes or makes on behalf of such entity will not be imputed to the Company or its subsidiaries.

2. Term. This Agreement is for a three-year period (the "**Term**") commencing on the Effective Date hereof and terminating on the third anniversary of the Effective Date, or upon the date of termination of employment pursuant to Section 7 of this Agreement; provided, however, that the Term may be extended as mutually agreed to by the parties.

3. Place of Performance. Executive may perform his duties and conduct his business on behalf of the Company at either the Company's offices in Las Vegas, Nevada or Santa Clara, CA or at remote locations of his choosing by telecommuting; provided that such practice shall not substantially interfere with the performance of Executive's duties hereunder.

4. Compensation.

(a) Salary. Executive shall be paid a salary at the annual rate of $250,000 (the "Salary"), payable in accordance with the Company's regular payroll practices.

(b) Performance Bonuses. Executive will be entitled to receive up to $60,000 per year of a performance bonus in the event the Company reaches certain performance measures established by the Compensation Committee of the Board or the entire Board. All bonuses payable under this Section 4(b) will be subject to all applicable withholdings, including taxes.

(c) Stock Option. The Company will grant to Executive upon execution of this Agreement and subject to shareholder approval (the "**Grant Date**") an option to purchase from the Company for cash all or any part of an aggregate of 150,000 shares of the Company's common stock (the "**Option**") at the then-current market price of the Company's common stock pursuant to the Company's 2003 Stock Plan and the Company's standard form of Non-Qualified Stock Option Agreement. The Option granted under this Agreement is not intended to be an "incentive stock option" under Section 422 of the Internal Revenue Code of 1986, as amended. So long as Executive continues to be a service provider to the Company as an employee in accordance with this Agreement, the Option will vest and be exercisable according to the following schedule: one forty eighth (1/48) on each month anniversary of the Grant Date. Notwithstanding the foregoing, the Option will immediately vest and become exercisable upon the occurrence of a Change of Control (as defined below) and the termination of Executive as an employee of the Company, or in the event of a Change of Control and the retention of Executive as an employee of the Company, the Option will vest according to the following schedule: (i) one half of the unvested portion of the Option immediately upon the occurrence of the Change of Control and (ii) the remainder one forty eighth (1/48) on each subsequent month anniversary of the occurrence of the Change of Control thereafter. If any vested portion of the Option is not exercised by Executive within 90 days following the later of Executive's termination as CEO, such vested portion, along with any remaining unvested portion of the Option, will be subject to immediate forfeiture back to the Company.

(d) For purposes of this Agreement, "**Change of Control**" will mean (i) any merger of the Company in which the Company is not the continuing or surviving entity, or pursuant to which stock would be converted into cash, securities, or other property other than a merger of the Company in which the holders of the Company's stock immediately prior to the merger have the same proportionate ownership of beneficial interest of common stock or other voting securities of the surviving entity immediately after the merger or (ii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of assets or earning power aggregating more than 50% of the assets or earning power of the Company or any major subsidiary, other than pursuant to a sale-leaseback, structured finance or other form of financing transaction.

5. Business Expenses. During the Term, the Company will reimburse Executive for all reasonable business expenses incurred by him in connection with his employment and the performance of his duties as provided hereunder, upon submission by the Executive of receipts and other documentation in conformance with the Company's normal procedures for executives of Executive's position and status.

6. Benefits. During the Term, Executive will be eligible to participate fully in all health and benefit plans available to senior officers of the Company generally, as the same may be amended from time to time by the Board.

7. Termination of Employment.

(a) Notwithstanding any provision of this Agreement to the contrary, the employment of Executive hereunder will terminate on the first to occur of the following dates:

(i) the date of Executive's death;

(ii) the date on which Executive has experienced a Disability (as defined below), and the Company gives Executive notice of termination on account of Disability;

(iii) the date on which Executive has engaged in conduct that constitutes Cause (as defined below), and the Company gives notice of termination for Cause;

(iv) expiration of the Term; or

(v) the date on which the Company gives Executive notice of termination for any reason other than the reasons set forth in Sections 7(a)(i) through (iv) above.

(b) For purposes of this Agreement, "**Disability**" will mean an illness, injury or other incapacitating condition as a result of which Executive is unable to perform, with reasonable accommodation, the services required to be performed under this Agreement for 10 consecutive days during the Term. Executive agrees to submit to such medical examinations as may be necessary to determine whether a Disability exists, pursuant to such reasonable requests made by the Company from time to time. Any determination as to the existence of a Disability will be made by a physician mutually selected by the Company and Executive.

(c) For purposes of this Agreement, "**Cause**" will mean the occurrence of any of the following events, as reasonably determined by the Board:

(i) Executive's willful and continued refusal to substantially perform his duties hereunder;

(ii) Executive's conviction of a felony, or his guilty plea to or entry of a nolo contendere plea to a felony charge; or

(iii) Executive's breach of any material term of this Agreement or the Company's written policies and procedures, as in effect from time to time; provided, however, that with respect to Sections 7(c)(i) or (iii) above, such termination for Cause will only be effective if the conduct constituting Cause is not cured by Executive within 5 days of receipt by Executive of written notice specifying in reasonable detail the nature of the alleged breach.

8. Compensation in Event of Termination. Upon termination of this Agreement and Executive's employment, the Company will have no further obligation to Executive except to pay the amounts set forth in this Section 8.

(a) In the event Executive's employment is terminated pursuant to Section 7(a)(i), (ii), (iii) or (iv) on or before the expiration of the Term, Executive will be entitled to payment of any earned but unpaid Salary through the date of termination. Any bonuses, fees or payments due to Executive under Section 4(b) above shall be paid to Executive as set forth therein.

(b) In the event Executive's employment is terminated pursuant to Section 7(a)(v) on or before the expiration of the Term, and provided that Executive (i) resigns from the Board and (ii) executes a valid release of any and all claims that Executive may have relating to his employment against the Company and its agents, including, but not limited to, its officers, directors and employees, in a form provided by the Company, Executive will be entitled to continue receiving Salary for a period of three months from the date of termination, subject to all applicable withholdings and taxes. Any bonuses, fees or payments due to Executive under Section 4(b) above shall be paid to Executive as set forth therein.

9. Confidentiality. Executive covenants and agrees that he will not at any time during or after the end of the Term, without written consent of the Company or as may be required by law or valid legal process, directly or indirectly, use for his own account, or disclose to any person, firm or corporation, other than authorized officers, directors, attorneys, accountants and employees of the Company or its subsidiaries, Confidential Information (as hereinafter defined) of the Company. As used herein, "**Confidential Information**" of the Company means information about the Company of any kind, nature or description, including but not limited to, any proprietary information, trade secrets, data, formulae, supplier, client and customer lists or requirements, price lists or pricing structures, marketing and sales information, business plans or dealings and financial information and plans as well as papers, resumes and records (including computer records) that are disclosed to or otherwise known to Executive as a direct or indirect consequence of Executive's employment with the Company or service as a member of the Board, which information is not generally known to the public or in the businesses in which the Company is engaged. Confidential Information also includes any information furnished to the Company by a third party with restrictions on its use or further disclosure.

10. Dispute Resolution. Except for an action exclusively seeking injunctive relief, any disagreement, claim or controversy arising under or in connection with this Agreement, including Executive's employment or termination of employment with the Company will be resolved exclusively by arbitration before a single arbitrator in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association (the "**Rules**"), provided that, the arbitrator will allow for discovery sufficient to adequately arbitrate any claims, including access to essential documents and witnesses; provided further, that the Rules will be modified by the arbitrator to the extent necessary to be consistent with applicable law. The arbitration will take place in Phoenix, Arizona. The award of the arbitrator with respect to such disagreement, claim or controversy will be in writing with sufficient explanation to allow for such meaningful judicial review as permitted by law, and that such decision will be enforceable in any court of competent jurisdiction and will be binding on the parties hereto. The remedies available in arbitration will be identical to those allowed at law. The arbitrator will be entitled to award reasonable attorneys' fees to the prevailing party in any arbitration or judicial action under this Agreement, consistent with applicable law. The Company and Executive each will pay its or his own attorneys' fees and costs in any such arbitration, provided that, the Company will pay for any costs, including the arbitrator's fee, that Executive would not have otherwise incurred if the dispute were adjudicated in a court of law, rather than through arbitration.

11. Binding Agreement.

(a) This Agreement is a personal contract and the rights and interests of Executive hereunder may not be sold, transferred, assigned, pledged, encumbered or hypothecated by him, provided that all rights of the Executive hereunder shall inure to the benefit of, and be enforceable by Executive's personal or legal representatives, executors, heirs, administrators, successors, distributors, devisees and legatees.

(b) In addition to any obligations imposed by law, any successor to Company (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the assets of the Company, is bound by this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

12. Return of Company Property. Executive agrees that following the termination of his employment or service as a member of the Board for any reason, he will promptly return all property of the Company, its subsidiaries, affiliates and any divisions thereof he may have managed that is then in or thereafter comes into his possession, including, but not limited to, documents, contracts, agreements, plans, photographs, books, notes, electronically stored data and all copies of the foregoing, as well as any materials or equipment supplied by the Company to Executive.

13. Entire Agreement. This Agreement contains all the understandings between the parties hereto pertaining to the matters referred to herein, and supersedes all undertakings and agreements, whether oral or written, previously entered into by them with respect thereto, including, without limitation, the employment agreement, dated June 1, 2008, by and between the Company and the Executive (the "**Original Employment Agreement**") and the amendment to the Original Employment Agreement dated June 1, 2008. Executive represents that, in executing this Agreement, he does not rely, and has not relied, on any representation or statement not set forth herein made by the Company with regard to the subject matter, bases or effect of this Agreement otherwise.

14. Amendment or Modification, Waiver. No provision of this Agreement may be amended or waived unless such amendment or waiver is agreed to in writing, signed by Executive and by a duly authorized officer of the Company. The failure of either party to this Agreement to enforce any of its terms, provisions or covenants will not be construed as a waiver of the same or of the right of such party to enforce the same. Waiver by either party hereto of any breach or default by the other party of any term or provision of this Agreement will not operate as a waiver of any other breach or default.

15. Notices. Any notice to be given hereunder will be in writing and will be deemed given when delivered personally, sent by courier or fax or registered or certified mail, postage prepaid, return receipt requested, addressed to the party concerned at the address indicated below or to such other address as such party may subsequently give notice of hereunder in writing:

To Executive at:

Mike Edelhart
____
____
Phone: (___) ___-____

To the Company at:

LiveDeal, Inc.
2490 E. Sunset Rd., #100
Las Vegas, NV 89120
Phone: (702) 939-0230
Fax: (702) 939-0246
Attention: CFO

With a copy (which shall not constitute notice hereunder) to:

Daniel M. Mahoney, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
400 East Van Buren St., 10th Floor
Phoenix, Arizona 85004
Phone: (602) 382-6206
Fax: (602) 382-6070

Any notice delivered personally or by courier under this Section will be deemed given on the date delivered. Any notice sent by fax or registered or certified mail, postage prepaid, return receipt requested, will be deemed given on the date faxed or mailed. Each party may change the address to which notices are to be sent by giving notice of such change in conformity with the provisions of this Section.

16. Severability. In the event that any one or more of the provisions of this Agreement will be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remainder of the Agreement will not in any way be affected or impaired thereby. Moreover, if any one or more of the provisions contained in this Agreement will be held to be excessively broad as to duration, activity or subject, such provisions will be constructed by limiting and reducing them so as to be enforceable to the maximum extent allowed by applicable law.

17. Survivorship. The respective rights and obligations of the parties hereunder will survive any termination of this Agreement to the extent necessary for the intended preservation of such rights and obligations.

18. Each Party the Drafter. This Agreement and the provisions contained in it will not be construed or interpreted for or against any party to this Agreement because that party drafted or caused that party's legal representative to draft any of its provisions.

19. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Nevada, without regard to its conflicts of laws principles.

20. Headings. All descriptive headings of sections and paragraphs in this Agreement are intended solely for convenience, and no provision of this Agreement is to be construed by reference to the heading of any section or paragraph.

21. Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

LIVEDEAL, INC., a Nevada corporation

/s/ Rajesh Navar
By: Rajesh Navar
Its: Chairman of the Board

EXECUTIVE

/s/ Mike Edelhart
Mike Edelhart

[MIKE EDELHART EMPLOYMENT AGREEMENT]

Exhibit 10.14

LIVEDEAL, INC.
NON-QUALIFIED STOCK OPTION AGREEMENT

This NON-QUALIFIED STOCK OPTION AGREEMENT (this "Agreement") is made and entered into as of November 10, 2008, by and between LiveDeal, Inc., a Nevada corporation (the "Company") and Michael Edelhart ("Optionee").

RECITALS

A. The Company granted options to Optionee pursuant to the employment agreement dated June 1, 2008 ("Grant Date") by and among the Company and the Optionee to provide an incentive to Optionee to focus on the long-term growth of the Company.

B. The parties wish to memorialize the prior grant and in consideration of the mutual covenants hereinafter set forth, and for other good and valuable consideration, the parties agree as follows:

AGREEMENT

1. Grant of Option. The Company hereby grants to Optionee the right and option (the "Option") to purchase an aggregate of 5,000 shares of the common stock of the Company (the "Stock")(such number being subject to adjustment as set forth herein) on the terms and conditions herein set forth. This Option may be exercised in whole or in part and from time to time as hereinafter provided. The Option granted under this Agreement is not intended to be an "incentive stock option" as set forth in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

2. Vesting of Option. Subject to the provisions set forth in this Agreement, the Option shall vest and become exercisable in accordance with the following schedule: (i) one-third of the Option on the one-month anniversary of the Grant Date; (ii) one-third of the Option on the second-month anniversary of the Grant Date; and (iii) one-third of the Option on the third-month anniversary of the Grant Date. Notwithstanding the foregoing, the Option will immediately vest and become exercisable upon the occurrence of a "Change of Control" (as defined herein) or in the event Optionee is asked to resign from the Board of Directors of the Company (the "Board") and does in fact resign. For purposes of this paragraph, "Change of Control" means (i) any merger of the Company in which the Company is not the continuing or surviving entity, or pursuant to which the Stock would be converted into cash, securities, or other property other than a merger of the Company in which the holders of the Company's Stock immediately prior to the merger have the same proportionate ownership of beneficial interest of Stock or other voting securities of the surviving entity immediately after the merger; (ii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of assets or earning power aggregating more than 50% of the assets or earning power of the Company or any major subsidiary, other than pursuant to a sale-leaseback, structured finance or other form of financing transaction; (iii) the shareholders of the Company approve any plan or proposal for liquidation or dissolution of the Company; or (iv) any person (as such term is used in Section 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended from time to time (the "Exchange Act")), other than (A) any current shareholder of the Company or affiliate thereof, or (B) an employee benefit plan of the Company or any subsidiary or any entity holding shares of capital stock of the Company for or pursuant to the terms of any such employee benefit plan in its role as an agent or trustee for such plan, or (C) any affiliate of the Company becomes the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 50% or more of the Company's outstanding Stock.

3. **Purchase Price**. The price at which Optionee shall be entitled to purchase the Stock covered by the Option shall be $2.78 per share, which the Board has determined to be the Fair Market Value (as defined herein) as of the Grant Date. "Fair Market Value" means, as of any given date, the fair market value of Stock determined as follows: (i) where there exists a public market for the Stock, the Fair Market Value shall be (A) the closing price for the Stock for the last market trading day prior to the time of the determination (or, if no closing price was reported on that date, on the last trading date on which a closing price was reported) on the stock exchange determined by the Board to be the primary market for the Stock or the Nasdaq National Market, whichever is applicable, or (B) if the Stock is not traded on any such exchange or national market system, the average of the closing bid and asked prices of the Stock on the Nasdaq Small Cap Market for the day prior to the time of the determination (or, if no such prices were reported on that date, on the last date on which such prices were reported), in each case, as reported in The Wall Street Journal or such other source as the Board deems reliable; or (ii) in the absence of an established market for the Stock of the type described in (i) above, the Fair Market Value shall be determined by the Board in accordance with the requirements set forth in Treasury Regulation Section 1.409A-1(b)(5)(iv)(B) or any successor provision thereof.

4. **Term of Option**. The Option granted under this Agreement shall expire, unless otherwise exercised, ten years from the Grant Date ("Expiration Date"), subject to earlier termination as provided in paragraph 8 hereof.

5. **Exercise of Option**. The Option may be exercised by Optionee as to all or any part of the Stock then vested by delivery to the Company of written notice of exercise in the form attached hereto as Exhibit A ("Exercise Notice") and payment of the purchase price as provided in paragraphs 6 and 7 hereof.

6. **Method of Exercising Option**. Subject to the terms and conditions of this Agreement, the Option may be exercised by timely delivery of written notice to the Company or such other person as the Board shall designate, which notice shall be effective on the date received by the Company or such other person ("Effective Date"). The notice shall state Optionee's election to exercise the Option, the number of shares in respect of which an election to exercise has been made, the method of payment elected (see paragraph 7 hereof), the exact name or names in which the shares will be registered and the Social Security number of Optionee. Such notice shall be signed by Optionee and shall be accompanied by payment of the purchase price of such shares. In the event the Option shall be exercised by a person or persons other than Optionee pursuant to paragraph 8 and 14 hereof, such notice shall be signed by such other person or persons and shall be accompanied by proof acceptable to the Company of the legal right of such person or persons to exercise the Option. All shares delivered by the Company upon exercise of the Option shall be fully paid and nonassessable upon delivery. In the event the Stock purchasable pursuant to the exercise of the Option has not been registered under the Securities Act of 1933, as amended, at the time the Option is exercised, the Optionee shall, if requested by the Company, concurrently with the exercise of all or any portion of the Option, deliver to the Company his or her Investment Representation Statement in the form attached hereto as Exhibit B.

7. **Method of Payment for Options**. Payment for shares purchased upon the exercise of the Option shall be made by Optionee in cash, previously-acquired Stock held for more than six months, promissory note net issuance, property (including broker-assisted arrangements) or other forms of payment permitted by the Board and communicated to Optionee in writing prior to the date Optionee exercises all or any portion of the Option.

8. **Termination of Employment or Service**.

8.1 **General**. If the Optionee's employment or service as a member of the Board is terminated for any reason other than Cause (as defined below), death or Disability (as defined below), then the Optionee may at any time within 90 days after the effective date of termination of employment or service exercise the vested portion of the Option to the extent that the Optionee was entitled to exercise the Option at the date of termination. Upon the Optionee's termination of employment or service with the Company for any reason, the non-vested portion of the Option will lapse upon the date of such termination. In no event shall the Option be exercisable after the Expiration Date. If the Company terminates the Optionee's employment or service for Cause, any and all Options then held by the Optionee (both exercisable and not exercisable) shall lapse.

8.2 **Death or Disability of Optionee**. In the event of the death or Disability of Optionee within a period during which the Option, or any part thereof, could have been exercised by Optionee, including 90 days after termination of employment or service (the "Option Period"), the Option shall lapse unless it is exercised within the Option Period and in no event later than one year after the date of Optionee's death or Disability by Optionee or Optionee's legal representative or representatives in the case of a Disability or, in the case of death, by the person or persons entitled to do so under Optionee's last will and testament or if Optionee fails to make a testamentary disposition of such Option or shall die intestate, by the person or persons entitled to receive such Option under the applicable laws of descent and distribution. An Option may be exercised following the death or Disability of Optionee only if the Option was exercisable by Optionee immediately prior to his death or Disability. In no event shall the Option be exercisable after the Expiration Date. The Board shall have the right to require evidence satisfactory to it of the rights of any person or persons seeking to exercise the Option under this paragraph 8 to exercise the Option.

8.3 **Definition of Disability**. "Disability" or "Disabled" means Optionee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months. Optionee will be considered Disabled only when he or she furnishes proof acceptable to the Board of the existence of such Disability.

8.4 **Definition of Cause.** "Cause" means termination of employment or service as a result of any of the following events: (i) the commission of an act of dishonesty, fraud, embezzlement, theft or other similar acts of misconduct by Optionee, whether within or outside the scope of the Optionee's employment or service with the Company, (ii) the breach of duty by the Optionee in the course of employment or service, unless waived in writing by the Company, (iii) the neglect by the Optionee of the Optionee's duties with the Company, unless waived in writing by the Company, (iv) the Optionee's disobedience or refusal or failure to discharge the Optionee's duties to the Company under any employment agreement or otherwise, (v) the breach of obligations of the Optionee to the Company under this Agreement or any employment or other agreement with the Company, unless waived in writing by the Company, (vi) the breach by the Optionee of any fiduciary duty to the Company involving personal gain or profit, including acceptance of gifts, gratuities, honorarium, lodging, and other items of direct economic value in excess of One Hundred Dollars ($100.00) from any one source, provided that this paragraph does not apply to gifts or items received from family members or other non-business or professional persons, (vii) the violation by Optionee of any law, rule, regulation, court order (other than a law, rule, or regulation relating to a traffic violation or similar offense) or a final cease and desist order, or (viii) Optionee economically committing the Company beyond the Optionee's expressly approved authority as communicated to the Optionee by the Company from time to time.

9. <u>Prohibited Activity</u>

9.1 **General.** If the Optionee engages in any "Prohibited Activity," this Agreement will terminate effective as of the date on which the Optionee first engages in such activity, unless sooner terminated under this Agreement. In addition, if the Optionee has exercised all or any portion of the Option within the period beginning 365 days prior to the Optionee first engaging in the Prohibited Activity, any "Option Gain" shall be paid by the Optionee to the Company.

9.2 **Defined.** For purposes of this provision, the term Prohibited Activity shall include:

(a) conduct related to the Optionee's employment or services for which either civil or criminal penalties against the Optionee may be sought;

(b) violation of Company policies, including, without limitation, the Company's insider trading policy;

(c) accepting employment with or serving as a consultant, advisor, or in any other capacity to an employer that is in competition with or acting against the interests of the Company, including employing or recruiting any present, former, or future employee of the Company; or

(d) disclosing or misusing any confidential information or material concerning the Company.

9.3 **Option Gain.** For purposes of this provision, the term Option Gain shall mean any gain represented by the closing market price per share of Stock on the date of such exercise(s) over the exercise price per share, multiplied by the number of shares of Stock subject to the Option exercise, without regard to any subsequent market price decrease or increase.

9.4 Consent. By accepting this Option, the Optionee consents to a deduction from any amounts the Company owes the Optionee from time to time (including amounts owed to the Optionee as wages or other compensation, fringe benefits, or vacation pay, as well as any other amounts owed to the Optionee by the Company), to the extent of any amounts the Optionee is obligated to pay the Company under paragraph 9.1 above. Whether or not the Company elects to make any set-off in whole or in part, if the Company does not recover by means of set-off the full amounts the Optionee owes it, calculated as set forth above, the Optionee agrees to pay immediately the unpaid balance to the Company.

9.5 Release. The Optionee may be released from the Optionee's obligations under paragraph 1 above only if the Board determines that, in its sole discretion, such action is in the best interests of the Company.

10. Nontransferability. The Option granted by this Agreement shall be exercisable only during the term of the Option provided in paragraph 4 hereof and, except as provided in paragraph 8 and 14, only by Optionee during his lifetime and while in the employment or service of the Company. Except as otherwise provided by the Board, this Option shall not be transferable by Optionee or any other person claiming through Optionee, either voluntarily or involuntarily, except by will or the laws of descent and distribution or such other circumstances as the Board deems acceptable.

11. Adjustments in Number of Shares and Option Price. In the event of a stock dividend or in the event the Stock shall be changed into or exchanged for a different number or class of shares of stock of the Company or of another corporation, whether through reorganization, recapitalization, stock split-up, combination of shares, merger or consolidation, the Board has the authority to substitute for each such remaining share of Stock then subject to this Option the number and class of shares of stock into which each outstanding share of Stock shall be so exchanged, all without any change in the aggregate purchase price for the shares then subject to the Option. Any substitution made pursuant to this paragraph shall be made in such a manner that is consistent with the requirements of Section 409A of the Code.

12. Delivery of Shares. No shares of Stock shall be delivered upon exercise of the Option until (i) the purchase price shall have been paid in full in the manner herein provided (unless a net issuance strategy is implemented); (ii) applicable taxes required to be withheld have been paid or withheld in full; and (iii) approval of any governmental authority required in connection with the Option, or the issuance of shares thereunder, has been received by the Company.

13. Administration. The Board shall have the sole and complete discretion with respect to all matters reserved to it by this Agreement, and decisions of the Board with respect to this Agreement shall be final and binding upon Optionee and the Company. Notwithstanding any other provision of this Agreement, the Board shall administer this Agreement, and exercise all authority and discretion under this Agreement, to satisfy the requirement of Code Section 409A or any exemption thereto.

14. Beneficiaries. Notwithstanding paragraph 10, Optionee may, in the manner determined by the Board, designate a beneficiary to exercise the rights of Optionee and to receive any distribution with respect to the Option upon the Optionee's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights under this Agreement is subject to all terms and conditions of the Agreement, except to as otherwise provided herein, and to any additional restrictions deemed necessary or appropriate by the Board. If the Optionee is married, a designation of a person other than the Optionee's spouse as his beneficiary with respect to more than 50 percent of the Optionee's interest in the Option shall not be effective without the written consent of the Optionee's spouse. If no beneficiary has been designated or survives the Optionee, payment shall be made to the person entitled thereto under the Optionee's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by the Optionee at any time provided the change or revocation is filed with the Board.

15. Stock Certificates. All Stock certificates delivered pursuant to this Agreement are subject to any stop-transfer orders and other restrictions as the Board deems necessary or advisable to comply with Federal or state securities laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Board may place legends on any Stock certificate to reference restrictions applicable to the Stock.

16. Continuation of Employment or Service. THE OPTIONEE ACKNOWLEDGES AND AGREES THAT THE SHARES SUBJECT TO THE OPTION SHALL VEST, IF AT ALL, ONLY DURING THE PERIOD OF OPTIONEE'S CONTINUOUS SERVICE OR EMPLOYMENT, AS APPLICABLE, (NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THE OPTION OR ACQUIRING SHARES HEREUNDER). THE OPTIONEE FURTHER ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS AGREEMENT SHALL CONFER UPON THE OPTIONEE ANY RIGHT WITH RESPECT TO CONTINUATION OF OPTIONEE'S CONTINUOUS SERVICE OR EMPLOYMENT, NOR SHALL IT INTERFERE IN ANY WAY WITH THE OPTIONEE'S RIGHT OR THE COMPANY'S RIGHT TO TERMINATE OPTIONEE'S CONTINUOUS SERVICE OR EMPLOYMENT, WITH OR WITHOUT CAUSE.

17. Obligation to Exercise. Optionee shall have no obligation to exercise any option granted by this Agreement.

18. Governing Law. This Agreement shall be interpreted and administered under the laws of the State of Nevada.

19. Amendments. This Agreement may be amended only by a written agreement executed by the Company and Optionee. In addition, except as otherwise provided in paragraph 11, the terms of this Agreement may not be amended to reduce the exercise price of the Option or to cancel the Option in exchange for cash, other Options with an exercise price that is less than the exercise price of the original Option without stockholder approval.

IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its duly authorized representative and Optionee has signed this Agreement as of the date first written above.

LIVEDEAL, INC.

/s/ Rajesh Navar

Rajesh Navar
Chairman of the Board

ACCEPTED AND AGREED TO:

/s/ Michael Edelhart

Michael Edelhart

EXHIBIT A

LIVEDEAL, INC.

EXERCISE NOTICE

LiveDeal, Inc.

____

____

Attention: Secretary

Effective as of today, ______________, ___ the undersigned (the "Optionee") hereby elects to exercise the Optionee's option to purchase ___________ shares of the Common Stock (the "Shares") of LiveDeal, Inc. (the "Company") under and pursuant to the Non-Qualified Stock Option Award Agreement (the "Option Agreement") dated November, ___, 2008.

Representations of the Optionee. The Optionee acknowledges that the Optionee has received, read and understood the Option Agreement and agrees to abide by and be bound by their terms and conditions.

Rights as Stockholder. Until the stock certificate evidencing such Shares is issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Shares, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such stock certificate promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in the Option Agreement.

Delivery of Payment. The Optionee herewith delivers to the Company the full Exercise Price for the Shares in the form(s) provided for in the Option Agreement.

Tax Consultation. The Optionee understands that the Optionee may suffer adverse tax consequences as a result of the Optionee's purchase or disposition of the Shares. The Optionee represents that the Optionee has consulted with any tax consultants the Optionee deems advisable in connection with the purchase or disposition of the Shares and that the Optionee is not relying on the Company for any tax advice.

Taxes. The Optionee agrees to satisfy all applicable foreign, federal, state and local income and employment tax withholding obligations and herewith delivers to the Company the full amount of such obligations or has made arrangements acceptable to the Company to satisfy such obligations.

Restrictive Legends. The Optionee understands and agrees that the Company shall cause the legends set forth below or legends substantially equivalent thereto, to be placed upon any certificate(s) evidencing ownership of the Shares together with any other legends that may be required by the Company or by state or federal securities laws:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR, IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE THEREWITH.

Successors and Assigns. The Company may assign any of its rights under this Exercise Notice to single or multiple assignees, and this agreement shall inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer herein set forth, this Exercise Notice shall be binding upon the Optionee and his or her heirs, executors, administrators, successors and assigns.

Headings. The captions used in this Exercise Notice are inserted for convenience and shall not be deemed a part of this agreement for construction or interpretation.

Interpretation. Any dispute regarding the interpretation of this Exercise Notice shall be submitted by the Optionee or by the Company forthwith to the Board, which shall review such dispute at its next regular meeting. The resolution of such a dispute by the Board shall be final and binding on all persons.

Governing Law; Severability. This Exercise Notice is to be construed in accordance with and governed by the internal laws of the State of Nevada without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of Nevada to the rights and duties of the parties. Should any provision of this Exercise Notice be determined by a court of law to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable.

Notices. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit in the United States mail by certified mail, with postage and fees prepaid, addressed to the other party at its address as shown below beneath its signature, or to such other address as such party may designate in writing from time to time to the other party.

Further Instruments. The parties agree to execute such further instruments and to take such further action as may be reasonably necessary to carry out the purposes and intent of this agreement.

Entire Agreement. The Option Agreement is incorporated herein by reference and together with this Exercise Notice constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes in their entirety all prior undertakings and agreements of the Company and the Optionee with respect to the subject matter hereof, and may not be modified adversely to the Optionee's interest except by means of a writing signed by the Company and the Optionee.

Submitted by:	Accepted by:
OPTIONEE:	LIVEDEAL, INC.
	By: ____________________
____________________ (Signature)	Title: ____________________
Address:	Address:
____________________	LiveDeal, Inc.
____________________	____________________
	____________________

EXHIBIT B

LIVEDEAL, INC.

INVESTMENT REPRESENTATION STATEMENT

OPTIONEE:	______________________
COMPANY:	LIVEDEAL, INC.
SECURITY:	COMMON STOCK
AMOUNT:	______________________
DATE:	______________________

In connection with the purchase of the above-listed Securities, the undersigned Optionee represents to the Company the following:

Optionee is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Securities. Optionee is acquiring these Securities for investment for Optionee's own account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

Optionee acknowledges and understands that the Securities constitute "restricted securities" under the Securities Act and have not been registered under the Securities Act in reliance upon a specific exemption therefrom, which exemption depends upon among other things, the bona fide nature of Optionee's investment intent as expressed herein. Optionee further understands that the Securities must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Optionee further acknowledges and understands that the Company is under no obligation to register the Securities. Optionee understands that the certificate evidencing the Securities will be imprinted with a legend which prohibits the transfer of the Securities unless they are registered or such registration is not required in the opinion of counsel satisfactory to the Company.

Optionee is familiar with the provisions of Rule 701 and Rule 144, each promulgated under the Securities Act, which, in substance, permit limited public resale of "restricted securities" acquired, directly or indirectly from the issuer thereof, in a non-public offering subject to the satisfaction of certain conditions. Rule 701 provides that if the issuer qualifies under Rule 701 at the time of the grant of the Option to the Optionee, the exercise will be exempt from registration under the Securities Act. In the event the Company becomes subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, ninety (90) days thereafter (or such longer period as any market stand-off agreement may require) the Securities exempt under Rule 701 may be resold, subject to the satisfaction of certain of the conditions specified by Rule 144, including: (1) the resale being made through a broker in an unsolicited "broker's transaction" or in transactions directly with a market maker (as said term is defined under the Securities Exchange Act of 1934); and, in the case of an affiliate, (2) the availability of certain public information about the Company, (3) the amount of Securities being sold during any three month period not exceeding the limitations specified in Rule 144(e), and (4) the timely filing of a Form 144, if applicable.

In the event that the Company does not qualify under Rule 701 at the time of grant of the Option, then the Securities may be resold in certain limited circumstances subject to the provisions of Rule 144, which requires the resale to occur not less than one year after the later of the date the Securities were sold by the Company or the date the Securities were sold by an affiliate of the Company, within the meaning of Rule 144; and, in the case of acquisition of the Securities by an affiliate, or by a non-affiliate who subsequently holds the Securities less than two years, the satisfaction of the conditions set forth in sections (1), (2), (3) and (4) of the paragraph immediately above.

Optionee further understands that in the event all of the applicable requirements of Rule 701 or 144 are not satisfied, registration under the Securities Act, compliance with Regulation A, or some other registration exemption will be required; and that, notwithstanding the fact that Rules 144 and 701 are not exclusive, the Staff of the Securities and Exchange Commission has expressed its opinion that persons proposing to sell private placement securities other than in a registered offering and otherwise than pursuant to Rules 144 or 701 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales, and that such persons and their respective brokers who participate in such transactions do so at their own risk. Optionee understands that no assurances can be given that any such other registration exemption will be available in such event.

Optionee represents that he or she is a resident of the state of ______________.

Optionee:

____

Date: ______________________________

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent registered public accountants, we hereby consent to the incorporation by reference in the Registration Statement Nos 333-107721, 333-112871, and 333-140820 on Form S-8 of our report dated December 22, 2008, relating to the consolidated balance sheets of LiveDeal, Inc. and Subsidiaries as of September 30, 2008 and 2007 and the related consolidated statements of operations, stockholders' equity, and cash flows for years then ended, included in the 2008 Annual Report on Form 10-K of LiveDeal, Inc. and Subsidiaries.

/s/ Mayer Hoffman McCann P.C.

Phoenix, Arizona
December 22, 2008

Exhibit 31

CERTIFICATION PURSUANT TO SECTION 302 OF SARBANES-OXLEY

I, Michael Edelhart, certify that:

1. I have reviewed this Annual Report on Form 10-K of LiveDeal. Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have;

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions);

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 29, 2008

/s/ Michael Edelhart
Michael Edelhart
Chief Executive Officer
(Principal Executive Officer)

CERTIFICATIONS PURSUANT TO SECTION 302 OF SARBANES-OXLEY

I, Gary L. Perschbacher, certify that:

1. I have reviewed this Annual Report on Form 10-K of LiveDeal, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have;

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions);

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 29, 2008

/s/ Gary L. Perschbacher
Gary L. Perschbacher
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32

CERTIFICATION OF THE
PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael Edelhart., the Chief Executive Officer of LiveDeal, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of LiveDeal, Inc. on Form 10-K for the fiscal year ended September 30, 2008 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of LiveDeal, Inc.

Date: December 29, 2008

/s/ Michael Edelhart
Michael Edelhart
Chief Executive Officer

I, Gary L. Perschbacher, the Chief Financial Officer of LiveDeal, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of LiveDeal, Inc. on Form 10-K for the fiscal year ended September 30, 2008 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of LiveDeal, Inc.

Date: December 29, 2008

/s/ Gary L. Perschbacher
Gary L. Perschbacher
Chief Financial Officer

SEC Mail Processing
Section

FEB 03 2009

Washington, DC
111

LIVEDEAL, INC.
2490 East Sunset Road, Suite 100
Las Vegas, Nevada 89120
(702) 589-5200

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON FEBRUARY 26, 2009

February 2, 2009
Las Vegas, Nevada

To Our Stockholders:

The 2009 Annual Meeting of Stockholders of LiveDeal, Inc. ("LiveDeal") will be held at Regus, 71 Stevenson Street, San Francisco, California 94105, on February 26, 2009, beginning at 8:00 a.m. local time. The Annual Meeting is being held to:

1. elect seven directors to our Board of Directors;
2. approve an amendment to our Amended and Restated 2003 Stock Plan primarily to (i) provide for the grant of stock options under the plan and (ii) increase the number of shares available for issuance under the plan from 800,000 shares to 1,400,000 shares;
3. ratify the appointment of Mayer Hoffman McCann P.C. as LiveDeal's independent registered public accounting firm for the fiscal year ending September 30, 2009; and
4. transact such other business that may properly come before the meeting and any adjournments thereof.

Only stockholders of record at the close of business on January 21, 2009 are entitled to receive notice of and to vote at the meeting or any adjournment thereof. Your vote is important. Note that we have enclosed with this notice (i) our Annual Report to Stockholders, which includes our Annual Report on Form 10-K for the fiscal year ended September 30, 2008 and (ii) a Proxy Statement. **You may also access these materials on line at http://www.cfpproxy.com/6300.**

Your proxy is being solicited by LiveDeal's Board of Directors. All stockholders are cordially invited to attend our Annual Meeting and vote in person. In order to assure your representation at the Annual Meeting, however, we urge you to complete, sign and date the enclosed proxy as promptly as possible and return it to us either (i) via facsimile to the attention of Rajeev Seshadri at (702) 939-0246, or (ii) in the enclosed postage-paid envelope. If you attend the Annual Meeting in person, you may vote in person even if you previously have returned a proxy.

/s/Rajesh Navar
Rajesh Navar
Chairman of the Board

PLEASE VOTE – YOUR VOTE IS IMPORTANT

TABLE OF CONTENTS

LIVEDEAL, INC.
2490 East Sunset Road, Suite 100
Las Vegas, Nevada 89120
(702) 589-5200

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON FEBRUARY 26, 2009

This Proxy Statement relates to the 2009 Annual Meeting of Stockholders of LiveDeal, Inc. ("LiveDeal" or the "Company"). The Annual Meeting will be held on February 26, 2009 at 8:00 a.m. local time, at Regus, 71 Stevenson Street, San Francisco, California 94105, or at such other time and place to which the Annual Meeting may be adjourned or postponed. The enclosed proxy is solicited by our Board of Directors. The proxy materials relating to the Annual Meeting are first being mailed to stockholders entitled to vote at the meeting on or about February 2, 2009.

ABOUT THE MEETING

What is the purpose of the Annual Meeting?

At the Annual Meeting, stockholders will act upon the matters outlined in the accompanying Notice of Annual Meeting and this Proxy Statement, including (i) the election of seven directors to our Board; (ii) a proposal to amend our Amended and Restated 2003 Stock Plan (the "2003 Stock Plan") primarily to (A) provide for the grant of stock options under the plan and (B) increase the number of shares authorized for issuance under the plan from 800,000 shares to 1,400,000 shares; and (iii) the ratification of the appointment of our independent registered public accounting firm. In addition, management will report on our most recent financial and operating results and respond to questions from stockholders.

Who is entitled to attend and vote at the Annual Meeting?

Only stockholders of record at the close of business on the record date, January 21, 2009, or their duly appointed proxies, are entitled to receive notice of the Annual Meeting, attend the meeting and vote the shares that they held on that date at the meeting or any postponement or adjournment of the meeting. At the close of business on January 21, 2009, there were issued, outstanding and entitled to vote 6,195,682 shares of our common stock, par value $.001 per share, each of which is entitled to one vote. You may not cumulate votes in the election of directors.

How do I vote?

You may vote on matters to come before the meeting in two ways: (i) you can attend the meeting and cast your vote in person; or (ii) you can vote by completing, signing and dating the enclosed proxy card and returning it to us via mail or facsimile. If you do so, you will authorize the individuals named on the proxy card, referred to as the proxy holders, to vote your shares according to your instructions or, if you provide no instructions, according to the recommendations of our Board of Directors.

What if I vote and then change my mind?

You may revoke your proxy at any time before it is exercised by either (i) filing with our Corporate Secretary a notice of revocation; (ii) sending in another duly executed proxy bearing a later date; or (iii) attending the meeting and casting your vote in person. Your last vote will be the vote that is counted.

What are the Board's recommendations?

Unless you give other instructions on your proxy card, the persons named on the proxy card will vote in accordance with the recommendations of our Board of Directors. Our Board's recommendations are set forth together with a description of such items in this Proxy Statement. In summary, our Board recommends a vote FOR election of the nominated slate of directors; FOR the proposed amendment of our 2003 Stock Plan; and FOR the ratification of our independent registered public accounting firm.

With respect to any other matter that properly comes before the meeting, the proxy holders will vote as recommended by our Board of Directors or, if no recommendation is given, in their own discretion.

What constitutes a quorum?

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the issued and outstanding shares on the record date will constitute a quorum, permitting us to conduct our business at the Annual Meeting. Proxies received but marked as abstentions and broker non-votes (defined below) will be included in the calculation of the number of shares considered to be present at the meeting for purposes of determining whether a quorum is present.

What vote is required to approve each item?

Election of Directors. Election of a director requires the affirmative votes of the holders of a plurality of the shares for which votes are cast at a meeting at which a quorum is present. The seven persons receiving the greatest number of votes will be elected as directors. Since only affirmative votes count for this purpose, a properly executed proxy marked "WITHHOLD AUTHORITY" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum. Stockholders may not cumulate votes in the election of directors.

Amendment to our 2003 Stock Plan. The approval of the proposed amendment to our 2003 Stock Plan will require the affirmative vote of a majority of the shares for which votes are cast at a meeting at which a quorum is present. A properly executed proxy marked "ABSTAIN" with respect to any such matter will not be voted, although it will be treated as a vote cast and will be counted for purposes of determining whether a quorum is present. Accordingly, an abstention will have the effect of a vote against the proposal to amend our 2003 Stock Plan. Brokers are not entitled to use their discretion to vote uninstructed proxies with respect to approval of the proposed amendment to our 2003 Stock Plan and are not deemed a vote cast.

Ratification of Auditors. The ratification of the appointment of Mayer Hoffman McCann P.C. as our independent registered public accounting firm will require the affirmative vote of the holders of a majority of the shares for which votes are cast at a meeting at which a quorum is present. A properly executed proxy marked "ABSTAIN" with respect to any such matter will not be voted, although it will be treated as a vote cast and will be counted for purposes of determining whether a quorum is present.

Accordingly, an abstention will have the effect of a negative vote. Brokers are entitled to use their discretion to vote uninstructed proxies with respect to ratification of our independent auditors.

Effect of Broker Non-Votes. If your shares are held by your broker in "street name," you are receiving a voting instruction form from your broker or the broker's agent asking you how your shares should be voted. Please complete the form and return it in the envelope provided by the broker or agent. No postage is necessary if mailed in the United States. If you do not instruct your broker how to vote, your broker may vote your shares at its discretion or, on some matters, may not be permitted to exercise voting discretion. Votes that could have been cast on the matter in question if the brokers have received their customers' instructions, and as to which the broker has notified us on a proxy form in accordance with industry practice or has otherwise advised us that it lacks voting authority, are referred to as "broker non-votes." Thus, if you do not give your broker or nominee specific instructions, your shares may not be voted on those matters and will not be counted as a vote cast in determining the number of shares necessary for approval. Shares represented by such "broker non-votes," however, will be counted in determining whether there is a quorum.

Can I dissent or exercise rights of appraisal?

Under Nevada law, holders of our common stock are not entitled to dissenters' rights in connection with any of the proposals to be presented at the Annual Meeting or to demand appraisal of their shares as a result of the approval of any of the proposals.

Who pays for this proxy solicitation?

The Company will bear the entire cost of this proxy solicitation, including the preparation, assembly, printing, and mailing of this Proxy Statement, the proxy card and any additional solicitation materials furnished to the stockholders. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners.

ELECTION OF DIRECTORS
(Proposal No. 1)

General

LiveDeal's Amended and Restated Bylaws provide that our Board of Directors shall consist of not less than three nor more than nine directors (with the precise number of directors to be established by resolution of the Board), each of whom is elected annually. Currently, there are nine members of our Board of Directors. Our Board, on the recommendation of our Corporate Governance and Nominating Committee, has determined that seven directors will be elected at the 2009 Annual Meeting, and has nominated seven of the nine incumbent directors for re-election. Each director is to be elected to hold office until the next annual meeting of stockholders or until his or her successor is elected and qualified. If a director resigns or otherwise is unable to complete his or her term of office, the Board may elect another director for the remainder of the departing director's term.

The Board has no reason to believe that the nominees will not serve if elected, but if they should become unavailable to serve as a director, and if the Board designates a substitute nominee, the persons named as proxies will vote for the substitute nominee designated by our Board.

Vote Required

If a quorum is present and voting, the seven nominees receiving the highest number of votes will be elected to our Board of Directors.

Nominees for Director

The Board's nominees are listed below. The Board recommends that you vote FOR each of Mr. Navar, Ms. Bolton, Mr. Butler, Mr. Clarke, Mr. Edelhart, Mr. LeClaire and Mr. Sommer.

Rajesh Navar

Mr. Navar has served as the Chairman of our Board of Directors since May 22, 2008 and as a director of our Company since June 2007, when the Company acquired LiveDeal, Inc., a California entity that Mr. Navar founded. Mr. Navar was also our President until May 13, 2008. Prior to founding LiveDeal, Mr. Navar joined eBay in 1998, a start-up at that time, as a senior member of the engineering team. Mr. Navar founded and built eBay's search technology, helping build eBay into one of the world's most successful and profitable e-commerce companies. In September 2005, Mr. Navar was honored among Silicon Valley Business Journal's chronicle of "40 under 40" people to watch. Mr. Navar holds a Master's in Business Management (Sloan Fellow) from Stanford University's Graduate School of Business, a M.S. in Electrical Engineering from Iowa State University and a Bachelor of Engineering in Electronics Engineering from Bangalore University in Bangalore, India. Age: 41.

Sheryle Bolton

Ms. Bolton has served as a director of our Company since October 1, 2008. She is currently a director of Austhink Software, a private company that produces decision support software. From November 2007 to September 2008, Ms. Bolton served as a director of Bridge Capital Holdings (NASDAQ: BBNK), a commercial bank holding company. From 2005 to 2007, she was the founder and CEO of QUIXIT, Inc., an online gaming company. From 1996 to 2002, Ms. Bolton was Chairman and Chief Executive Officer of Scientific Learning Corporation (NASDAQ: SCIL), a company that produces educational software designed to accelerate learning, which she led from start-up to IPO to sustainable growth. Ms. Bolton has also been President of The Indian Creek Group, a consulting firm that advises clients on domestic and international business strategy, and a director of several other public and private companies and mutual funds. After she took Scientific Learning Corporation public, SpringBoard Women's Venture Capital Forum named Ms. Bolton to the first All Women's IPO Class as one of 11 women who successfully took companies public in 1998 and 1999. Ms. Bolton holds a Bachelor's Degree in English and a Master's Degree in Linguistics from the University of Georgia and an MBA from Harvard Business School. Age: 62.

Richard D. Butler, Jr.

Mr. Butler has served as a director of our Company since August 2006. He is a veteran Savings & Loan and Mortgage Banking executive, co-founder and major shareholder of Aspen Healthcare, Inc. and Ref-Razzer Corporation, former CEO of Mt. Whitney Savings Bank, CEO of First Federal Mortgage Bank, CEO of Trafalgar Mortgage, and Executive Officer & Member of the President's Advisory Committee at State Savings /American Savings & Loan Association. Mr. Butler attended Bowling Green University in Ohio, San Joaquin Delta College in California and Southern Oregon State College. Age: 59.

Thomas J. Clarke, Jr.

Mr. Clarke has served as a director of our Company since November 2007. Mr. Clarke is currently the Chief Executive Officer of TheStreet.com (NASDAQ: TSCM). Prior to joining that company in 1999, Mr. Clarke was Chief Executive Officer of Thomson Financial Investor Relations. At that company, Mr. Clarke oversaw the sale of what was then Technimetrics Inc. from Knight-Ridder to Thomson Corporation in 1998. Mr. Clarke has also held management positions at companies such as McAuto Systems Corp. and Media Records. Additionally, Mr. Clarke serves as a business information advisor for Plum Holdings L.P., an institutional venture capital firm specializing in early stage investments in media companies. He serves on the University of Albany's executive advisory board of the Center for Comparative Functional Genomics, and on the board of Standing Stone, Inc., developers of disease state management solutions. Mr. Clarke holds an MBA from Hofstra University and a Bachelor's Degree in Marketing from St. John's University. Age: 52.

Michael Edelhart

Mr. Edelhart has served as a director of our Company since May 22, 2008 and as our Chief Executive Officer since June 1, 2008. Mr. Edelhart was previously Managing Director of First30 Services, LLC, a consulting firm that he founded to serve new companies in their early stages, from February 2008 until his appointment as the Company's CEO. Mr. Edelhart has also served as an advisor to Infovell, Inc., a technology company, and chairman of the board of Olive Software, Inc., an XML software developer. Previously, Mr. Edelhart was Chief Executive Officer of Zinio Systems, Inc., which produces and distributes magazines in digital form, from January 2002 until June 2004. Mr. Edelhart has also served as a senior director of an investment company, editor of various technology magazines and Internet strategies consultant to such companies as Bloomberg, Reuters and AARP. Mr. Edelhart has also authored more than 25 books, and he holds a Bachelor of Science degree in journalism (summa cum laude) from the University of Northern Colorado. Age: 57.

Greg A. LeClaire

Mr. LeClaire has served as a director of our Company since May 22, 2008. Mr. LeClaire has been Chief Financial Officer and Corporate Secretary of ClearOne Communications, Inc. (NASDAQ: CLRO), a manufacturer and marketer of audio conferencing and related products, since September 2006. From April 2006 until August 2006, Mr. LeClaire served as Vice President – Finance and Administration for LiveDeal, Inc., the Internet classifieds company that the Company acquired in 2007. Prior to that, Mr. LeClaire was Vice President and Chief Financial Officer of Utah Medical Products, Inc. (NASDAQ: UTMD), a multi-national medical device corporation. Mr. LeClaire has significant experience in the areas of finance and accounting, SEC reporting, Sarbanes-Oxley compliance, budgeting and financial management. He holds a Master of Science degree in management from Stanford University's Graduate School of Business and a Bachelor of Science degree in accounting from the University of Utah. Age: 39.

Richard F. Sommer

Mr. Sommer has been a director of our Company since June 2, 2008. Mr. Sommer is a former Chief Executive Officer of ZipRealty and served on the Board of Directors of ZipRealty from September 2006 until December 15, 2008. Prior to joining ZipRealty, Mr. Sommer was the Chief Executive Officer of HomeGain.com. In addition to his leadership of HomeGain, Mr. Sommer served as Senior Vice President of Business Development for the mortgage banking division of IndyMac Bank. He also served as President and Managing Director of international real estate operations for Realtor.com. Mr. Sommer also co-founded and was President and Chief Executive Officer of Accordus, a technology infrastructure company serving the health care products industry. From 1988 until 1998, Mr. Sommer was founder, President and Chief Executive Officer of De La Cruz Occupational Healthcare. He began his career with McKinsey & Co. He graduated cum laude in 1983 from Princeton University with a degree in politics and was a Rhodes Scholar at Oxford University, where he earned a Master's Degree in international political economy. In 1990, he earned a law degree from the Stanford Law School. Age: 46.

Our Board of Directors recommends a vote FOR the election of each of the director nominees.

BOARD INFORMATION AND DIRECTOR NOMINATION PROCESS

How often did the Board meet during fiscal 2008?

Our Board of Directors met 10 times during fiscal 2008, either telephonically or in person, and acted a number of times by written consent. None of our directors attended fewer than 75% of the meetings of the Board held during the director's service or of any committee on which the director served during fiscal 2008.

Director Independence

Our Board has affirmatively determined that five of the seven current directors who have been nominated for re-election at the 2009 Annual Meeting are "independent" as such term is defined under NASDAQ Marketplace Rule 4200(a)(15) and the related rules of the SEC, with Ms. Bolton, Mr. Butler, Mr. Clarke, Mr. LeClaire and Mr. Sommer being determined to be independent. The Company's independent directors conduct executive sessions at regularly scheduled meetings as required by NASDAQ Marketplace Rule 4350(c)(2).

How can our stockholders communicate with the Board of Directors?

Stockholders and other parties interested in communicating with the Board of Directors may do so by writing to Board of Directors, LiveDeal, Inc., 2490 East Sunset Road, Suite 100, Las Vegas, Nevada 89120.

What committees has the Board established?

Our Board of Directors has a Corporate Governance and Nominating Committee, a Compensation Committee, and an Audit Committee, each of which is a standing committee of the Board.

Corporate Governance and Nominating Committee. The purpose of the Corporate Governance and Nominating Committee is to (i) identify individuals who are qualified to become members of our Board of Directors, consistent with criteria approved by the Board, and to select, or to recommend that the Board select, the director nominees for the next annual meeting of stockholders or to fill vacancies on the board; (ii) develop and recommend to the Board a set of corporate governance principles applicable to our Company; and (iii) oversee the evaluation of the Board and our Company's management. Messrs. Clarke (Chairman), LeClaire and Sommer currently serve on the Corporate Governance and Nominating Committee. Each member of the committee satisfies the independence standards specified in Rule 4200(a)(15) of the NASDAQ Marketplace Rules and the related rules of the SEC. Our Board of Directors has adopted a charter for the Corporate Governance and Nominating Committee, a copy of which is posted on our website at www.livedeal.com. The committee met once during fiscal 2008.

Compensation Committee. The purpose of the Compensation Committee is to discharge the Board's responsibilities relating to compensation of the Company's directors and executives, to produce an annual report on executive compensation for inclusion in the Company's proxy statement, as necessary, and to oversee and advise the Board on the adoption of policies that govern the Company's compensation programs including stock and benefit plans. Messrs. Sommer (Chairman), Clarke and LeClaire currently serve on the Compensation Committee. Each member of the committee satisfies the independence standards specified in Rule 4200(a)(15) of the NASDAQ Marketplace Rules and the related rules of the SEC. Each of the current members of the Compensation Committee is a "non-employee director" under Section 16 of the Exchange Act and an "outside director" for purposes of Section 162(m) of the Code. Our Board of Directors has adopted a charter for the Compensation Committee, a copy of which is posted on our website at www.livedeal.com. The committee met four times during fiscal 2008.

Audit Committee. The purpose of the Audit Committee is to assist our Board of Directors in overseeing (i) the integrity of our Company's accounting and financial reporting processes, the audits of our financial statements, as well as our systems of internal controls regarding finance, accounting, and legal compliance; (ii) our Company's compliance with legal and regulatory requirements; (iii) the qualifications, independence and performance of our independent public accountants; (iv) our Company's financial risk; and (v) our Company's internal audit function. In carrying out this purpose, the Audit Committee maintains and facilitates free and open communication between the Board, the independent public accountants, and our management. Mr. LeClaire (Chairman), Mr. Butler and Ms. Bolton currently serve on the Audit Committee. Each member of the committee satisfies the independence standards specified in Rule 4200(a)(15) of the NASDAQ Marketplace Rules and the related rules of the SEC and has been determined by the Board of Directors to be "financially literate" with accounting or related financial management experience. The Board has also determined that Mr. LeClaire is an "audit committee financial expert" as defined under SEC rules and regulations, and qualifies as a financially sophisticated audit committee member as required under Rule 4350(d)(2)(A) of the NASDAQ Marketplace Rules. Our Board of Directors has adopted a charter for the Audit Committee, a copy of which is posted on our website at www.livedeal.com. The Audit Committee met seven times during fiscal 2008.

Compensation Committee Interlocks and Insider Participation. There were no interlocking relationships between our Company and other entities that might affect the determination of the compensation of our executive officers.

What are the procedures of the Corporate Governance and Nominating Committee in making nominations?

The Corporate Governance and Nominating Committee establishes and periodically reviews the criteria and qualifications for board membership and the selection of candidates to serve as directors of our Company. In determining whether to nominate a candidate for director, the Corporate Governance and Nominating Committee considers the following criteria, among others:

- the candidate's integrity and ethical character;
- whether the candidate is "independent" under applicable SEC, NASDAQ and other rules;
- whether the candidate has any conflicts of interest that would materially impair his or her ability to exercise independent judgment as a member of our Board or otherwise discharge the fiduciary duties owed by a director to LiveDeal and our stockholders;
- the candidate's ability to represent all of our stockholders without favoring any particular stockholder group or other constituency of LiveDeal;
- the candidate's experience (including business experience relevant to LiveDeal and/or its industry), leadership qualities and commitment to devoting the amount of time required to be an active member of our Board and its committees; and
- the committee's desire to nominate directors from diverse business and personal backgrounds.

The committee has the authority to retain a search firm to identify director candidates and to approve any fees and retention terms of the search firm's engagement, although the committee has not recently engaged such a firm.

Although the committee has not specified any minimum criteria or qualifications that each director must meet, the committee conducts its nominating process in a manner designed to ensure that the Board continues to meet applicable requirements under SEC and NASDAQ rules (including, without limitation, as they relate to the composition of the Audit Committee).

Our Board of Directors is of the view that the continuing service of qualified incumbents promotes stability and continuity in the boardroom, giving our Company the benefit of the familiarity and insight into our Company's affairs that its directors have accumulated during their tenure, while contributing to the Board's ability to work as a collective body. Accordingly, the process of the Corporate Governance and Nominating Committee for identifying nominees reflects the practice of re-nominating incumbent directors who continue to satisfy the committee's criteria for membership on the Board, who the committee believes will continue to make important contributions to the Board, and who consent to continue their service on the Board.

What are our policies and procedures with respect to director candidates who are nominated by security holders?

The Corporate Governance and Nominating Committee will consider director candidates recommended by our stockholders under criteria similar to those used to evaluate candidates nominated by the committee (including those listed above). In considering the potential candidacy of persons recommended by stockholders, however, the committee may also consider the size, duration and any special interest of the recommending stockholder (or group of stockholders) in LiveDeal's common stock.

Stockholders who desire to recommend a nominee for election to our Board must follow the following procedures:

- Recommendations must be submitted to the Company in writing, addressed to our Chief Financial Officer at the Company's principal headquarters.
- Recommendations must include all information reasonably deemed by the recommending stockholder to be relevant to the committee's consideration, including (at a minimum):
  - the name, address and telephone number of the potential candidate;
  - the number of shares of LiveDeal's common stock owned by the recommending stockholder (or group of stockholders), and the time period for which such shares have been held;
  - if the recommending stockholder is not a stockholder of record according to the books and records of the Company, a statement from the record holder of the shares (usually a broker or bank) verifying the holdings of the stockholder;
  - a statement from the recommending stockholder as to whether s/he has a good faith intention to continue to hold the reported shares through the date of LiveDeal's next annual meeting (at which the candidate would be elected to the Board);
  - with respect to the recommended nominee:
    - the information required by Item 401 of Regulation S-K (generally providing for disclosure of the name, address, any arrangements or understandings regarding the nomination and the five-year business experience of the proposed nominee, as well as information about the types of legal proceedings within the past five years involving the nominee);
    - the information required by Item 403 of Regulation S-K (generally providing for disclosure regarding the proposed nominee's ownership of securities of LiveDeal); and
    - the information required by Item 404 of Regulation S-K (generally providing for disclosure of transactions in which LiveDeal was or is to be a participant involving more than $120,000 and in which the nominee had or will have any direct or indirect material interest and certain other

types of business relationships with LiveDeal);

  - a description of all relationships between the proposed nominee and the recommending stockholder and any arrangements or understandings between the recommending stockholder and the nominee regarding the nomination;
  - a description of all relationships between the proposed nominee and any of LiveDeal's competitors, customers, suppliers, labor unions or other persons with special interests regarding LiveDeal;
  - a description of the contributions that the nominee would be expected to make to the Board and the governance of LiveDeal; and
  - a statement as to whether, in the view of the stockholder, the nominee, if elected, would represent all stockholders and not serve for the purpose of advancing or favoring any particular stockholder or other constituency of LiveDeal.

- The nominating recommendation must be accompanied by the consent of the proposed nominee to be interviewed by the Corporate Governance and Nominating Committee and other Board members and, if elected, to serve as a director of LiveDeal.
- A stockholder nomination must be received by LiveDeal, as provided above, not later than 120 calendar days prior to the first anniversary of the date of the proxy statement for the prior annual meeting.
- If a recommendation is submitted by a group of two or more stockholders, the information regarding the recommending stockholders must be submitted with respect to each stockholder in the group (as the term group is defined under SEC regulations).

What is our policy on director attendance at our Annual Meetings?

The Board does not have a formal policy regarding director attendance at the Company's annual meeting of stockholders, but all directors are encouraged to attend. All of our directors attended our 2008 Annual Meeting. All directors standing for re-election anticipate attending the 2009 Annual Meeting.

How are directors compensated?

Our directors receive a base fee of $36,000 per year for their service on the Board, which is payable in monthly installments. Additionally, committee chairpersons are paid an additional $10,000 per year, payable monthly. Upon election to the Board, directors are generally awarded 10,000 shares of restricted common stock.

Does the Company have a code of ethics?

We have adopted a code of ethics that applies to all directors, officers, and employees of our Company, including the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. We have filed our code of ethics as an exhibit to our quarterly report on Form 10-QSB for the period ended March 31, 2004. In addition, our code of ethics is posted under "Investor Relations" on our Internet website at www.livedeal.com. We will mail a copy of our code of ethics at no charge upon request submitted to LiveDeal, Inc., Attention: Investor Relations, 2490 East Sunset Road, Suite 100, Las Vegas, Nevada 89120. If we make any amendment to, or grant any waivers of, a provision of the code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller where such amendment or waiver is required to be disclosed under applicable SEC rules, we intend to disclose such amendment or waiver and the reasons therefor on Form 8-K or on our Internet website at www.livedeal.com.

Certain Legal Proceedings Involving Directors and/or Officers of the Company

On July 16,2008, Mr. Cunningham, the former Chairman of our Board of Directors and the Company's Audit Committee who remains a director of the Company as of the date of this Proxy Statement, filed a complaint with the U.S. Department of Labor's Occupational Safety and Health Administration ("OSHA") alleging that the Company and certain members of our Board of Directors had engaged in discriminatory employment practices in violation of the Sarbanes-Oxley Act of 2002's statutory protections for corporate whistleblowers when the Board removed him as Chairman on May 22, 2008. In his complaint, Mr. Cunningham asked OSHA to order his appointment as Chief Executive Officer of the Company or, in the alternative, to order his reinstatement as Chairman of the Board. Mr. Cunningham also sought back pay, special damages and litigation costs. As previously disclosed by the Company, at the time we received the notice, our Board of Directors had already formed a Special Committee to investigate the matters raised by Mr. Cunningham in a preliminary draft of his OSHA complaint, which his attorney provided to the Company on June 26, 2008. OSHA's and the Special Committee's investigations are ongoing as of the date of this Proxy Statement.

PROPOSAL TO AMEND OUR
2003 STOCK PLAN
(Proposal No. 2)

General Information

We are asking our stockholders to approve an amendment to our 2003 Stock Plan, which would (i) provide for the grant of stock options under the plan, (ii) increase the number of shares authorized for issuance under the plan from 800,000 shares to 1,400,000 shares, and (iii) ensure the plan's technical compliance with Section 409A of the Code (collectively, the "Amendment"). As of January 21, 2009, 214,808 shares remained available for future grants under the 2003 Stock Plan. In January, 2009, the Board of Directors, acting as the Plan Committee, approved the Amendment, subject to stockholder approval at the 2009 Annual Meeting. The Amendment will not be effective unless and until stockholder approval is obtained. If our stockholders approve the Amendment, the amendments to our 2003 Stock Plan set forth therein will be effective as of September 19, 2008 (the "Effective Date").

The Board of Directors believes that the Company's ability to grant awards (including stock options) under the 2003 Stock Plan, and as amended by the Amendment, will promote the success and enhance the value of the Company by linking the personal interest of participants to those of the Company's stockholders and by providing participants with an incentive for outstanding performance. The Board of Directors believes that the 2003 Stock Plan helps the Company attract, retain and motivate employees, officers and directors. In addition, the Board of Directors believes that increasing the number of shares available for issuance under the 2003 Stock Plan is appropriate in light of the fact that the Company has repurchased and retired 465,824 shares of its common stock since October 1, 2007. The resulting decrease in the number of shares of our common stock that are issued and outstanding will mitigate any dilutive impact on current stockholders that this proposal would otherwise have. For those reasons, the Board of Directors believes that an increase in the number of shares available for issuance in future years, as proposed, is in the best interests of the Company and its stockholders.

The 2003 Stock Plan currently provides for the grant of restricted stock, performance share awards and performance-based awards to eligible individuals. If the Amendment is approved, the Company will also be able to grant incentive and non-qualified stock options to eligible individuals under the 2003 Stock Plan from and after the Effective Date. A summary of the principal provisions of the 2003 Stock Plan, as the plan is proposed to be amended, is set forth below. The summary of the provisions set forth in the Amendment is qualified by reference to the full text of the Amendment, which is included as Appendix A to this Proxy Statement.

Administration

The 2003 Stock Plan is administered by a committee of the Board of Directors (the "Committee"). If the Board does not appoint a Committee, the 2003 Stock Plan is administered by the Board of Directors and all references in the 2003 Stock Plan to the Committee shall refer to the Board. The Committee has the exclusive authority to administer the 2003 Stock Plan, including the power to determine eligibility; the types and sizes of awards; the price and timing of awards; and any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an award, and accelerations or waivers thereof.

Eligibility

Persons eligible to participate in the 2003 Stock Plan include all employee and non-employee service providers of the Company or any of our subsidiaries, as determined by the Committee.

Limitation on Awards and Shares Available

An aggregate of 1,400,000 shares of our common stock would be available for grant under the 2003 Stock Plan, as amended (of which, 585,192 shares have been granted as of January 21, 2009). Currently, 800,000 shares of our common stock are available for grant under the plan. The maximum number of shares of common stock payable in the form of performance-based awards to any one participant for a performance period is 100,000 shares, or in the event the performance-based award is paid in cash, the maximum is determined by multiplying 100,000 by the fair market value of one share of stock as of the date of grant of the performance-based award.

Awards

The 2003 Stock Plan provides for the grant of restricted stock, performance shares and performance-based awards. If the Amendment is approved, the Company will also be able to grant incentive and non-qualified stock options to eligible individuals under the 2003 Stock Plan from and after the Effective Date. No determination has been made as to the types or amounts of future awards that will be granted to specific individuals under the 2003 Stock Plan.

A restricted stock award is the grant of shares of common stock at a price determined by the Committee (including zero), that is nontransferable and subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing employment or achieving performance goals. During the period of restriction, participants holding shares of restricted stock may have full voting and dividend rights with respect to such shares. The restrictions will lapse in accordance with a schedule or other conditions determined by the Committee. A grant of performance shares gives the recipient rights that are valued and payable to or exercisable by the recipient as established by the Committee upon the grant or thereafter.

Grants of performance-based awards under the 2003 Stock Plan enable the Committee to treat restricted stock awards and performance share awards granted under the 2003 Stock Plan as "performance-based compensation" under Section 162(m) of the Code and preserve the deductibility of these awards for federal income tax purposes. Because Section 162(m) of the Code only applies to those employees who are "covered employees," as defined in Section 162(m) of the Code, only individuals who are, or could be, covered employees are eligible to receive performance-based awards.

Participants are only entitled to receive payment for a performance-based award for any given performance period to the extent that pre-established performance goals set by the Committee for the period are satisfied. These pre-established performance goals must be based on one or more of the following performance criteria: pre- or after-tax net earnings, sales or revenue, operating earnings, operating cash flow, return on net assets, return on shareholders' equity, return on assets, return on capital, shareholder returns, gross or net profit margin, earnings per share, price per share, and market share. These performance criteria may be measured in absolute terms or as compared to any incremental increase or as compared to results of a peer group. With regard to a particular performance period, the Committee shall have the discretion to select the length of the performance period, the type of performance-based awards to be granted, and the goals that will be used to measure the performance for the period. In determining the actual size of an individual performance-based award for a performance period, the Committee may reduce or eliminate (but not increase) the award. Generally, a participant will have to be employed on the date the performance-based award is paid to be eligible for a performance-based award for that period.

If the Amendment is approved by our stockholders, the Committee would be authorized to grant stock options to participants in the 2003 Stock Plan. Such stock options could be in the form of "incentive stock options" ("ISOs") (meaning an option that is intended to meet the requirements of Section 422 of the Code) or "non-qualified stock options" (meaning an option that is not intended to be an incentive stock option). In no event will the exercise price per share of our common stock under any option granted be less than the fair market value of such share of common stock as of the date of grant. The Committee will generally have broad discretion to determine the terms and conditions of grants of stock options, including the exercise period (subject to a limit of 10 years).

To the extent that any stock options were granted under the 2003 Stock Plan prior to our stockholders approval of the Amendment, such awards are expressly conditioned upon stockholder approval.

Amendment and Termination

The Committee, subject to approval of the Board of Directors, may terminate, amend, or modify the 2003 Stock Plan at any time; provided, however, that stockholder approval must be obtained for any amendment to the extent necessary to comply with any applicable law, regulation or stock exchange rule.

Federal Income Tax Consequences

The information set forth above is a summary only and does not purport to be complete. In addition, the information is based upon current federal income tax rules and therefore is subject to change when those rules change. Moreover, because the tax consequences to any recipient may depend on his particular situation, each recipient should consult the recipient's tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired as a result of an award. The 2003 Stock Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

Non-qualified Stock Options

Generally, there is no taxation upon the grant of a nonqualified stock option. On exercise, an optionee will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the stock over the exercise price. If the optionee is our employee or an employee of an affiliate, that income will be subject to withholding tax. The optionee's tax basis in those shares will be equal to their fair market value on the date of exercise of the option, and the optionee's capital gain holding period for those shares will begin on that date.

Subject to the requirement of reasonableness, the provisions of Section 162(m) and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the optionee.

Incentive Stock Options

Under the Code, an optionee generally is not subject to ordinary income tax upon the grant or exercise of an ISO. In addition, if the optionee holds a share received on exercise of an ISO for at least two years from the date the option was granted and at least one year from the date the option was exercised, which we refer to as the "Required Holding Period," the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the holder's tax basis in that share will be long-term capital gain or loss.

If, however, an optionee disposes of a share acquired on exercise of an ISO before the end of the Required Holding Period, which we refer to as a "Disqualifying Disposition," the optionee generally will recognize ordinary income in the year of the Disqualifying Disposition equal to the excess, if any, of the fair market value of the share on the date the ISO was exercised over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the option, the amount of ordinary income recognized by the optionee will not exceed the gain, if any, realized on the sale. If the amount realized on a Disqualifying Disposition exceeds the fair market value of the share on the date of exercise of the option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired on exercise of an ISO exceeds the exercise price of that option generally will be an adjustment included in the optionee's alternative minimum taxable income for the year in which the option is exercised. If, however, there is a Disqualifying Disposition of the share in the year in which the option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. If there is a Disqualifying Disposition in a later year, no income with respect to the Disqualifying Disposition is included in the optionee's alternative minimum taxable income for that year. In computing alternative minimum taxable income, the tax basis of a share acquired on exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the option is exercised.

We are not allowed an income tax deduction with respect to the grant or exercise of an incentive stock option or the disposition of a share acquired on exercise of an incentive stock option after the Required Holding Period. However, if there is a Disqualifying Disposition of a share, we are allowed a deduction in an amount equal to the ordinary income includible in income by the optionee, provided that amount constitutes an ordinary and necessary business expense for us and is reasonable in amount, and either the employee includes that amount in income or we timely satisfy our reporting requirements with respect to that amount.

Stock Awards

Generally, the recipient of a stock award will recognize ordinary compensation income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is not vested when it is received (for example, if the employee is required to work for a period of time in order to have the right to sell the stock, as is the case with our grant of shares of restricted stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days of his or her receipt of the stock award, to recognize ordinary compensation income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient in exchange for the stock.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired as stock awards will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested. Subject to the requirement of reasonableness, the provisions of Section 162(m) and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock award.

Section 162 Limitations

Section 162(m) denies a deduction to any publicly-held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to such covered employee exceeds $1 million. It is possible that compensation attributable to stock awards, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year. For purposes of Section 162(m), the term "covered employee" means our principal executive officer and our three highest compensated officers as of the end of a taxable year as disclosed in our filings with the SEC. Certain kinds of compensation, including qualified "performance-based" compensation, are disregarded for purposes of the Section 162(m) deduction limitation. In accordance with Treasury regulations issued under Section 162(m), compensation attributable to certain stock awards will qualify as performance-based compensation if the award is granted by a committee of the Board of Directors consisting solely of "outside directors" and the stock award is granted (or exercisable) only upon the achievement (as certified in writing by the committee) of an objective performance goal established in writing by the committee while the outcome is substantially uncertain, and the material terms of the plan under which the award is granted is approved by stockholders. A stock option may be considered "performance-based" compensation as described in previous sentence or by meeting the following requirements: the incentive compensation plan contains a per-employee limitation on the number of shares for which stock options may be granted during a specified period, the material terms of the plan are approved by the stockholders, and the exercise price of the option or right is no less than the fair market value of the stock on the date of grant.

The regulations under Section 162(m) require that the directors who serve as members of the Committee must be "outside directors." This limitation would exclude from the Committee directors who are (i) our current employees or those of one of our affiliates, (ii) our former employees or those of one of our affiliates who is receiving compensation for past services (other than benefits under a tax-qualified pension plan), (iii) our current and former officers or those of one of our affiliates, (iv) directors currently receiving direct or indirect remuneration from us or one of our affiliates in any capacity other than as a director, and (v) any other person who is not otherwise considered an "outside director" for purposes of

Section 162(m). The definition of an "outside director" under Section 162(m) is generally narrower than the definition of a "non-employee director" under Rule 16b-3 of the Exchange Act.

New Plan Benefits

Benefits granted to our employees and other eligible persons under the 2003 Stock Plan are made on a discretionary basis by the Committee. Accordingly, it is not possible to determine the benefits that will be received by our executive officers and other plan participants in fiscal 2009. As of the date of this Proxy Statement, no awards have been granted under the 2003 Stock Plan on the basis of the share increase provided for in the Amendment.

Stock Options and Restricted Stock

The table below shows, as to our Named Executive Officers (as defined elsewhere in this Proxy Statement) and the other individuals and groups indicated, the (i) grants of restricted stock and (ii) number of shares of common stock subject to option grants made under the 2003 Stock Plan, for our 2008 fiscal year, together with the weighted average exercise price payable per share in the case of the stock options.

Plan Benefits

2003 Stock Plan

Name and Position	Restricted Stock Grants	Number of Shares Underlyin g Option Awards	Weighted Average Exercise Price
Michael Edelhart, Chief Executive Officer	10,000	150,000	$1.90
Daniel L. Coury, Sr., Former Chief Executive Officer	-	-	-
Rajesh Navar, Former President	-	-	-
Gary L. Perschbacher, Chief Financial Officer	-	-	-
John Raven, President and Chief Operating Officer	-	-	-
All Executive Officers as a Group	10,000	150,000	$1.90
All Non-Executive Directors as a Group	30,000	-	-
All Non-Executive Officer Employees as a Group	-	-	-

Vote Required for Approval of Amendment

Approval of the Amendment requires the affirmative vote of a majority of the shares for which votes are cast, in person or by valid proxy, at a meeting at which a quorum is present.

Our Board of Directors recommends a vote FOR the proposal to amend our 2003 Stock Plan.

RATIFICATION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Proposal No. 3)

Audit Committee Appointment – Mayer Hoffman McCann P.C.

Our Audit Committee, pursuant to authority granted to it by our Board of Directors, has selected Mayer Hoffman McCann P.C., certified public accountants, as independent auditors to examine our annual consolidated financial statements for the fiscal year ending September 30, 2009. Our Board is submitting this proposal to the vote of the stockholders in order to ratify the Audit Committee's selection. If stockholders do not ratify the selection of Mayer Hoffman McCann P.C., the Audit Committee will reconsider its selection of our independent registered public accounting firm for fiscal 2009, although the Audit Committee will be under no obligation to change its selection.

Audit and Other Fees

We have paid or expect to pay the following fees to our independent registered public accounting firm for work performed in 2008 and 2007 or attributable to the audit of our 2008 and 2007 consolidated financial statements:

	2008	2007
Audit Fees	$ 149,800	$ 135,150
Audit-Related Fees	9,250	73,500
Tax Fees	24,375	16,800
All Other Fees	26,500	2,500
Total	209,925	227,950

Each year, the Audit Committee approves the annual audit engagement in advance. The Audit Committee also has established procedures to pre-approve all non-audit services provided by the Company's independent registered public accounting firm. All 2008 and 2007 non-audit services listed above were pre-approved.

Audit Fees: This category includes the audit of our annual financial statements and review of financial statements included in our annual and period reports that are filed with the SEC. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements, and the preparation of an annual "management letter" on internal control and other matters.

Audit-Related Fees: This category consists of assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under "Audit Fees."

Tax Fees: This category consists of professional services rendered by Mayer Hoffman McCann P.C. for tax compliance and tax advice. The services for the fees disclosed under this category include technical tax advice.

All Other Fees: In fiscal 2007, these fees were related to the Company's transition from Moss Adams to Mayer Hoffman McCann P.C. In fiscal 2008, these fees were related to preparing the Company's response to a comment letter dated April 17, 2008 that it received from the SEC in connection with certain of the Company's past filings with the SEC. All of the SEC's comments have been resolved as of the date of this Proxy Statement.

Attendance of Mayer Hoffman McCann P.C. at 2009 Annual Meeting

Representatives of Mayer Hoffman McCann P.C. are not expected to be present at the 2009 Annual Meeting.

Vote Required to Ratify Appointment of Mayer Hoffman McCann P.C.

The affirmative vote of a majority of the shares for which votes are cast, in person or by valid proxy, at the Annual Meeting is required to ratify the selection of Mayer Hoffmann McCann P.C. as the Company's independent registered public accounting firm for fiscal 2009. An abstention counts as a vote cast and, therefore, effectively counts as a vote against this proposal.

Our Board of Directors recommends a vote FOR ratification of Mayer Hoffman McCann P.C. as our independent registered public accounting firm for fiscal 2009.

EXECUTIVE OFFICERS

Our executive management consists of the following personnel:

Michael Edelhart
Chief Executive Officer

Mr. Edelhart has served as a director of our Company since May 22, 2008 and as our Chief Executive Officer since June 1, 2008. Mr. Edelhart was previously Managing Director of First30 Services, LLC, a consulting firm that he founded to serve new companies in their early stages, from February 2008 until his appointment as the Company's CEO. Mr. Edelhart has also served as an advisor to Infovell, Inc., a technology company, and chairman of the board of Olive Software, Inc., an XML software developer. Previously, Mr. Edelhart was Chief Executive Officer of Zinio Systems, Inc., which produces and distributes magazines in digital form, from January 2002 until June 2004. Mr. Edelhart has also served as a senior director of an investment company, editor of various technology magazines and Internet strategies consultant to such companies as Bloomberg, Reuters and AARP. Mr. Edelhart has also authored more than 25 books, and he holds a Bachelor of Science degree in journalism (summa cum laude) from the University of Northern Colorado. Age: 57.

Rajeev Seshadri
Chief Financial Officer

Mr. Seshadri has served as our Chief Financial Officer since January 9, 2009. From 2002 until 2008, Mr. Seshadri, was CFO of UFC, Inc., a participant in the perimeter security industry. Mr. Seshadri participated in leading UFC, Inc. from a start-up company to generating more than $25 million in annual sales through strategic acquisitions and organic growth. Previously, Mr. Seshadri served twice as a principal of Chestnut Associates, a management services company, from 2000-2002 and 1991-1996; as CFO of Cybercsi.com, an Internet services company, from 1999-2000; and as CEO and CFO of Chinese Media Group, a media and publishing company, from 1996-1999. Mr. Seshadri has extensive experience in administration, operations, marketing, corporate finance and mergers and acquisitions. He was nominated for the Entrepreneur of the Year award in 1990 by Ernst & Young, Merrill Lynch and INC. magazine. Mr. Seshadri holds an MBA degree, with distinction, from the University of Michigan (Ann Arbor), and a B.Tech. degree in Mechanical Engineering from IIT, Kanpur in India. He is also a member of several professional organizations. Age: 57.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The purpose of this Compensation Discussion and Analysis ("CD&A") is to provide material information about the Company's compensation philosophy, objectives and other relevant policies and to explain and put into context the material elements of the disclosure that follows in this Proxy Statement with respect to the compensation of our Named Executive Officers. For fiscal 2008, the Company's Named Executive Officers were:

Michael Edelhart, Chief Executive Officer (from and after June 1, 2008);
Daniel L. Coury, Sr., Chief Executive Officer (until May 19, 2008);
Rajesh Navar, President (until May 13, 2008);
Gary L. Perschbacher, Chief Financial Officer; and
John Raven, President (from and after May 13, 2008) and Chief Operating Officer.

The Compensation Committee

The Compensation Committee annually reviews the performance and compensation of the Chief Executive Officer and the Company's other executive officers. Additionally, the Compensation Committee reviews compensation of outside directors for service on the Board and for service on committees of the Board, and administers the Company's stock plans.

Role of Executives in Determining Executive Compensation

The Chief Executive Officer provides input to the Compensation Committee regarding the performance of the other Named Executive Officers and offers recommendations regarding their compensation packages in light of such performance. The Compensation Committee is ultimately responsible, however, for determining the compensation of the Named Executive Officers, including the Chief Executive Officer.

Compensation Philosophy and Objectives

The Compensation Committee and the Board of Directors believe that the Company's compensation programs for its executive officers should reflect the Company's performance and the value created for its stockholders. In addition, we believe the compensation programs should support the goals and values of the Company and should reward individual contributions to the Company's success. Specifically, the Company's executive compensation program is intended to:

- attract and retain the highest caliber executive officers;
- drive achievement of business strategies and goals;
- motivate performance in an entrepreneurial, incentive-driven culture;
- closely align the interests of executive officers with the interests of the Company's stockholders;
- promote and maintain high ethical standards and business practices; and
- reward results and the creation of stockholder value.

Factors Considered in Determining Compensation; Components of Compensation

The Compensation Committee makes executive compensation decisions on the basis of total compensation, rather than on separate freestanding components. We attempt to create an integrated total compensation program structured to balance both short and long-term financial and strategic goals. Our compensation should be competitive enough to attract and retain highly skilled individuals. In this regard, we utilize a combination of between two to four of the following types of compensation to compensate our executive officers:

- base salary, which increases by 10% each year during the term of their employment agreement;
- performance bonuses, which may be earned annually depending on the Company's achievement of pre-established goals;
- cash bonuses given at the discretion of the Board; and
- equity compensation, consisting of restricted stock and/or stock options.

The Compensation Committee periodically reviews each executive officer's base salary and makes appropriate recommendations to the Board of Directors. Salaries are based on the following factors:

- the Company's performance for the prior fiscal years and subjective evaluation of each executive's contribution to that performance;
- the performance of the particular executive in relation to established goals or strategic plans; and
- competitive levels of compensation for executive positions based on information drawn from compensation surveys and other relevant information.

Performance bonuses and equity compensation are awarded based upon the recommendation of the Compensation Committee. Restricted stock is granted under the 2003 Stock Plan and is priced at 100% of the closing price of the Company's common stock on the date of grant. Subject to stockholder approval as discussed elsewhere in this Proxy Statement, incentive and/or non-qualified stock options are generally granted under the 2003 Stock Plan, as well, with the exercise price of such options set at 100% of the closing price of the Company's common stock on the date of grant. These grants are made with a view to linking executives' compensation to the long-term financial success of the Company.

Use of Benchmarking and Compensation Peer Groups

The Compensation Committee did not utilize any benchmarking measure in fiscal 2008 and traditionally has not tied compensation directly to a specific profitability measurement, market value of the Company's common stock or benchmark related to any established peer or industry group. Salary increases are based on the terms of the Named Executive Officers' employment agreements and correlated with the Board's and the Compensation Committee's assessment of each Named Executive Officer's performance. The Company also generally seeks to increase or decrease compensation, as appropriate, based upon changes in an executive officer's functional responsibilities within the Company. Historically, the Compensation Committee has not used outside consultants in determining the compensation of the Company's Named Executive Officers, and no such consultants were engaged during fiscal 2008.

Compensation of Chief Executive Officer

As Chief Executive Officer of the Company, Mr. Edelhart's compensation is based on his employment agreement with the Company, which provides for a minimum base salary, the minimum benefits to which he is entitled under the compensation plans available to the Company's senior executive officers and payments or other benefits he is entitled to receive upon termination of his employment. Mr. Edelhart employment agreement, as described more fully below, was entered into on October 1, 2008.

Other Compensation Policies and Considerations

The intention of the Company has been to compensate the Named Executive Officers in a manner that maximizes the Company's ability to deduct such compensation expenses for federal income tax purposes. However, the Compensation Committee has the discretion to provide compensation that is not "performance-based" under Section 162(m) of the Code it determines that such compensation is in the best interests of the Company and its stockholders. For fiscal 2008, the Company expects to deduct all compensation expenses paid to the Named Executive Officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Michael Edelhart, Chief Executive Officer (2)	2008	70,000 (2)	-	27,500 (3)	10,155 (4)	-	-	-	107,655
	2007	-	-	-	-	-	-	-	-
Daniel L. Coury, Sr., Former Chief Executive Officer (5)	2008	292,304	150,000	301,501	-	-	-	559,969 (6)	1,303,774
	2007	458,931	150,000	88,000	-	-	-	90,284 (7)	787,215
Rajesh Navar, Former President (8)	2008	128,217	-	-	-	-	-	21,783 (9)	150,000
	2007	92,750 (10)	-	-	-	-	-	-	92,750
Gary L. Perschbacher, Chief Financial Officer	2008	187,160	4,250	-	-	-	-	17,047 (11)	208,457
	2007	203,052 (12)	-	-	-	-	-	-	203,052
John Raven, President and Chief Operating Officer	2008	230,831	5,000	-	-	-	-	24,200 (13)	268,781
	2007	244,808	5,000	-	-	-	-	-	249,808

(1) The amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended September 30, 2008, in accordance with Financial Accounting Standards Board Statement 123(R) ("FAS 123(R)"), of restricted stock awards issued pursuant to the 2003 Stock Plan (i.e., grant date fair value amortized over the requisite service period, but disregarding any estimate of forfeitures relating to service based vesting conditions). For restricted stock awards, fair value is calculated using the closing price on the grant date as if these awards were vested and issued on the grant date. These amounts reflect LiveDeal's accounting expense for these awards, and do not correspond to the actual value that may be recognized by the Named Executive Officers.

(2) Mr. Edelhart was appointed Chief Executive Officer of the Company effective as of June 1, 2008 at an initial base salary of $250,000 per year.

(3) Restricted stock granted to Mr. Edelhart in connection with his election to the Company's Board of Directors on May 22, 2008. Vests in three equal installments on the first, second and third anniversaries of the date of grant. Amount based on the per share closing price ($2.75) of the Company's common stock, as reported on the NASDAQ Capital Market, on the date of grant.

(4) Option granted to Mr. Edelhart in connection with his appointment as the Company's Chief Executive Officer on June 1, 2008. The option was fully vested as of September 30, 2008. Amount based on the dollar amount recognized by the Company for financial statement reporting purposes in accordance with FAS 123(R), which was computed using the Black Scholes option pricing model assuming 95.9% volatility, a risk-free interest rate of 2.2% and an expected term of 5.0 years.

(5) Mr. Coury employment as Chief Executive Officer of the Company was terminated on May 19, 2008.

(6) Includes a lump-sum severance payment of $496,000 and a $63,969 payment for accrued but unused vacation in connection with Mr. Coury's termination as Chief Executive Officer of the Company on May 19, 2008.

(7) This amount represents the fair market value of an automobile that was provided to Mr. Coury in part because of his role in facilitating the Company's Attorneys' General Settlement.
(8) Mr. Navar resigned as President of the Company on May 13, 2008.
(9) Includes a $21,783 payment for accrued but unused vacation.
(10) Mr. Navar joined the Company as President on June 6, 2007, at an annual salary of $300,000.
(11) Includes a $17,047 payment for accrued but unused vacation.
(12) Of this amount, $168,049 was paid to Mr. Perschbacher directly and $35,003 was paid to Tatum LLC, an executive services and consulting firm in which Mr. Perschbacher is a partner.
(13) Includes a $24,200 payment for accrued but unused vacation.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth information regarding grants of plan-based awards to the Named Executive Officers during the fiscal year that ended on September 30, 2008, all of which were made under the Company's 2003 Stock Plan.

		Estimated Future Payouts Under Non Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Shares of Stock or Units	Exercise Price of Option Award	Grant Date Fair Value of Option or Stock Awards
Name and Principal Position	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)		
Michael Edelhart, Chief Executive Officer	5/22/08	-	-	-	-	-	-	10,000 (1)	-	-	$27,500 (2)
Daniel L. Coury, Sr., Former Chief Executive Officer	-	-	-	-	-	-	-	-	-	-	-
Rajesh Navar, Former President	-	-	-	-	-	-	-	-	-	-	-
Gary L. Perschbacher, Chief Financial Officer	-	-	-	-	-	-	-	-	-	-	-
John Raven, President and Chief Operating Officer	-	-	-	-	-	-	-	-	-	-	-

(1) Restricted stock granted to Mr. Edelhart in connection with his election to the Company's Board of Directors. Vests in three equal installments on the first, second and third anniversaries of the date of grant.
(2) Based on the per share closing price ($2.75) of the Company's common stock, as reported on the NASDAQ Capital Market, on the date of grant.

EMPLOYMENT AGREEMENTS

Michael Edelhart

Mr. Edelhart was hired by the Company to serve as its interim Chief Executive Officer for an initial term of three months (subject to review on a quarterly basis), effective as of June 1, 2008. Mr. Edelhart and the Company entered into an employment agreement on that date, which was subsequently amended on July 1, 2008 (extending the term for an additional month) and amended and restated on October 1, 2008. Mr. Edelhart's restated employment agreement provides for a three-year term (from October 1, 2008), a base salary of $250,000 per year, and annual cash bonus eligibility of $60,000 if the Company achieves certain performance objectives established by the Company's Board of Directors and/or its Compensation Committee.

Mr. Edelhart also received an option to purchase 150,000 shares of the Company's common stock under the Company's 2003 Stock Plan. The option grant, which is subject to stockholder approval as described elsewhere in this Proxy Statement, vests in 48 equal monthly installments. Mr. Edelhart's options would immediately accelerate and vest upon any change of control of the Company (if Mr. Edelhart's employment was terminated from and after such change of control). Finally, the restated employment agreement provides that the Company will reimburse Mr. Edelhart for reasonable business expenses and allow him to participate in its regular benefit programs.

Daniel L. Coury, Sr.

On September 19, 2006, we entered into an employment agreement with Mr. Coury, which provided for his service as the Company's Chief Executive Officer. Pursuant to his employment agreement, Mr. Coury received a base salary of $420,000, plus 10% annual salary increases, beginning with the Company's 2008 fiscal year; a $150,000 annual bonus, provided the Company achieves certain performance measures as established by the Company's Board of Directors; a one-time bonus of $150,000 upon the Company's listing on a national securities exchange; and a grant of 10,000 shares of restricted stock of the Company ("Restricted Shares"), which was scheduled to vest upon the earlier to occur of three years or a "change of control" (as defined in the Company's 2003 Stock Plan); provided, however, that Mr. Coury was obligated to return one-third of the Restricted Shares at the end of each fiscal year unless certain performance targets are reached for that fiscal year.

Additionally, in the event that Mr. Coury terminated his employment for "good reason" or the Company terminated his employment other than for "Cause" or on account of his death or "disability," as each of those terms was defined in the employment agreement, Mr. Coury would receive 12 months of continuing salary, and all restricted stock granted to Mr. Coury prior to the employment agreement and the portion of the Restricted Shares that remained unvested and for which the annual risk of forfeiture has lapsed due to annual performance targets being achieved would be immediately accelerated.

The Company terminated Mr. Coury's employment as our Chief Executive Officer on and as of May 19, 2008, at which point the employment agreement was also terminated. In accordance with the agreement's terms (pertaining to a termination other than for Cause), the Company paid Mr. Coury (i) his earned but unpaid salary and vacation through May 19, 2008 and (ii) a one-time lump sum payment of $496,000 (equal to 12 months of his then current salary) in connection with his departure. Of the 155,000 shares of restricted stock of the Company that Mr. Coury held as of the date of his termination, 111,667 shares immediately vested and the remaining 43,333 shares were forfeited and cancelled. The Company agreed to maintain Mr. Coury on its health, dental and disability benefit plans for a period of 12 months. As required under the employment agreement, Mr. Coury provided the Company with a general release of any and all claims relating to his employment and/or the termination thereof in consideration of the payments described above.

Rajesh Navar

In connection with the Company's acquisition of LiveDeal, Inc. on June 6, 2007, the Company entered into a three-year employment agreement with Mr. Navar. The agreement provided for a base salary of $300,000 per year plus participation in the Company's health, disability and dental benefits, insurance programs, pension and retirement plans, and all other employee benefit and compensation arrangements available to other senior officers of the Company. Commencing in the second year, Mr. Navar's annual salary was to be increased on an annual basis at a rate of at least 10% of the preceding year's annual salary. The Company also reimbursed Mr. Navar for reasonably business expenses incurred by him in connection with his employment with the Company.

The agreement also provided that, if Mr. Navar's employment was terminated as a result of his death, disability, for Cause (as defined in the agreement), the agreement otherwise expired, or for any reason other than Good Reason (as defined in the agreement), Mr. Navar or his estate, conservator or designated beneficiary, as the case may be, would be entitled to payment of any earned but unpaid annual salary for the year in which Mr. Navar's employment was terminated through the date of termination, as well as any accrued but unused vacation, reimbursement of expenses, and vested benefits to which Mr. Navar was entitled in accordance with the terms of each applicable benefit plan. In the event Mr. Navar's employment was terminated for any other reason or if Mr. Navar terminated his own employment for Good Reason on or before the expiration of the Agreement, and provided that Mr. Navar executed a valid release of any and all claims that Mr. Navar may have relating to his employment against the Company, Mr. Navar was to be entitled to receive any earned but unpaid annual salary for the year, any accrued but unused vacation, reimbursement of expenses and vested benefits to which Mr. Navar was entitled in accordance with the terms of each applicable benefit plan, plus a lump sum amount equal to three months of annual salary that Mr. Navar would receive under the agreement if his employment with the Company had not been terminated.

In addition, in the event Mr. Navar's employment was terminated as a result of his death, Mr. Navar's estate, conservator or designated beneficiary, as the case may be, would be entitled to receive, in addition to Mr. Navar's accrued salary and benefits through the date of death, a lump sum payment equivalent to three months of Mr. Navar's annual salary in effect at the time of death.

Mr. Navar's employment agreement was terminated in connection with his resignation as our President on and as of May 13, 2008. Other than amounts owed to Mr. Navar through such date and COBRA benefits, Mr. Navar did not receive any severance payments or other compensation from the Company in connection with his departure.

Gary L. Perschbacher

On March 31, 2006, the Company entered into an employment agreement with Mr. Perschbacher to serve as our Chief Financial Officer. On September 19, 2006, we amended Mr. Perschbacher's employment agreement. The terms of the agreement provide for an extension of the term until September 20, 2009 and a base salary of $200,000. Salary for subsequent years, beginning with the Company's 2008 fiscal year, will be determined by the Compensation Committee, but in no event will be less than 110% of the prior year's salary. Mr. Perschbacher also received a grant of 10,000 shares of restricted stock of the Company pursuant to the Company's 2003 Stock Plan.

Subsequent to the end of the Company's fiscal year, LiveDeal terminated Mr. Perschbacher's employment as our Chief Financial Officer on and as of January 9, 2009. Mr. Perschbacher's employment agreement was also terminated on and as of that date, and Mr. Perschbacher received a lump-sum severance payment equal to three months of his base salary.

John Raven

Mr. Raven's employment agreement with the Company, which was initially entered into on September 21, 2004, was renewed and extended as of February 6, 2006 and again as of September 20, 2006. His current agreement provides for a term ending September 20, 2009 and a base salary of $220,000. Salary for subsequent years, beginning with the Company's 2008 fiscal year, will be determined by the Compensation Committee, but in no event will be less than 110% of the prior year's salary. Mr. Raven has received cash bonuses for his performance under his employment agreement. Additionally, Mr. Raven is to receive a bonus of 15,000 shares of restricted stock under the 2003 Stock Plan either upon change of control as defined in the plan or when the when the Company's stock trades at $20.00 per share, whichever occurs first.

Subsequent to the end of the Company's fiscal year, Mr. Raven announced his resignation as President and Chief Operating Officer of the Company, effective on and as of February 15, 2009. Mr. Raven's employment agreement will also terminate on and as of that date, and Mr. Raven will receive a lump-sum severance payment equal to three months of his base salary.

SEVERANCE AND CHANGE IN CONTROL PAYMENTS

As discussed above, we have employment agreements with certain of our Named Executive Officers that provide severance benefits to the Named Executive Officers upon termination in connection with a change in control or without cause. In the table below, we summarize the estimated payments that will be made to our current Named Executive Officer upon a termination of employment without cause or in connection with a change in control of LiveDeal. The major assumptions that we used in creating the table are set forth directly below. The table includes an estimate of the compensation that would accrue for each executive if the triggering event occurred on September 30, 2008 (LiveDeal's fiscal year-end) and, unless otherwise noted, is based on the executive's compensation on that date. Calculations requiring a per share stock price are made on the basis of the closing price of $1.50 per share of our common stock on the NASDAQ Capital Market on September 30, 2008.

Change in Control

No cash payment will be made solely because of a Change in Control (as that term is defined in the 2003 Stock Plan). The cash payments described under the table heading "Change in Control" will be triggered upon a termination in connection with a Change in Control. The Company typically makes payments of this type in a lump sum following termination, but the employment agreement enables the Company to continue paying salary in the ordinary course for the three months following a termination (either in connection with a Change in Control or without Cause).

Acceleration of Equity Awards upon a Change in Control

Under the 2003 Stock Plan, the committee administering the plan and/or the Board has the discretion to remove all restrictions on restricted stock awards that remain outstanding at the time of any Change in Control. For purposes of the "Restricted Stock Award" column, we have assumed the acceleration of the restricted stock awards for Mr. Edelhart. Mr. Edelhart also holds options to purchase

155,000 shares of the Company's common stock, which will partially accelerate in connection with any Change in Control.

Medical and Other Benefits

The table below does not discuss certain medical, disability or outplacement services benefits that may be payable on termination to our current Named Executive Officer. We also do not include any amounts payable on termination that are generally available to all employees on a non-discriminatory basis. In addition, this table does not include specific treatment of a normal retirement.

Release

The payment of the severance benefits summarized below is subject to the current Named Executive Officer signing a general release acceptable to LiveDeal in order for such severance benefits to take effect.

Name and Principal Position	Triggering Event	Severance Payments ($)	Restricted Stock Awards ($)	Potential / Total Value ($)
Michael Edelhart, Chief Executive Officer	Change in Control	62,500 (1)	15,000 (2)	77,500
	Without Cause	62,500 (1)	15,000 (2)	77,500

(1) Amount equal to three months of Mr. Edelhart's $250,000 annual base salary.
(2) Based on full and immediate vesting of the shares of restricted stock granted to Mr. Edelhart on May 22, 2008 in connection with his election to the Company's Board of Directors.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth information regarding outstanding equity awards for the Named Executive Officers as of September 30, 2008.

	Option Awards				Stock Awards			
Name and Position	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Share or Units That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares or Units That Have Not Vested ($)
Michael Edelhart, Chief Executive Officer	5,000	-	2.78 (2)	June 1, 2018	-	-	-	-
	-	-	-	-	10,000 (3)	15,000	-	-
Daniel L. Coury, Sr., Former Chief Executive Officer	-	-	-	-	-	-	-	-
Rajesh Navar, Former President	-	-	-	-	-	-	-	-
Gary L. Perschbacher, Chief Financial Officer	-	-	-	-	10,000 (4)	15,000	-	-
John Raven, President and Chief Operating Officer	-	-	-	-	2,500 (5)	3,750	-	-
					5,000 (6)	7,500		

(1) Based on the closing price per share ($1.50) of the Company's common stock, as reported on the NASDAQ Capital Market, on September 30, 2008.

(2) Equal to the fair market value of such shares on and as of the date of grant (June 1, 2008), as determined by our Board of Directors based on the per share closing price of the Company's common stock, as reported on the NASDAQ Capital Market, on the trading day immediately preceding the date of grant.

(3) Granted to Mr. Edelhart on May 22, 2008 in connection with his election to the Company's Board of Directors.

(4) Granted on September 16, 2006; vest on September 16, 2009.

(5) Granted on September 18, 2006; vest on September 18, 2009.

(6) Granted on December 15, 2003; vest on December 15, 2013.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information with respect to shares of LiveDeal common stock acquired through exercises of stock options and vesting of restricted shares and the number of shares acquired the value realized on exercise or vesting by the Named Executive Officers.

	Option Awards		Stock Awards	
Name and Position	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Michael Edelhart, Chief Executive Officer	-	-	-	-
Daniel L. Coury, Sr., Former Chief Executive Officer	-	-	111,667 (1)	328,301 (2)
Rajesh Navar, Former President	-	-	-	-
Gary L. Perschbacher, Chief Financial Officer	-	-	-	-
John Raven, President and Chief Operating Officer	-	-	2,500 (3)	8,750 (4)

(1) In connection with the Company's termination of Mr. Coury's employment as our Chief Executive Officer on May 19, 2008, 111,667 shares of restricted stock held by Mr. Coury immediately vested as of such date.

(2) Based on the closing price per share ($2.94) of the Company's common stock, as reported on the NASDAQ Capital Market, on the date of vesting.

(3) On April 1, 2008, 2,500 shares of restricted stock held by Mr. Raven vested according to the regular vesting schedule of a grant that was originally made on April 1, 2005.

(4) Based on the closing price per share ($3.50) of the Company's common stock, as reported on the NASDAQ Capital Market, on the date of vesting.

DIRECTOR COMPENSATION

Employee directors do not receive any separate compensation for their Board activities. Non-employee directors each receive a $36,000 annual retainer, as discussed above. Committee chairpersons receive an additional annual retainer of $10,000. We reimburse directors for reasonable expenses related to their Board service.

The following table summarizes compensation paid to each of our non-employee directors who served in such capacity during fiscal 2008.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Sheryle Bolton (1)	-	-	20,000 (2)	-	-	-	20,000
Richard D. Butler, Jr.	49,333	-	(3)	-	-	-	49,333
Thomas J. Clarke, Jr. (4)	30,000	-	37,500 (5)	-	-	-	67,500
Joseph F. Cunningham, Jr.	59,129	-	(6)	-	-	-	59,129
John Evans	-	-	(7)	-	-	190,000 (8)	190,000
Greg A. LeClaire (9)	16,398	-	27,500 (10)	-	-	-	43,898
Benjamin Milk (11)	32,000	-	(11)	-	-	-	32,000
Richard F. Sommer (12)	18,667	-	27,800 (13)	-	-	-	46,467

(1) Ms. Bolton was appointed to our Board of Directors on September 23, 2008.

(2) Based on the closing price per share ($2.00) of the Company's common stock, as reported on the NASDAQ Capital Market, on the date of grant. Award of 10,000 shares of restricted stock vests in three equal installments on the first, second and third anniversaries of the date of grant. This represents the only award outstanding held by Ms. Bolton as of September 30, 2008.

(3) As of September 30, 2008, Mr. Butler held 10,000 shares of restricted stock, none of which were vested, via stock awards outstanding.

(4) Mr. Clarke was initially appointed to our Board of Directors on November 20, 2007, and was re-elected at our 2008 Annual Meeting.

(5) Based on the closing price per share ($3.75) of the Company's common stock, as reported on the NASDAQ Capital Market, on the date of grant. Award of 10,000 shares of restricted stock vests in three equal installments on the first, second and third anniversaries of the date of grant. This represents the only award outstanding held by Mr. Clarke as of September 30, 2008.

(6) As of September 30, 2008, Mr. Cunningham held 25,500 shares of restricted stock, 250 of which were vested, via stock awards outstanding.

(7) As of September 30, 2008, Mr. Evans held 20,000 shares of restricted stock, none of which were vested, via stock awards outstanding.

(8) Includes $175,000 in aggregate fees paid to entities with which Mr. Evans is affiliated, Rubicon Capital Partners and Petrus Capital Partners, for investor relations and related services provided by Mr. Evans to LiveDeal. Also includes a $15,000 bonus paid to Mr. Evans during fiscal 2008 in connection with the Company's listing on the NASDAQ Capital Market.

(9) Mr. LeClaire was appointed to our Board of Directors on May 22, 2008.

(10) Based on the closing price per share ($2.75) of the Company's common stock, as reported on the NASDAQ Capital Market, on the date of grant. Award of 10,000 shares of restricted stock vests in three equal installments on the first, second and third anniversaries of the date of grant. This represents the only award outstanding held by Mr. LeClaire as of September 30, 2008.

(11) Mr. Milk resigned from our Board of Directors on June 24, 2008 (effective as of July 1, 2008). Upon his resignation, all 10,000 shares of restricted stock then held by Mr. Milk were immediately forfeited and cancelled.

(12) Mr. Sommer was appointed to our Board of Directors on May 22, 2008, and his appointment became effective eon June 2, 2008.

(13) Based on the closing price per share ($2.78) of the Company's common stock, as reported on the NASDAQ Capital Market, on the date of grant. Award of 10,000 shares of restricted stock vests in three equal installments on the first, second and third anniversaries of the date of grant. This represents the only award outstanding held by Mr. Sommer as of September 30, 2008.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes securities available for issuance under LiveDeal's equity compensation plans as of September 30, 2008:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	586,192 (2)	-	213,808
Equity compensation plans not approved by security holders	-	-	-
Total	-	-	213,808

(1) Includes the 2003 Stock Plan.

(2) This number represents the number of shares of restricted stock that have been granted to eligible participants under our 2003 Stock Plan. As of September 30, 2008, 381,267 of these shares were vested and 204,925 remained restricted.

2003 Stock Plan

During the fiscal year ended September 30, 2002, our stockholders approved the 2002 Employees, Officers & Directors Stock Option Plan (the "2002 Plan"), which was intended to replace our 1998 Stock Option Plan (the "1998 Plan"). The 2002 Plan was never implemented, however, and no options, shares or any other securities were issued or granted under the 2002 Plan. There were 300,000 shares of our common stock authorized for issuance under the 2002 Plan. On June 30, 2003 and July 21, 2003, respectively, our Board of Directors and a majority of our stockholders terminated both the 1998 Plan and the 2002 Plan and approved our 2003 Stock Plan. The 300,000 shares of common stock previously allocated to the 2002 Plan were re-allocated to the 2003 Stock Plan.

In April 2004, our stockholders and our Board of Directors approved an amendment to the 2003 Stock Plan to increase the aggregate number of shares available there under by 200,000 shares in order to have an adequate number of shares available for future grants. At our 2007 Annual Meeting, our stockholders approved an amendment that increased the aggregate number of shares available for issuance under the 2003 Stock Plan to 800,000 shares. At the 2008 Annual Meeting, our stockholders rejected an amendment that would have increased the number of shares available for issuance from 800,000 shares to 1,100,000 shares. Subject to the approval of Proposal 2 discussed elsewhere in this Proxy Statement, the number of shares available for issuance will be increased by 600,000 shares, to 1,400,000 shares in the aggregate.

The following Compensation Committee report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any Company filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent the intention to do so is expressed indicated.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Compensation Committee
Richard F. Sommer, Chairman
Thomas J. Clarke, Jr.
Greg A. LeClaire

AUDIT COMMITTEE REPORT

The SEC rules require us to include in our Proxy Statement a report from the Audit Committee of our Board of Directors. The following report concerns the Audit Committee's activities regarding oversight of our financial reporting and auditing process and does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing that we make under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate this report in such filings.

It is the duty of the Audit Committee to provide independent, objective oversight of our accounting functions and internal controls. The Audit Committee acts under a written charter that sets forth the audit-related functions we are expected to perform. Our functions are to:

- serve as an independent and objective party to monitor LiveDeal, Inc.'s financial reporting process and system of internal control structure;
- review and appraise the audit efforts of LiveDeal, Inc.'s independent registered public accounting firm; and
- provide an open avenue of communication among the independent auditors, financial and senior management, and the Board of Directors.

We meet with management periodically to consider the adequacy of the Company's internal controls and the objectivity of its financial reporting. We discuss these matters with the Company's independent auditors and with appropriate financial personnel. We regularly meet privately with the independent auditors, who have unrestricted access to the Audit Committee. We also recommend to the Board the appointment of the independent auditors and review periodically their performance and independence from management. Toward that end, we have considered whether the non-audit related services provided by LiveDeal, Inc.'s independent auditors are compatible with their independence. In addition, we review our financing plans and report recommendations to the full Board for approval and to authorize action.

Management of LiveDeal, Inc. has primary responsibility for the Company's financial statements and the overall reporting process, including its system of internal control structure. The independent auditors (a) audit the annual financial statements prepared by management, (b) express an opinion as to whether those financial statements fairly present LiveDeal, Inc.'s financial position, results of operations, and cash flows in conformity with generally accepted accounting principles, and (c) discuss with the Company any issues they believe should be raised. Our responsibility is to monitor and review these processes.

It is not our duty or responsibility to conduct auditing or accounting reviews or procedures. We are not employees of LiveDeal, Inc. while serving on the Audit Committee. We are not and we may not represent ourselves to be or to serve as accountants or auditors by profession or experts in the fields of accounting and auditing. Therefore, we have relied, without independent verification; on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States of America and on the representations of the independent auditors included in their report on LiveDeal, Inc.'s consolidated financial statements. Our oversight does not provide us with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, our considerations and discussions with management and the independent auditors do not assure that the Company's consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America, that the audit of the Company's consolidated financial statements has been carried out in accordance with generally accepted auditing standards or that LiveDeal, Inc.'s independent accountants are, in fact, "independent."

This year, we reviewed LiveDeal, Inc.'s audited consolidated financial statements and met with both management and Mayer Hoffman McCann P.C., LiveDeal, Inc.'s independent auditors, to discuss those consolidated financial statements. Management has represented to us that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. We have received from and discussed with Mayer Hoffman McCann P.C. the written disclosure and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). These items relate to that firm's independence from LiveDeal, Inc. We also discussed with Mayer Hoffman McCann P.C. any matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees).

In reliance on the reviews and discussions referred to above, we recommended to the Board that LiveDeal, Inc.'s audited consolidated financial statements should be included in LiveDeal, Inc.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2008.

The Audit Committee
Greg A. LeClaire, Chairman
Sheryle Bolton
Richard D. Butler, Jr.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of January 21, 2009, with respect to (i) each Named Executive Officer and each director of our Company; (ii) all Named Executive Officers and directors of our Company as a group; and (iii) each person known to our Company to be the beneficial owner of more than five percent of our common stock. We deem shares of our common stock that may be acquired by an individual or group within 60 days of January 21, 2009, pursuant to the exercise of options or warrants or conversion of convertible securities, to be outstanding for the purpose of computing the percentage ownership of such individual or group, but these shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 6,195,682 shares of common stock outstanding on January 21, 2009. The information as to beneficial ownership was either (i) furnished to us by or on behalf of the persons named or (ii) determined based on a review of the beneficial owners' Schedules 13D/G and Section 16 filings with respect to our common stock. Unless otherwise indicated, the business address of each person listed is 2490 East Sunset Road, Suite 100, Las Vegas, Nevada 89120.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Rajesh Navar (1)	814,756	13.2%
Daniel L. Coury, Sr. (2)	143,417	2.3%
Michael Edelhart (3)	30,625	*
Joseph Cunningham (4)	25,500	*
John Evans (5)	20,000	*
John Raven (6)	15,000	*
Sheryle Bolton (7)	10,000	*
Richard D. Butler, Jr. (8)	10,000	*
Thomas J. Clarke, Jr. (9)	10,000	*
Greg A. LeClaire (10)	10,000	*
Richard F. Sommer (11)	10,000	*
Gary L. Perschbacher (12)	10,000	*
All executive officers and directors as a group (12 persons)	1,109,298	17.9%
Joseph R. Huber (13)	1,712,199	27.6%
Rajesh Navar and Arati Navar, Co-Trustees of the Rajesh & Arati Navar Living Trust dated 9/23/2002 (14)	668,385	10.8%
Torstar Corporation (15)	475,718	7.7%

*Represents less than one percent of our issued and outstanding common stock.

(1) Mr. Navar is the Chairman of our Board of Directors. Mr. Navar owns 146,371 shares directly and 668,385

shares indirectly in his capacity as a co-trustee and co-beneficiary of the Rajesh & Arati Navar Living Trust dated 9/23/2002.

(2) Mr. Coury was our Chief Executive Officer until May 19, 2008, and a director of the Company until May 23, 2008. In connection with his departure as CEO, 43,333 shares of our restricted common stock formerly held by Mr. Coury were immediately forfeited and cancelled. Of the number shown, (i) 6,250 shares are owned by Children's Management Trust (the "Coury Trust"), of which Mr. Coury is a co-trustee, and (ii) 1,009 shares are owned by DLC & Associates Business Consulting, Inc. ("DLC"), of which Mr. Coury is the President. Mr. Coury disclaims beneficial ownership of the shares owned by the Coury Trust and DLC except to the extent of his proportionate interest therein, if any.

(3) Mr. Edelhart is our Chief Executive Officer and a director of the Company. The number shown includes (i) 10,000 shares of restricted common stock that Mr. Edelhart was granted upon his election to our Board of Directors on May 22, 2008, (ii) a fully-vested option to purchase 5,000 shares of our common stock that Mr. Edelhart was granted upon his appointment as our CEO, which became effective on June 1, 2008, and (iii) that portion of the option to purchase 150,000 shares of our common stock, which Mr. Edelhart was granted under our 2003 Stock Plan on October 3, 2008, that will be vested within 60 days of January 21, 2009 (i.e., 15,625 shares). Mr. Edelhart's right to exercise the October 3, 2008 option is subject to our stockholders' approval of the amendment of our 2003 Stock Plan described elsewhere in this Proxy Statement.

(4) Mr. Cunningham is a director of the Company.

(5) Mr. Evans is a director of the Company. Mr. Evans owns 10,000 shares directly and 10,000 shares indirectly as a co-owner of Rubicon Capital Partners ("Rubicon"). Mr. Evans disclaims beneficial ownership of the shares owned by Rubicon except to the extent of his proportionate interest therein, if any.

(6) Mr. Raven is our President and Chief Operating Officer.

(7) Ms. Bolton is a director of the Company.

(8) Mr. Butler is a director of the Company.

(9) Mr. Clarke is a director of the Company.

(10) Mr. LeClaire is a director of the Company.

(11) Mr. Sommer is a director of the Company.

(12) Mr. Perschbacher was our Chief Financial Officer until January 9, 2009.

(13) According to a Form 4 filed by Mr. Huber on January 13, 2009. Mr. Huber owns 1,676,425 shares directly and 35,774 shares indirectly (4,700 as custodian of a custodial account for the benefit of his child; 5,561 through his spouse; and 25,513 as portfolio manager of an investment company for which Mr. Huber's employer serves as the investment advisor). Address is 10940 Wilshire Boulevard, Suite 925, Los Angeles, California 90024.

(14) Address is 23930 Jabil Lane, Los Altos Hills, California 94024.

(15) According to a Schedule 13G filed by Torstar Corporation on June 19, 2007. Address is One Yonge Street, 6th Floor, Toronto, Canada M5E 1P9.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors, and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC").

Based solely on our review of the copies of such forms filed with the SEC and on written representations that no other reports were required, all Section 16(a) filing requirements applicable to our directors, executive officers and our ten percent or greater stockholders were complied with during the fiscal year that ended September 30, 2008, with the exception of the Form 3 and Form 4 that were required to be filed by Ms. Bolton upon her election to our Board of Directors and grant of 10,000 shares of our restricted common stock in connection therewith, respectively.

RELATED PARTY TRANSACTIONS

During fiscal 2008, the Company paid aggregate consulting fees of $175,000 to Rubicon Capital Partners and Petrus Capital Partners for investor relations and related services provided by John Evans to the Company. Mr. Evans, who is a director of the Company, is affiliated with both entities and is entitled to the full amount of such consulting fees for purposes of the disclosure required pursuant to Item 404 of Regulation S-K. The consulting arrangement described above was entered into before Mr. Evans was appointed to the Company's Board on June 7, 2007.

In accordance with its charter, the Audit Committee of the Company's Board reviews and recommends for approval all related party transactions (as such term is defined for purposes of Item 404 of Regulation S-K). Because the arrangement described above was entered into before Mr. Evans was a related person for these purposes, it was not approved by the Audit Committee at that time. The Board continues to believe that Mr. Evan's services are valuable to the Company and its stockholders, and that the Company's costs pursuant to the arrangement are reasonable. Accordingly, the Board has continued the consulting arrangement since Mr. Evans' appointment to the Board. Mr. Evans is not considered an independent director of the Company under SEC and NASDAQ rules, and he is not among the incumbents nominated for re-election at the 2009 Annual Meeting.

STOCKHOLDER PROPOSALS AND NOMINATIONS

To be considered for inclusion in our proxy materials relating to our 2010 Annual Meeting, stockholder proposals must be received at our principal executive offices by October 5, 2009, which is 120 calendar days prior to the anniversary of the mailing date of the Company's 2009 Proxy Statement. Any notice of a stockholder proposal submitted outside of the process prescribed by Rule 14a-8 of the Securities Exchange Act of 1934 after October 5, 2009 will be considered untimely. All stockholder proposals must be in compliance with applicable laws and regulations in order to be considered for possible inclusion in the proxy statement and form of proxy for the 2010 Annual Meeting.

OTHER MATTERS

As of the date of this Proxy Statement, our Board of Directors does not intend to present at the Annual Meeting any matters other than those described herein and does not presently know of any matters that will be presented by other parties. If any other matter is properly brought before the meeting for action by stockholders, proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the Board of Directors or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

ELECTRONIC DELIVERY OF FUTURE ANNUAL MEETING MATERIALS

We are offering our stockholders the opportunity to consent to receive our future proxy materials and annual reports electronically by providing the appropriate information when voting via the Internet. Electronic delivery could save us a significant portion of the costs associated with printing and mailing Annual Meeting materials, and we hope that our stockholders find this service convenient and useful. If you consent and we elect to deliver future proxy materials and/or annual reports to you electronically, then we will send you a notice (either by electronic mail or regular mail) explaining how to access these materials but will not send you paper copies of these materials unless you request them. We may also choose to send one or more items to you in paper form despite your consent to receive them electronically. Your consent will be effective until you revoke it by terminating your registration at the website www.investordelivery.com if you hold shares at a brokerage firm or bank participating in the ADP program, or by contacting our transfer agent, Registrar and Transfer Company, if you hold shares in your own name.

By consenting to electronic delivery, you are stating to us that you currently have access to the Internet and expect to have access in the future. If you do not have access to the Internet, or do not expect to have access in the future, please do not consent to electronic delivery because we may rely on your consent and not deliver paper copies of future Annual Meeting materials. In addition, if you consent to electronic delivery, you will be responsible for your usual Internet charges (e.g., online fees) in connection with the electronic delivery of the proxy materials and annual report.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. The Company files reports, proxy statements and other information with the SEC. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The statements and forms we file with the SEC have been filed electronically and are available for viewing or copy on the SEC maintained Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address for this site can be found at: *www.sec.gov*.

A copy of our Annual Report on Form 10-K for the fiscal year ended September 30, 2008 has been mailed to you with this Proxy Statement. The Annual Report is not incorporated into this Proxy Statement and is not to be considered a part of these proxy soliciting materials or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934. The information contained in the "Audit Committee Report," "Compensation Committee Report," and "Performance Graph" shall not be deemed "filed" with the Securities and Exchange Commission or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Exchange Act. We will provide upon written request, without charge to each stockholder of record as of the record date, a copy of our Annual Report on Form 10-K for the fiscal year ended September 30, 2008, as filed with the SEC. Any exhibits listed in the Form 10-K report also will be furnished upon request at the actual expense incurred by us in furnishing such exhibits. Any such requests should be directed to our Corporate Secretary at our principal executive offices at 2490 East Sunset Road, Suite 100, Las Vegas, Nevada 89120.

STOCKHOLDERS ARE URGED TO IMMEDIATELY MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY VIA FACSIMILE TO THE ATTENTION OF RAJEEV SESHADRI AT (702) 939-0246 OR IN THE ENCLOSED POSTAGE-PAID ENVELOPE. YOUR VOTE IS IMPORTANT.

LiveDeal, Inc.

/s/Michael Edelhart
Michael Edelhart
Chief Executive Officer

February 2, 2009

APPENDIX A

FIRST AMENDMENT
TO THE
LIVEDEAL, INC.
AMENDED AND RESTATED 2003 STOCK PLAN

LiveDeal, Inc. (the "Company") hereby amends the LiveDeal, Inc. Amended and Restated 2003 Stock Plan (the "Plan"), pursuant to Section 12.1 of the Plan, as follows:

1. Article 2 of the Plan is hereby amended by adding the following new Section 2.2:

> 2.2 EXPIRATION DATE. The Plan will expire on and no Award may be granted under the Plan after the tenth anniversary of the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the Award Agreement.

2. Section 3.1(a) of the Plan is hereby amended in its entirety to read as follows:

> (a) "Award" means any Restricted Stock Award, Performance Share Award, Performance-Based Award or Option granted to a Participant under the Plan.

3. Section 3.1(e) of the Plan is hereby amended by adding the following new sentence to the end thereof:

> For any Award subject to the requirements of Section 409A of the Code, the Award Agreement for such Award may prescribe a different definition of the term "Change of Control" that will apply for purposes of such Award and that complies with the requirements of Section 409A of the Code.

4. Section 3.1(i) of the Plan is hereby amended in its entirety to read as follows:

> (i) "Disability" or "Disabled" means a Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months. A Participant will be considered Disabled under the Plan only when he or she furnishes proof acceptable to the Committee of the existence of such Disability.

5. Section 3.1(k)(2) of the Plan is hereby amended in its entirety to read as follows:

> (2) In the absence of an established market for the Stock of the type described in (1) above, the Fair Market Value shall be determined by the Committee in accordance with the requirements set forth in Treasury Regulation Section 1.409A-1(b)(5)(iv)(B) or any successor provision thereof.

6. Section 3.1 of the Plan is hereby amended by adding the following new paragraphs to the end thereof:

> (v) "Incentive Stock Option" means an Option that is intended to meet the requirements of Section 422 of the Code and any successor provision thereto.
>
> (w) "Non-Qualified Stock Option" means an Option that is not intended to be an Incentive Stock Option.
>
> (x) "Option" means a right granted to a Participant under Article 14 of the Plan to purchase Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

7. Section 4.3(k) of the Plan is hereby amended by adding the following sentence to the end thereof:

> Notwithstanding any provision to the contrary, the Committee shall not take any action or fail to take any action with respect to the operation of the Plan or any Award Agreement that would cause all or part of the payment under any Award to be subject to the additional tax under Section 409A of the Code.

8. Section 5.1 of the Plan is hereby amended in its entirety to read as follows, which amendment shall be effective as of the Effective Date, subject to approval by the Company's Stockholders:

> 5.1 <u>NUMBER OF SHARES</u>. Subject to adjustment provided in Section 11.1, the aggregate number of shares of Stock reserved and available for grant under the Plan shall be 1,400,000.

9. Section 10.2 of the Plan is hereby amended in its entirety to read as follows:

> 10.2 <u>EXCHANGE PROVISIONS</u>. The Committee may, at any time, offer to exchange or buy out any previously granted Award for a payment in cash, Stock or another Award (subject to Section 10.1), based on the terms and conditions the Committee determines and communicates to the Participant at the time the offer is made. Notwithstanding the foregoing, if an Award is subject to Section 409A of the Code, the Committee will not take any action pursuant to this Section that would result in an impermissible acceleration or further deferral of such Award or that would otherwise cause such Award to be subject to additional tax under Section 409A of the Code.

10. Section 10.3 of the Plan is hereby amended in its entirety to read as follows:

> 10.3 <u>TERM OF AWARD</u>. The term of each Award shall be for the period as determined by the Committee, provided that in no event will the term of any Option exceed a period of ten years from the date of its grant.

11. Section 10.4 of the Plan is hereby amended by adding the following sentence to the end thereof:

> Notwithstanding the foregoing, if an Award is subject to Section 409A of the Code, the Committee will specify the form of payment for such Award (i.e. single payment or installments) in the Award Agreement and any subsequent change to the form of payment for such Award will be made in accordance with Treasury Regulation Section 1.409A-2(b).

12. Section 11.1 of the Plan is hereby amended by adding the following sentence to the end thereof:

> Any substitution made pursuant to this Section shall be made in such a manner that is consistent with the requirements of Section 409A of the Code and that will not affect the status of any Award intended to qualify as an Incentive Stock Option under Section 422 of the Code or as "performance based compensation" under Section 162(m) of the Code.

13. Section 12.1 of the Plan is hereby amended by adding the following sentence to the end thereof:

> In addition, except as otherwise provided in Article 11.1 related to changes in capital structure, the terms of outstanding Awards may not be amended to reduce the exercise price of outstanding Options or to cancel outstanding Options in exchange for cash, other Awards or Options with an exercise price that is less than the exercise price of the original Options without stockholder approval.

14. The Plan is hereby amended by adding the following new Section 13.14:

> 13.14. COMPLIANCE WITH SECTION 409A OF THE CODE. Some of the Awards that may be granted pursuant to the Plan (including Performance Shares) may be considered to be "non-qualified deferred compensation" subject to Section 409A of the Code. If an Award is subject to Section 409A of the Code, the Award Agreement and this Plan are intended to comply fully with and meet all of the requirements of Section 409A of the Code. The Award Agreement shall include such provisions as may be necessary to assure compliance with Section 409A of the Code. An Award subject to Section 409A of the Code also shall be administered in good faith compliance with the provisions of Section 409A of the Code as well as applicable guidance issued by the Internal Revenue Service and the Department of Treasury. To the extent necessary to comply with Section 409A of the Code, any Award that is subject to Section 409A of the Code may be modified, replaced or terminated in the discretion of the Committee. Notwithstanding any provision of this Plan or any Award Agreement to the contrary, in the event that the Committee determines that any Award is or may become subject to Section 409A of the Code, the Company may adopt such amendments to the Plan and the related Award Agreements, without the consent of the Participant, or adopt other policies and procedures (including amendments, policies and procedures

with retroactive effective dates), or take any other action that the Committee determines to be necessary or appropriate to either comply with Section 409A of the Code or to exclude or exempt the Plan or any Award from the requirements of Section 409A of the Code.

15. The Plan is hereby amended by adding the following new Article 14, which amendment shall be effective as of the Effective Date, subject to approval by the Company's Stockholders:

ARTICLE 14
STOCK OPTIONS

14.1 GENERAL. The Committee is authorized to grant Options to Participants (other than to Non-Employee Directors) on the following terms and conditions:

(a) EXERCISE PRICE. The exercise price per share of Stock under an Option will be determined by the Committee and set forth in the Award Agreement; provided that the exercise price for any Option will not be less than the Fair Market Value as of the date of grant.

(b) TIME AND CONDITIONS OF EXERCISE. The Committee will determine the time or times at which an Option may be exercised in whole or in part. The Committee may also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c) LAPSE OF OPTION. An Option will lapse under the following circumstances:

(1) The Option will lapse ten years from the date it is granted, unless an earlier time is set in the Award Agreement;

(2) Unless otherwise provided in the Award Agreement, the vested portion of the Option will lapse upon the earlier of (i) the Option's expiration date or (ii) 90 days after a Participant's termination of employment or service for any reason other than the Participant's death or Disability. Upon a Participant's termination of employment or service with the Company or any Subsidiary, the non-vested portion of the Option will lapse upon the date of such termination. To the extent that any portion of an Incentive Stock Option is exercised more than 90 days after the date the Participant ceases to be an employee of the Company for any reason (other than death or Disability), the exercise of such portion will be considered the exercise of a Non-Qualified Stock Option; and

(3) Unless otherwise provided in the Award Agreement, if the Participant terminates employment or service on account of Disability or death before the Option lapses

pursuant to paragraph (1) or (2) above, the vested portion of the Option will lapse on the earlier of (i) the Option's expiration date, or (ii) one year after the date the Participant terminates employment on account of Disability or death. Upon a Participant's termination of employment or service with the Company or any Subsidiary, the non-vested portion of the Option will lapse upon the date of such termination. Upon the Participant's Disability or death, any Options exercisable at the Participant's Disability or death may be exercised by the Participant's legal representative or representatives, by the person or persons entitled to do so under the Participant's last will and testament, or, if the Participant fails to make testamentary disposition or dies intestate, by the person or persons entitled to receive the Option under the applicable laws of descent and distribution. To the extent that any portion of an Incentive Stock Option is exercised more than 12 months after the date the Participant ceases to be an employee of the Company on account of Disability, the exercise of such portion will be considered the exercise of a Non-Qualified Stock Option.

(d) PAYMENT. The Committee will determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation, cash, shares of Stock that have been held by the Participant for at least six months (through actual tender or by attestation), promissory note, or other property (including broker-assisted arrangements), and the methods by which shares of Stock will be delivered or deemed to be delivered to a Participant.

(e) EVIDENCE OF GRANT. All Options will be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement will include such additional provisions as may be specified by the Committee.

14.2 INCENTIVE STOCK OPTIONS. Incentive Stock Options will be granted only to employees of the Company and any Subsidiary and the terms of any Incentive Stock Options granted under the Plan must comply with the following additional rules.

(a) EXERCISE PRICE. The exercise price per share of Stock will be set by the Committee, provided that the exercise price for any Incentive Stock Option may not be less than the Fair Market Value as of the date of the grant.

(b) EXERCISE. In no event may any Incentive Stock Option be exercisable for more than ten years from the date of its grant.

(c) INDIVIDUAL DOLLAR LIMITATION. The aggregate Fair Market Value (determined as of the time an Award is made) of all shares of Stock with respect to which Incentive

Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000.00 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. If for any reason Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess will be considered Non-Qualified Stock Options.

(d) TEN PERCENT OWNERS. An Incentive Stock Option will be granted to any individual who, at the date of grant, owns Stock possessing more than ten percent of the total combined voting power of all classes of Stock of the Company only if such Option is granted at a price that is not less than 110% of Fair Market Value on the date of grant and the Option is exercisable for no more than five years from the date of grant.

(e) EXPIRATION OF INCENTIVE STOCK OPTIONS. No Award of an Incentive Stock Option may be made pursuant to this Plan after the tenth anniversary of the Effective Date.

(f) RIGHT TO EXERCISE. During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant.

16. Any Awards of Options granted prior to approval of this First Amendment by the Company's Stockholders shall be expressly conditioned upon Stockholder approval of this First Amendment.

17. Except as otherwise set forth herein, this Amendment shall be effective as of September 19, 2008 (the "Effective Date"), provided, however, that the Plan has been operated in good faith compliance with Section 409A of the Code for period beginning January 1, 2005 through the Effective Date.

18. This First Amendment shall amend only the provisions of the Plan as set forth herein, and those provisions not expressly amended hereby shall be considered in full force and effect.

IN WITNESS WHEREOF, the Company has caused this First Amendment to be executed by its duly authorized representative on this 23rd day of October, 2008.

LiveDeal, Inc.

By: /s/Michael Edelhart
Name: Michael Edelhart
Its: Chief Executive Officer

X PLEASE MARK VOTES AS IN THIS EXAMPLE

REVOCABLE PROXY
LIVEDEAL, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS IN CONNECTION WITH THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON FEBRUARY 26, 2009

The undersigned revokes all previous proxies, acknowledges receipt of the Notice of the Annual Meeting of Stockholders to be held on February 26, 2009 and the Proxy Statement and appoints Michael Edelhart and Rajeev Seshadri (or either of them), the proxy of the undersigned, with full power of substitution to vote all shares of common stock of LiveDeal, Inc. (the "Company") that the undersigned is entitled to vote, either on his or her own behalf of any entity or entities, at the Annual Meeting of Stockholders of the Company to be held on February 26, 2009 at 8:00 a.m. local time, at Regus, 71 Stevenson Street, San Francisco, California 94105, and at any adjournment or postponement thereof, with the same force and effect as the undersigned might or could do if personally present thereat. The shares represented by this proxy shall be voted in the manner set forth on the reverse side.

Please be sure to date and sign this proxy card in the box below.

Date

Sign above

	For	With-hold	For All Except
PROPOSAL NO. 1 – ELECTION OF DIRECTORS Sheryle Bolton, Richard D. Butler, Jr., Thomas J. Clarke, Jr., Michael Edelhart, Greg A. LeClaire, Rajesh Navar, Richard F. Sommer	☐	☐	☐

INSTRUCTION: To withhold authority to vote for any individual nominee, mark "For All Except" and write that nominee's name in the space provided below.

	For	Against	Abstain
PROPOSAL NO. 2 – AMENDMENT TO 2003 STOCK PLAN To amend the LiveDeal, Inc. Amended and Restated 2003 Stock Plan primarily to (i) provide for the grant of stock options under the plan and (ii) increase the number of shares available for issuance under the plan from 800,000 shares to 1,400,000 shares	☐	☐	☐
PROPOSAL NO. 3 – RATIFICATION OF AUDITORS To ratify the appointment of Mayer Hoffman McCann P.C. as LiveDeal's independent registered public accounting firm for the fiscal year ending September 30, 2009	☐	☐	☐

OTHER MATTERS
In his discretion, the Proxy is authorized to vote upon such other matters as may properly come before the meeting.

Please disregard the following if you have previously provided your consent decision:

☐ By checking the box to the left, I consent to future delivery of annual reports, proxy statements, prospectuses, other materials, and shareholder communications electronically via the Internet at a website that will be disclosed to me. I understand that the Company may no longer distribute printed materials to me regarding any future stockholder meeting until such consent is revoked. I understand that I may revoke my consent at any time by contacting the Company's transfer agent, Registrar and Trust Company, 10 Commerce Drive, Cranford, New Jersey 07016, and that costs normally associated with electronic delivery, such as usage and telephone charges as well as any costs I may incur in printing documents, will be my responsibility.

Detach above card, sign, date and mail in postage paid envelope provided.

LIVEDEAL, INC.

PLEASE ACT PROMPTLY

PLEASE COMPLETE, DATE, SIGN, AND MAIL THIS PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

IF YOU RETURN YOUR PROPERLY EXECUTED PROXY, WE WILL VOTE YOUR SHARES AS YOU DIRECT. IF YOU DO NOT SPECIFY ON YOUR PROXY HOW YOU WANT TO VOTE YOUR SHARES, WE WILL VOTE THEM FOR PROPOSALS 1, 2, AND 3 IN THE DISCRETION OF THE PROXY ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

Please sign EXACTLY as your name appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as such. If more than one trustee, all should sign. If shares are held jointly, both owners must sign.

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

____

____

____

END